    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 2002



                                                      REGISTRATION NO. 333-96587

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          DICK'S SPORTING GOODS, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             5940                            16-1241537
 (State or other jurisdiction of      (Primary Standard Industrial     (I.R.S. Employer Identification
  incorporation or organization)      Classification Code Number)                  Number)

                             ----------------------
                       200 INDUSTRY DRIVE, RIDC PARK WEST
                              PITTSBURGH, PA 15275
                                 (412) 809-0100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ----------------------
                                EDWARD W. STACK
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               200 INDUSTRY DRIVE
                                 RIDC PARK WEST
                              PITTSBURGH, PA 15275
                                 (412) 809-0100
              (Name and address, including zip code, and telephone
               number, including area code, of agent for service)

                        COPIES OF ALL COMMUNICATIONS TO:

             WILLIAM R. NEWLIN, ESQ.                              VALERIE FORD JACOB, ESQ.
            LEWIS U. DAVIS, JR., ESQ.                     FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
             JEREMIAH G. GARVEY, ESQ.                                ONE NEW YORK PLAZA
   BUCHANAN INGERSOLL PROFESSIONAL CORPORATION                    NEW YORK, NY 10004-1980
                ONE OXFORD CENTRE                                      (212) 859-8000
           301 GRANT STREET, 20TH FLOOR
               PITTSBURGH, PA 15219
                  (412) 562-8800

                             ----------------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [ ]

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
           TITLE OF EACH CLASS OF               PROPOSED MAXIMUM AGGREGATE                AMOUNT OF
        SECURITIES TO BE REGISTERED                OFFERING PRICE (1)(2)            REGISTRATION FEE (3)
--------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value................          $200,000,000.00                    $18,400.00
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


(1) Includes shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.


(3) Previously paid.

                             ----------------------
       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED AUGUST 26, 2002


P R O S P E C T U S

                                     SHARES

                       [DICK'S SPORTING GOODS, INC. LOGO]
                                  COMMON STOCK
                             ----------------------
       This is Dick's Sporting Goods, Inc.'s initial public offering of its
common stock. Dick's Sporting Goods is selling          shares and certain of
our stockholders are selling          shares of our common stock.

       We expect the public offering price to be between $     and $     per
share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be listed on the New York Stock Exchange under the symbol "DKS."

       INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.
                             ----------------------

                                                                       PER SHARE              TOTAL
                                                                       ---------              -----
         Public offering price.......................................      $                    $
         Underwriting discount.......................................      $                    $
         Proceeds, before expenses, to Dick's Sporting Goods, Inc....      $                    $
         Proceeds, before expenses, to the selling stockholders......      $                    $

       The underwriters may also purchase up to an additional          shares
from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about          , 2002.
                             ----------------------

MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.
Sole Book-Running                                             Co-Lead Manager
    Manager

                         BANC OF AMERICA SECURITIES LLC
                                                         WILLIAM BLAIR & COMPANY
                             ----------------------
                The date of this prospectus is          , 2002.

   [Photographs depicting prototypical store facade, photographs of inside of prototypical store and graphic depiction of company sales results and income from continuing operations for the last 5 fiscal years]

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
Summary.....................................................     1
Risk Factors................................................     8
Forward-Looking Statements..................................    17
Market Data.................................................    17
Use of Proceeds.............................................    18
Dividend Policy.............................................    19
Capitalization..............................................    20
Dilution....................................................    22
Selected Consolidated Historical Financial and Operating
  Data......................................................    23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    26
Business....................................................    35
Management..................................................    45
Related Party Transactions..................................    53
Principal and Selling Stockholders..........................    56
Description of Capital Stock................................    58
Shares Eligible for Future Sale.............................    64
United States Tax Consequences To Non-United States
  Holders...................................................    66
Underwriting................................................    69
Validity of Common Stock....................................    72
Experts.....................................................    72
Additional Information......................................    72
Index to Consolidated Financial Statements..................   F-1


                             ---------------------

       You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

       Dick's Sporting Goods, DicksSportingGoods.com, Northeast Outfitters, PowerBolt, Fitness Gear and Stone Hill are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                    SUMMARY

       This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our audited financial statements and the notes to those financial statements and the other financial information appearing elsewhere in this prospectus, before you decide to invest in our common stock. Generally, references to "Dick's," "Dick's Sporting Goods," "we," "us" and "our" mean Dick's Sporting Goods, Inc. and our consolidated subsidiary. In addition, in this prospectus our fiscal years ended on February 28, 1998, January 30, 1999, January 29, 2000, February 3, 2001, and February 2, 2002 are referred to as fiscal 1997, fiscal 1998, fiscal 1999, fiscal 2000 and fiscal 2001, respectively. The convention that is used in determining our fiscal year end was the Saturday nearest to the last day of January beginning in 1999 and the Saturday nearest to the last day of February in prior years.

                             DICK'S SPORTING GOODS


       We are the most profitable full-line sporting goods retailer as compared to the six largest publicly-traded full-line sporting goods retailers in the United States as measured by total net income in fiscal 2001, and our $1.1 billion in net sales in fiscal 2001 ranks us as the second largest. Our core focus is to be an authentic sporting goods retailer by offering a broad selection of high-quality, competitively-priced brand name sporting goods equipment, apparel and footwear that enhances our customers' performance and enjoyment of their sports activities. Each of our stores typically contains five specialty stores. We believe our "store-within-a-store" concept creates a unique shopping environment by combining the convenience, broad assortment and competitive prices of large format stores with the brand names, deep product selection and customer service of a specialty store. We believe this combination differentiates us from our competitors, positions us as a destination store for a wide range of sporting goods and appeals to a broad customer segment from the beginner to the sports enthusiast.



       As of August 3, 2002, we operated 134 stores in 24 states. Our two primary store prototypes of approximately 48,000 and 30,000 square feet provide us with substantial flexibility to adapt to specific market characteristics and optimize our investments in new stores. We carry a wide variety of well-known brands, including Nike, Columbia, Adidas and Callaway, as well as exclusive branded-products sold under names such as Ativa and Walter Hagen, which are available only in our stores. The breadth of our product selections in each category of sporting goods offers our customers a wide range of price points and enables us to address the needs of sporting goods consumers, from the beginner to the sport enthusiast. For the twelve months ended August 3, 2002, we generated net sales, operating income and net income of $1.2 billion, $55.9 million and $31.0 million, respectively.


                             COMPETITIVE STRENGTHS

       We believe that the following key competitive strengths differentiate us and are critical to our continuing success:

Demonstrated Ability to Consistently Deliver Profitable Growth


       For the four year period ending February 2, 2002, our net sales, operating income and net income have grown at a compounded annual growth rate of 20%, 39% and 55%, respectively. During the same time period, our gross profit margins have increased from 22.1% to 24.5%, while our operating margins have increased from 2.7% to 4.2%. We will continue to focus on the financial metrics which we believe are key to our profitable growth, such as return on invested capital for all of our capital projects, inventory turnover and growth in store operating profit. For the four year period ending February 2, 2002, our return on invested capital for the company has increased from 8.1% to 10.8%. These historical results may not be indicative of future results and we can provide no assurances that we will be able to achieve comparable future results.


Compelling New Store Economics


       We believe our new stores generate attractive returns on invested capital as compared to the publicly-traded full-line sporting goods retailers. Our cash-on-cash return for new stores has steadily improved since the beginning of fiscal 1996, and in fiscal 2001, our 104 comparable stores (stores open for 14 full months) generated an average cash-on-cash return of 45%. When we refer to cash-on-cash return, we mean cash generated from a store's operations divided by the cash investment in net assets of that store. We can provide no assurances that we can generate these returns on new stores we open in the future.


Leading Market Share in Existing Markets

       We believe we are the leading full-line retailer of sporting goods in substantially all of our markets as calculated by the number of stores operated by a retailer in each market multiplied by that retailer's nationwide average net sales per store. We intend to add new stores to existing markets to further solidify our market share and expand into new markets which are close to our existing markets. This strategy enables us to leverage our brand recognition, existing advertising, management and distribution costs in order to increase our return on invested capital. We believe our strong brand recognition combined with the density of store locations we have achieved in our markets provides a significant competitive advantage.

Unique Shopping Experience

       Our stores provide a distinctive and exciting shopping experience by offering our customers the convenience of numerous specialty stores under one roof while delivering the product assortment of a large format store. We believe the following characteristics differentiate us from our competitors:

       - Interactive "Store-Within-A-Store." Our stores typically contain five stand alone specialty stores, including: The Pro Shop (golf), The Footwear Center (high-performance athletic footwear), The Cycle Shop (cycling), The Sportsman's Lodge (hunting, fishing and camping) and Total Sports (seasonal sports equipment and athletic apparel). Each of these specialty departments offer the broad selection of high-quality, well-known brand names and innovative merchandise presentation primarily found in a specialty store. In addition, our stores provide interactive opportunities, by allowing customers to test golf clubs in an indoor driving range, shoot bows in our archery range, or run and rollerblade on our footwear track.

       - Authentic Sporting Goods Retailer. Our history and core foundation is as a purveyor of authentic athletic equipment, apparel and footwear, which means we offer athletic merchandise that is high quality and intended to enhance our customers' performance and enjoyment of athletic pursuits, rather than focusing our merchandise selection on the latest fashion trend or style. We believe this focus makes our results less volatile than many of our competitors, while distinguishing us and our offerings from mass merchandisers. This merchandising approach ultimately positions us with advantages in a market which we believe will continue to benefit from new product offerings with enhanced technological features.


       - Expertise and Service. We enhance our customers' shopping experience by providing knowledgeable and trained customer service professionals and value added services. For example, we were the first full-line sporting goods retailer to have active members of the PGA working in our stores, and currently employ over 100 PGA professionals in our golf departments. We also currently have over 200 bike mechanics to sell and service bicycles. All of our stores also provide support services such as golf club grip replacement, bicycle repair and maintenance, and home delivery and assembly of fitness equipment.


Experienced Management Team


       Our executive management team has worked together for a number of years and has diverse and extensive backgrounds across retail sectors. Our executive management team averages 13 years of experience in the sporting goods industry, all with us, and 22 years in general retailing. We believe the team's experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics, better understand our customer base and build strong vendor relationships.

                                GROWTH STRATEGY

       We plan to continue to strengthen our position as a leading full-line sporting goods retailer by:

Expanding Our Store Base Using Our Proven Store Model


       We believe that our compelling new store economics and our successful track record of opening new stores provides us with a strong foundation for continued growth through new store openings. We plan to open 15 stores in fiscal 2002, of which nine are open to date, and between 15 and 20 stores in fiscal 2003. Our store openings will be in existing markets as well as contiguous markets. Since the beginning of fiscal 2000, we have opened 51 stores.


Continuing to Increase Margins and Return on Invested Capital

       We will continue to strive to increase operating margins and return on capital by:


       - Generating continuous increases in comparable store sales by expanding our sales in selected product lines, such as women's apparel;


       - Continuing to expand gross margins as we benefit from improved purchasing leverage from our vendors, increased scale and leverage of distribution and occupancy costs, as well as disciplined merchandising planning and allocation which contribute to reduced markdowns;

       - Leveraging the infrastructure investments we have made and intend to make, principally in the areas of distribution, information systems, and people, to enable us to better manage our growth; and


       - Improving inventory turnover, which in fiscal 2001 was the highest among all comparable publicly-traded full-line sporting goods retailers, by expanding our backstock program at our distribution center to more efficiently replenish high sales volume stores and faster selling products within our stores.


Continuing to Expand Our Exclusive Brand-name Offerings


       We offer our customers high-quality products at competitive prices marketed under exclusive brands. We have invested in a development and procurement staff that continually sources performance-based products generally targeted to the sporting enthusiast for sale under brands such as Ativa, Walter Hagen, Stone Hill, Northeast Outfitters, PowerBolt, and DBX. Many of our products incorporate technical features such as GORE-TEX, a waterproof breathable fabric, and CoolMax, a fabric that wicks moisture away from the skin to the fabric where the moisture evaporates faster, that are typically available only through well-known brand names. Our exclusive products offer outstanding value to our customers at each price point and provide us with significantly higher gross margins than comparable products we sell. Exclusive branded products have grown to $28.2 million of net sales in fiscal 2001 from $9.8 million in fiscal 1999. We expect to continue to grow our exclusive brand-name offerings.


                             ---------------------


       Dick's was founded in 1948 when Richard ("Dick") Stack, the father of Edward W. Stack, our Chairman and Chief Executive Officer, opened his original bait and tackle store in Binghamton, New York. Edward W. Stack joined his father's business full-time in 1977, and, upon his father's retirement in 1984, became President and Chief Executive Officer of the then two store chain. Since 1994 we have opened 125 stores, and we plan to continue to expand our store base to further solidify our position as a leader of sporting goods retailing.


       We were incorporated in 1948 in New York under the name Dick's Clothing and Sporting Goods, Inc. In November 1997, we reincorporated as a Delaware corporation, and in April 1999 we changed our name to Dick's Sporting Goods, Inc. Our executive offices are located at 200 Industry Drive, RIDC Park West, Pittsburgh, PA 15275, and our phone number is (412) 809-0100. Our website is located at www.dickssportinggoods.com. The information on our website does not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered:

  By us.......................             shares

  By the selling
stockholders..................             shares

     Total....................             shares

Common stock to be outstanding
after the offering............             shares

Class B common stock to be
outstanding after the
offering......................             shares

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering will be approximately $     million.
                                 We plan to use the net proceeds from this offering to reduce the amount of indebtedness outstanding under our revolving bank facility including accrued interest. We intend, subject to compliance with the terms of our credit facility, to reborrow under the credit facility in the ordinary course of business for:

                                 - opening new retail stores; and

                                 - general corporate purposes, including working
                                   capital.

                                 We will not receive any proceeds from the sale of the shares by the selling stockholders.

Dual classes of stock and
voting
rights........................   Upon the completion of the offering we will
                                 have two classes of common stock, our existing common stock and a new class of Class B common stock. The holders of common stock generally have rights identical to holders of Class B common stock, except that holders of common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. Holders of all classes of common stock will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by Delaware law. All of the Class B common stock will be held by Edward
                                 W. Stack and his relatives.

Risk factors..................   See "Risk Factors" and other information
                                 included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed New York Stock
Exchange trading symbol.......   "DKS"

       Unless we indicate otherwise, all information in this prospectus:

       - is based on an assumed initial public offering price of $   per share
         (the midpoint of the range on the front cover of this prospectus);

       - assumes no exercise of the underwriters' over-allotment option; and

       - gives effect to (i) a charter amendment which will occur just prior to the completion of this offering and will provide for (1) the
         authorization of the issuance of up to    ,000,000 shares of common
         stock,    ,000,000 shares of Class B common stock, and 5,000,000 shares of preferred stock, and

         (2) simultaneously, a   -for-1 stock split of all existing shares of
         common stock, and (ii) a share exchange by Edward W. Stack and his relatives of common stock for shares of Class B common stock.

       The number of shares of common stock that will be outstanding after this offering excludes:


       - 2,493,045 shares of common stock issuable upon the exercise of stock options outstanding as of August 3, 2002, with a weighted average exercise price of $9.57 per share, of which 1,760,306 were vested as of August 3, 2002, options for 1,235,000 shares of common stock to be granted at least at the public offering price in connection with this offering and 3,065,000 shares of either common stock or Class B common stock available for future grants under our 2002 Stock Plan;


       - 500,000 shares of common stock reserved for issuance under our 2002 Employee Stock Purchase Plan; and

       - 8,229 shares of common stock exercisable under warrants which expire upon the offering at an exercise price of $0.01 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


       The following summary consolidated financial data for fiscal years 1997, 1999, 2000 and 2001 presented below under the captions "Statement of Operations Data" and "Other Data" have been derived from our consolidated financial statements for those periods. The following summary consolidated financial data for fiscal years 1997, 1999, 2000 and 2001, the twelve month period ended January 30, 1999 and the 26 weeks ended August 4, 2001 and August 3, 2002 presented below under the caption "Store Data" have been derived from internal records of our operations. The following summary consolidated financial data for the 12 months ended January 30, 1999 and for the 26 weeks ended August 4, 2001 and as of and for the 26 weeks ended August 3, 2002 presented below under the captions "Statement of Operations Data," "Other Data" and "Balance Sheet Data" have been derived from our consolidated financial statements, which, in our opinion, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the information set forth therein.


       Our fiscal year consists of 52 or 53 weeks, ends on the Saturday nearest to the last day of January beginning in 1999 and on the Saturday nearest to the last day of February in prior years and is named for the calendar year ending closest to that date. All fiscal years presented include 52 weeks of operations, except 2000, which includes 53 weeks. You should read the information set forth below in conjunction with other sections of this prospectus, including "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.


                                                     12 MONTHS                                               26 WEEKS ENDED
                                                       ENDED                                             ----------------------
                                         FISCAL     JANUARY 30,     FISCAL       FISCAL       FISCAL     AUGUST 4,   AUGUST 3,
                                          1997       1999 (1)        1999         2000         2001        2001         2002
                                       ----------   -----------   ----------   ----------   ----------   ---------   ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SALES PER SQUARE FOOT DATA)
STATEMENT OF OPERATIONS DATA: (2)
Net sales............................  $  534,593   $  628,860    $  728,342   $  893,396   $1,074,568   $487,532    $  586,758
Gross profit.........................     112,957      138,735       163,896      208,844      263,569    115,508       150,392
Selling, general and administrative
  expense............................     101,508      116,476       132,403      169,392      213,065     95,025       118,024
Operating income.....................       8,095       17,073        28,005       33,541       45,360     18,617        29,156
Interest expense.....................       5,946        4,831         3,520        6,963        6,241      3,758         1,740
Income from continuing operations....       1,289        7,341        14,691       15,947       23,471      8,916        16,449
Discontinued operations (3)..........          --        1,016         3,514        7,304           --         --            --
Net income...........................       1,289        6,325        11,177        8,643       23,471      8,916        16,449
PRO FORMA DATA:
Pro forma net income applicable to
  common stockholders (4)............
Pro forma diluted net income per
  common share (4)...................
Pro forma shares outstanding (4).....
STORE DATA:
Comparable store net sales increase
  (decrease) (5).....................         2.7%         7.4%         (0.6%)        3.0%         3.6%       4.7%          5.4%
Number of stores at end of period....          61           70            83          105          125        114           134
Total square feet at end of period...   3,434,422    3,858,422     4,355,072    5,298,188    6,148,894   5,695,474    6,485,401
Net sales per square foot (6)(7).....  $      162   $      174    $      175   $      180   $      186   $     88    $       91
Average net sales per store (6)......  $    9,247   $    9,779    $    9,559   $    9,598   $    9,442   $  4,471    $    4,496
OTHER DATA:
Gross profit margin..................        21.1%        22.1%         22.5%        23.4%        24.5%      23.7%         25.6%
Operating margin.....................         1.5%         2.7%          3.8%         3.7%         4.2%       3.8%          5.0%
Inventory turnover (8)...............        2.96x        3.33x         3.63x        3.91x        3.73x      1.88x         1.88x
Depreciation and amortization........  $    7,038   $    8,121    $    8,662   $    9,425   $   12,082   $  5,162    $    6,579



                                                                 AS OF AUGUST 3, 2002
                                                              ---------------------------
                                                               ACTUAL    AS ADJUSTED (4)
                                                              --------   ----------------
BALANCE SHEET DATA:
Inventories.................................................  $249,762
Working capital (9).........................................    92,745
Total assets................................................   377,614
Total debt including capitalized lease obligations..........    93,976
Accumulated deficit -- including accretion of redeemable
  preferred stock (10)......................................   (11,590)
Total stockholders' equity..................................    78,984

---------------

 (1) During the period ended January 30, 1999, we changed our fiscal reporting year from the Saturday nearest to the end of February to the Saturday nearest to the end of January. Our 1999 fiscal year began on January 31, 1999 and ended on January 29, 2000. The 12 months ended January 30, 1999 represents the recasted 52 weeks then ended and is included for purposes of disclosing a period for comparison against future historical periods.

 (2) The "Statement of Operations Data" for fiscal years 1999, 2000 and 2001 has been derived from our audited consolidated financial statements. Such information for fiscal 1997 and for the 12 months ended January 30, 1999 has been derived from our consolidated financial statements.

 (3) Discontinued operations resulted from our former internet commerce business.

 (4) Assumes the sale by us of        shares of our common stock at an assumed
     public offering price of $    per share and the application of the
     estimated aggregate net proceeds to us of $    after deducting estimated
     offering expenses and underwriting discounts and commissions. We intend to use these net proceeds to reduce the principal amount of borrowings under our existing revolving credit facility. These amounts may, subject to compliance with the terms of our credit facility, be subsequently reborrowed by us. See "Use of Proceeds."


 (5) Comparable store sales begin in a store's 14th full month of operations after its grand opening. Comparable store sales for the full year and for the 26 week periods are for stores that opened at least 13 months prior to the beginning of the period noted. Stores that were relocated during the applicable period have been excluded from comparable store sales. Each relocated store is returned to the comparable store base after its 14th full month of operations.


 (6) Calculated using net sales of all stores open at both the beginning and the end of the period.

 (7) Calculated using gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 15% of total store space.


 (8) Calculated as cost of goods sold divided by the average of the last five quarters' ending inventories for the twelve month periods, and as the cost of goods sold divided by the average of the last three quarters ending inventory for the 26 week periods.


 (9) Defined as current assets less current liabilities.

(10) Includes $63,897 of accretion of the redeemable preferred stock to its redemption value through a charge to accumulated deficit.

                                  RISK FACTORS

       This offering and an investment in our common stock involve a high degree of risk. Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase our common stock. The risks and uncertainties described below are not the only ones we face.

       If any of the following risks occur, our business, financial condition and results of operations could be materially harmed. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

INTENSE COMPETITION IN THE SPORTING GOODS INDUSTRY COULD LIMIT OUR GROWTH AND REDUCE OUR PROFITABILITY.

       The market for sporting goods retailers is highly fragmented and intensely competitive. Our current and prospective competitors include many large companies that have substantially greater market presence, name recognition, and financial, marketing and other resources than us. We compete directly or indirectly with the following categories of companies:

       - large format sporting goods stores, such as The Sports Authority, Galyan's Trading Company and Gart Sports Company;

       - traditional sporting goods stores and chains, such as Big 5 Sporting Goods and Hibbett Sporting Goods;

       - specialty sporting goods shops and pro shops, such as The Athlete's Foot, Champs, Finish Line, Foot Locker, REI, Bass Pro Shops, Gander Mountain, Golfsmith, Edwin Watts Golf and Golf Galaxy;

       - mass merchandisers, warehouse clubs, discount stores and department stores, such as Wal-Mart, Target, Kmart, Kohls and Sears; and


       - catalog and Internet-based retailers, such as L.L. Bean, Eddie Bauer, Land's End, Cabela's, ShopSports.com and web sites operated by GSI Commerce, Inc.


       Pressure from our competitors could require us to reduce our prices or increase our spending for advertising and promotion. Increased competition in markets in which we have stores or the adoption by competitors of innovative store formats, aggressive pricing strategies and retail sale methods, such as the Internet, could cause us to lose market share and could have a material adverse effect on our business, financial condition and results of operations.

LACK OF AVAILABLE RETAIL STORE SITES ON TERMS ACCEPTABLE TO US, RISING REAL ESTATE PRICES AND OTHER COSTS AND RISKS RELATING TO NEW STORE OPENINGS COULD SEVERELY LIMIT OUR GROWTH OPPORTUNITIES.

       Our strategy includes opening stores in new and existing markets. We must successfully choose store sites, execute favorable real estate transactions on terms that are acceptable to us, hire competent personnel and effectively open and operate these new stores. Our plans to increase the number of our retail stores will depend in part on the availability of existing retail stores or store sites. We cannot assure you that stores or sites will be available to us for purchase or lease, or that they will be available on terms acceptable to us. If additional retail store sites are unavailable on acceptable terms, we may not be able to carry out a significant part of our growth strategy. Rising real estate costs and acquisition, construction and development costs could also inhibit our ability to grow. If we fail to locate desirable sites, obtain lease rights to these sites on terms acceptable to us, hire adequate personnel and open and effectively operate these new stores, our financial performance could be adversely affected.

       In addition, our expansion in new and existing markets may present competitive, distribution and merchandising challenges that differ from our current challenges, including competition among our stores, diminished novelty of our store design and concept, added strain on our distribution center, additional information to be processed by our management information systems and diversion of management attention from operations, such as the control of inventory levels in our existing stores, to the opening of new stores and markets. New stores in new markets, where we are less familiar with the target customer and less well-known, may face different or additional risks and increased costs compared to stores operated in existing markets, or new stores in existing markets. Expansion into new markets could also bring us into direct competition with retailers with whom we have no past experience as direct competitors. To the extent that we become increasingly reliant on entry into new markets in order to grow, we may face additional risks and our net income could suffer. To the extent that we are not able to meet these new challenges, our sales could decrease and our operating costs could increase.

       There also can be no assurance that our new stores will generate sales levels necessary to achieve store-level profitability or profitability comparable to that of existing stores. New stores also may face greater competition and have lower anticipated sales volumes relative to previously opened stores during their comparable years of operation. We may not be able to advertise cost-effectively in new or smaller markets in which we have less store density, which could slow sales growth at such stores. We also cannot guarantee that we will be able to obtain and distribute adequate product supplies to our stores or maintain adequate warehousing and distribution capability at acceptable costs.


OUR ABILITY TO EXPAND OUR BUSINESS WILL BE DEPENDENT UPON THE AVAILABILITY OF ADEQUATE CAPITAL.


       The rate of our expansion will also depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. We cannot assure you that we will be able to obtain equity or debt capital on acceptable terms or at all. Our current revolving credit facility contains provisions which restrict our ability to incur additional indebtedness, to raise capital through the issuance of equity or make substantial asset sales which might otherwise be used to finance our expansion. Our obligations under the revolving credit facility are secured by interests in substantially all of our personal property excluding store and distribution center equipment and fixtures, which may further limit our access to certain capital markets or lending sources. Moreover, the actual availability under our credit facility is limited to the lesser of 70% of our eligible inventory or 85% of our inventory's liquidation value, in each case net of specified reserves and less any letters of credit outstanding, and opportunities for increased cash flows from reduced inventories would be partially offset by reduced availability through our revolving credit facility. As a result, we cannot assure you that we will be able to finance our current plans for the opening of new retail stores.

IF WE ARE UNABLE TO PREDICT OR REACT TO CHANGES IN CONSUMER DEMAND, WE MAY LOSE CUSTOMERS AND OUR SALES MAY DECLINE.

       Our success depends in part on our ability to anticipate and respond in a timely manner to changing consumer demand and preferences regarding sporting goods. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. We often make commitments to purchase products from our vendors several months in advance of the proposed delivery. If we misjudge the market for our merchandise our sales may decline significantly. We may overstock unpopular products and be forced to take significant inventory markdowns or miss opportunities for other products, both of which could have a negative impact on our profitability. Conversely, shortages of items that prove popular could reduce our net sales. In addition, a major shift in consumer demand away from sporting goods or sport apparel could also have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS AND OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER DAMAGES RELATED TO THOSE CLAIMS.

       We may be subject to lawsuits resulting from injuries associated with the use of sporting goods equipment that we sell. In addition, although we do not sell hand guns, assault weapons or automatic firearms, we do sell hunting rifles which are products that are associated with an increased risk of injury and related lawsuits. We may incur losses due to lawsuits relating to our performance of background checks on hunting rifle purchasers as mandated by state and federal law or the improper use of hunting rifles sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from hunting rifle manufacturers and retailers relating to the misuse of hunting rifles. In addition, in the future there may be increased federal, state or local regulation, including taxation, of the sale of hunting rifles in our current markets as well as future markets in which we may operate. Commencement of these lawsuits against us or the establishment of new regulations could reduce our sales and decrease our profitability. There is a risk that claims or liabilities will exceed our insurance coverage. In addition, we may be unable to retain adequate liability insurance in the future. Although we have entered into product liability indemnity agreements with many of our vendors, we cannot assure you that we will be able to collect payments sufficient to offset product liability losses. In addition, we are subject to regulation by the Consumer Product Safety Commission and similar state regulatory agencies. If we fail to comply with government and industry safety standards, we may be subject to claims, lawsuits, fines and adverse publicity that could have a material adverse effect on our business, results of operations and financial condition.

IF OUR SUPPLIERS, DISTRIBUTORS OR MANUFACTURERS DO NOT PROVIDE US WITH SUFFICIENT QUANTITIES OF PRODUCTS, OUR SALES AND PROFITABILITY WILL SUFFER.

       We purchase merchandise from over 1,000 vendors. In fiscal 2001, purchases from Nike represented approximately 10% of our total purchases. Although in fiscal 2001, purchases from no other vendor represented more than 10% of our total purchases, our dependence on our principal suppliers involves risk. If there is a disruption in supply from a principal supplier or distributor, we may be unable to obtain the merchandise that we desire to sell and that consumers desire to purchase. Moreover, many of our suppliers provide us with incentives, such as return privileges, volume purchasing allowances and cooperative advertising. A decline or discontinuation of these incentives could reduce our profits.

       We believe that a significant portion of the products that we purchase, including those purchased from domestic suppliers, are manufactured abroad in countries such as China, Taiwan and South Korea. In addition, we believe most, if not all, of our private label merchandise is manufactured abroad. Foreign imports subject us to the risks of changes in import duties, quotas, loss of "most favored nation" or MFN status with the United States for a particular foreign country, work stoppages, delays in shipment, freight cost increases and economic uncertainties (including the United States imposing antidumping or countervailing duty orders, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices). If any of these or other factors were to cause a disruption of trade from the countries in which the suppliers of our vendors are located, our inventory levels may be reduced or the cost of our products may increase. In addition, to the extent that any foreign manufacturers from whom we purchase products directly or indirectly utilize labor and other practices that vary from those commonly accepted in the United States, we could be hurt by any resulting negative publicity or, in come cases, face potential liability. To date, we have not experienced any difficulties of this nature.

       Historically, instability in the political and economic environments of the countries in which we or our vendors obtain our products has not had a material adverse effect on our operations. However, we cannot predict the effect that future changes in economic or political conditions in such foreign countries may have on our operations. In the event of disruptions or delays in supply due to economic or political conditions in foreign countries, such disruptions or delays could adversely affect our results of operations unless and until alternative supply arrangements could be made. In addition, merchandise purchased from alternative sources may be of lesser quality or more expensive than the merchandise we currently purchase abroad.

       Countries from which our vendors obtain these new products may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products, and the United States may impose new duties, quotas and other restrictions on imported products. The United States Congress periodically considers other restrictions on the importation of products obtained by us and our vendors. The cost of such products may increase for us if applicable duties are raised, or import quotas with respect to such products are imposed or made more restrictive.

THE IMPLEMENTATION OF OUR NEW INFORMATION SYSTEM SOFTWARE COULD DISRUPT OUR OPERATIONS AND NEGATIVELY IMPACT OUR FINANCIAL RESULTS AND MATERIALLY ADVERSELY AFFECT OUR BUSINESS OPERATIONS.

       During January 2003, we intend to implement a new information system including a suite of applications that include JDA Merchandising and Arthur Planning and Allocation. This new system, if not functioning properly, could disrupt our ability to track, record and analyze the merchandise that we sell and cause disruptions of operations, including, among others, an inability to process shipments of goods, process financial information or credit card transactions, deliver products or engage in similar normal business activities, particularly if there are any unforeseen interruptions after implementation. Although we believe that we have taken and will continue to take prudent measures in planning, testing and transitioning to the new system we plan to use, any material disruption, malfunctions or other similar problems in or with the new system could negatively impact our financial results and materially adversely affect our business operations.

WE RELY ON A SINGLE LARGE DISTRIBUTION CENTER ALONG WITH A SMALLER RETURN FACILITY, AND IF THERE IS A NATURAL DISASTER OR OTHER SERIOUS DISRUPTION AT THESE FACILITIES, WE MAY LOSE MERCHANDISE AND BE UNABLE TO EFFECTIVELY DELIVER IT TO OUR STORES.

       We rely on a 388,000 square foot distribution center in Smithton, Pennsylvania. We also operate a 75,000 square foot return center in Conklin, New York. Any natural disaster or other serious disruption to these facilities due to fire, tornado or any other cause would damage a significant portion of our inventory, could impair our ability to adequately stock our stores and process returns of products to vendors and could negatively affect our sales and profitability.

OUR BUSINESS IS SEASONAL AND OUR ANNUAL RESULTS ARE HIGHLY DEPENDENT ON THE SUCCESS OF OUR FOURTH QUARTER SALES.

       Our business is highly seasonal in nature. Our highest sales and operating income historically occur during the fourth fiscal quarter, which is due, in part, to the holiday selling season and, in part, to our strong sales of cold weather sporting goods and apparel. The fourth quarter generated approximately 31.7% of our net sales and approximately 55.0% of our net income for fiscal 2001. Any decrease in our fourth quarter sales, whether because of a slow holiday selling season, unseasonable weather conditions, or otherwise, could have a material adverse effect on our business, financial condition and operating results for the entire fiscal year.

OUR BUSINESS IS DEPENDENT ON THE GENERAL ECONOMIC CONDITIONS IN OUR MARKETS.

       In general, our sales depend on discretionary spending by our customers. A deterioration of current economic conditions or an economic downturn in any of our major markets or in general could result in declines in sales and impair our growth. General economic conditions and other factors that affect discretionary spending in the regions in which we operate are beyond our control and are affected by:

       - interest rates and inflation;

       - the impact of an economic recession;

       - the impact of natural disasters;

       - consumer credit availability;

       - consumer debt levels;

       - consumer confidence in the economy;

       - tax rates and tax policy;

       - unemployment trends; and

       - other matters that influence consumer confidence and spending.

       Increasing volatility in financial markets may cause some of the above factors to change with an even greater degree of frequency and magnitude.

BECAUSE OUR STORES ARE CONCENTRATED IN THE EASTERN UNITED STATES, WE ARE SUBJECT TO REGIONAL RISKS.

       Many of our stores are located in the eastern United States. Because of this, we are subject to regional risks, such as the regional economy, weather conditions, increasing costs of electricity, oil and natural gas, natural disasters, as well as government regulations specific to the states in which we operate. If the region were to suffer an economic downturn or other adverse regional event, our net sales and profitability could suffer.

       Our results of operations may be harmed by unseasonably warm winter weather conditions. Many of our stores are located in geographic areas that experience seasonably cold weather. We sell a significant amount of winter merchandise. Abnormally warm weather conditions could reduce our sales of these items and hurt our profitability.

THE TERMS OF OUR REVOLVING CREDIT FACILITY IMPOSE OPERATING AND FINANCIAL RESTRICTIONS ON US, WHICH MAY IMPAIR OUR ABILITY TO RESPOND TO CHANGING BUSINESS AND ECONOMIC CONDITIONS. THIS IMPAIRMENT COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR BUSINESS.

       Our current revolving credit facility contains provisions which restrict our ability to, among other things, incur additional indebtedness, issue additional shares of capital stock, make particular types of investments, incur liens, pay dividends, redeem capital stock, consummate mergers and consolidations, enter into transactions with affiliates or make substantial asset sales. In addition, our obligations under the revolving credit facility are secured by interests in substantially all of our personal property excluding store and distribution center equipment and fixtures. In the event of our insolvency, liquidation, dissolution or reorganization, the lenders under our revolving credit facility would be entitled to payment in full from our assets before distributions, if any, were made to our stockholders.

       As of          , 2002, after giving pro forma effect to this offering and the use of proceeds that we will receive from this offering, we would have had
approximately $          million of outstanding long-term and revolving debt.
This debt could have significant adverse effects on our business, including:

       - making it more difficult for us to obtain additional financing on favorable terms;

       - requiring us to dedicate a substantial portion of our available cash for interest payments and the repayment of principal;

       - limiting our ability to capitalize on significant business opportunities;

       - making us more vulnerable to economic downturns; and

       - limiting our ability to exploit business opportunities and to withstand competitive pressures.

       If we are unable to generate sufficient cash flows from operations in the future, we may have to refinance all or a portion of our debt and/or obtain additional financing. We cannot assure you that refinancing or additional financing on favorable terms could be obtained or that we will be able to operate at a profit.

WE MAY PURSUE STRATEGIC ACQUISITIONS, WHICH COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS.

       We may from time to time acquire complementary companies or businesses. Acquisitions may result in difficulties in assimilating acquired companies, and may result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution, operations and general store operating procedures. If we fail to successfully integrate acquisitions, our business could suffer. In addition, the integration of any acquired business, and their financial results, into ours may adversely affect our operating results. We currently do not have any agreements with respect to any such acquisitions.

THE LOSS OF OUR KEY EXECUTIVES, ESPECIALLY EDWARD W. STACK, OUR CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS DUE TO THE LOSS OF THEIR EXPERIENCE AND INDUSTRY RELATIONSHIPS.

       Our success depends on the continued services of our senior management, particularly Edward W. Stack, our Chairman of the Board and Chief Executive Officer. If we were to lose any key senior executive, our business could be materially adversely affected. With the exception of the employment agreement contemplated for Mr. Stack to be entered into just prior to the consummation of this offering, we do not have employment agreements with members of senior management.

OUR BUSINESS DEPENDS ON OUR ABILITY TO MEET OUR LABOR NEEDS.

       Our success depends on hiring and retaining quality managers and sales associates in our stores. We plan to expand our employee base to manage our anticipated growth. Competition for personnel, particularly for employees with retail expertise, is intense. Additionally, our ability to maintain consistency in the quality of customer service in our stores is critical to our success. Also, many of our store-level employees are in entry-level or part-time positions that historically have high rates of turnover. We are also dependent on the employees who staff our distribution and return centers, many of whom are skilled. We may be unable to meet our labor needs and control our costs due to external factors such as unemployment levels, minimum wage legislation and wage inflation. Although none of our employees are currently covered under collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future. If we are unable to hire and retain sales associates capable of providing a high level of customer service, our business could be materially adversely affected.

TERRORIST ATTACKS OR ACTS OF WAR MAY SERIOUSLY HARM OUR BUSINESS.

       Terrorist attacks or acts of war may cause damage or disruption to our company, our employees, our facilities and our customers, which could significantly impact our net sales, costs and expenses, and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties. The long-term effects on our company of the September 11, 2001 attacks are unknown. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility may cause greater uncertainty and cause our business to suffer in ways that we currently cannot predict. Our geographic focus in the eastern United States may make us more vulnerable to such uncertainties than other comparable retailers who may not have a similar geographic focus.

                      RISKS ASSOCIATED WITH THIS OFFERING

WE ARE CONTROLLED BY OUR CHIEF EXECUTIVE OFFICER AND HIS RELATIVES, WHOSE INTERESTS MAY DIFFER FROM OTHER STOCKHOLDERS.

       Upon the adoption of our charter amendment, we will have two classes of common stock. The common stock will have one vote per share and the Class B common stock will have 10 votes per share. Mr. Edward W. Stack, our Chairman and
Chief Executive Officer, and his relatives will control   % of the combined
voting power of our common stock after this offering and will control the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. Mr. Stack and his relatives may also acquire additional shares of Class B common stock upon the exercise of future stock options exercisable for Class B common stock. They will also have the power to prevent or cause a change in control. The interests of Mr. Stack and his relatives may differ from the interests of the other stockholders and they may take actions with which you disagree.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SUBSTANTIALLY, WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND THE MARKET PRICE OF OUR COMMON STOCK.

       Our net sales and results of operations have fluctuated in the past and may vary from quarter to quarter in the future. These fluctuations may adversely affect our business, financial condition and the market price of our common stock. A number of factors, many of which are outside our control, may cause variations in our quarterly net sales and operating results, including:

       - changes in demand for the products that we offer in our stores;

       - pre-opening costs associated with new stores;

       - lockouts or strikes involving professional sports teams;

       - retirement of sports superstars used in marketing various products;

       - costs related to the closures of existing stores;

       - litigation;

       - pricing and other actions taken by our competitors;

       - adverse weather conditions near our markets; and

       - general economic conditions.

       For example, any potential strike or lock-out involving Major League Baseball would have an adverse effect on our sales of baseball equipment and apparel.

OUR COMPARABLE STORE SALES WILL FLUCTUATE AND MAY NOT BE A MEANINGFUL INDICATOR OF FUTURE PERFORMANCE.

       Changes in our comparable store sales results could affect the price of our common stock. A number of factors have historically affected, and will continue to affect, our comparable store sales results, including:

       - competition;

       - our new store openings;

       - general regional and national economic conditions;

       - actions taken by our competitors;

       - consumer trends and preferences;

       - changes in the other tenants in the shopping centers in which we are located;

       - new product introductions and changes in our product mix;

       - timing and effectiveness of promotional events;

       - lack of new product introductions to spur growth in the sale of various kinds of sports equipment; and

       - weather.

       We cannot assure you that comparable store sales will continue to increase at the rates achieved in our last fiscal year. Moreover, our comparable store sales may decline. As a result, the unpredictability of our comparable store sales may vary from quarter to quarter, and an unanticipated decline in revenues or comparable store sales may cause the price of our common stock to fluctuate significantly.

INVESTORS WILL BE SUBJECT TO MARKET RISKS TYPICALLY ASSOCIATED WITH INITIAL PUBLIC OFFERINGS.

       There has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations among the underwriters, the selling stockholders and us. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss on your investment.

       The market price of our common stock is likely to be highly volatile as the stock market in general has been highly volatile. Factors that could cause fluctuation in the stock price may include, among other things:

       - actual or anticipated variations in quarterly operating results;

       - changes in financial estimates by securities analysts;

       - our inability to meet or exceed securities analysts' estimates or expectations;

       - conditions or trends in our industry;

       - changes in the market valuations of other retail companies;

       - announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

       - capital commitments;

       - additions or departures of key personnel; and

       - sales of common stock.

       Many of these factors are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our operating performance.

FUTURE SALES OF OUR COMMON STOCK, INCLUDING THE SHARES PURCHASED IN THIS OFFERING, MAY DEPRESS OUR STOCK PRICE.

       Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders or upon the exercise of outstanding options to purchase shares of our common stock may adversely affect the market price of our common stock. Such sales could create public perception of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

       Upon completion of this offering, we will have outstanding
          shares of common stock and           shares of Class B common stock,
assuming no exercise of outstanding options after             , 2002, of which:

       - all of the          shares we and the selling stockholders are selling
         in this offering may be resold in the public market immediately after this offering, other than shares purchased by our affiliates or stockholders subject to the lock-up agreements; and

       - all other shares are subject to the lock-up agreements and will become available for resale in the public market beginning 181 days after the date of this prospectus.

       With limited exceptions, these lock-up agreements prohibit a stockholder from selling, contracting to sell or otherwise disposing of any common stock or any securities that are convertible into or exercisable for common stock (such as the Class B common stock) for 180 days from the date of this prospectus, although Merrill Lynch may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 or 701, none of these shares may be sold until 181 days after the date of this prospectus.

       Additional shares of common stock underlying options will become available for sale in the public market. We expect to file a registration statement on Form S-8 which will register up to 7,309,595 shares upon the exercise of options and upon the issuance under our employee stock purchase plan.

       In addition, substantially all of our current stockholders have "demand" and/or "piggyback" registration rights in connection with future offerings of our common stock. "Demand" rights enable the holders to demand that their shares be registered and may require us to file a registration statement under the Securities Act at our expense. "Piggyback" rights provide for notice to the relevant holders of our stock if we propose to register any of our securities under the Securities Act, and grant such holders the right to include their shares in the registration statement. All holders of registrable securities are not able to exercise their registration rights until 180 days following the date of this prospectus without the consent of Merrill Lynch.

       As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION AS A RESULT OF THIS OFFERING.

       The initial public offering price is substantially higher than the book value per share of our common stock. As a result, purchasers in this offering
will experience immediate and substantial dilution of $     per share in the
tangible book value of the common stock from the initial public offering price. In addition, to the extent that currently outstanding options to purchase common stock are exercised, there will be further dilution.

OUR ANTI-TAKEOVER PROVISIONS COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY, EVEN IF SUCH CHANGE OF CONTROL WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

       Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

       - authorizing the issuance of Class B common stock;

       - classifying the board of directors such that only one-third of directors are elected each year;

       - authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

       - prohibiting the use of cumulative voting for the election of directors;

       - limiting the ability of stockholders to call special meetings of stockholders;

       - if our Class B common stock is no longer outstanding, prohibiting stockholder action by partial written consent and requiring all stockholder actions to be taken at a meeting of our stockholders or by unanimous written consent; and

       - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

                           FORWARD-LOOKING STATEMENTS

       This prospectus includes forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "intend," "predict" and "continue" or similar words. Forward-looking statements may also use different phrases. Forward-looking statements address, among other things,

       - our expectations;

       - our growth strategies, including our plans to open new stores;

       - our efforts to increase profit margins and return on invested capital;

       - plans to grow our private label business;

       - projections of our future profitability, results of operations, capital expenditures or our financial condition; or

       - other "forward-looking" information.

       We believe it is important to communicate our expectations to our investors. However, events may occur that we are not able to predict accurately or which we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward-looking statements, including:

       - our inability to manage our growth, open new stores on a timely basis and expand successfully in new and existing markets;

       - changes in general economic and business conditions and in the specialty retail or sporting goods industry in particular;

       - actions by our competitors;

       - the level of demand for the products we sell;

       - changes in our business strategies; and

       - other factors discussed under "Risk Factors."

       We do not assume any obligation to update any forward-looking statements except to the extent required by the federal securities laws.

                                  MARKET DATA


       We use market and industry data throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The market and industry data is often based on industry surveys and the preparers' experience in the industry. Although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information. In general references to our industry position are based on our rank among the publicly traded full-line retailers and are based on information publicly disclosed by such companies. When we refer to ourselves as the most profitable full-line sporting goods retailer in the United States as compared to the six largest publicly-traded full-line sporting goods retailers as measured by net income, we mean that we have more net income in dollars than The Sports Authority, Galyan's Trading Company, Gart Sports Company, Big 5 Sporting Goods, Sport Chalet and Hibbett Sporting Goods in the referenced period.

                                USE OF PROCEEDS

       The net proceeds to us from the sale of          shares of common stock
being offered by us at an assumed initial public offering price of $     per
share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately
$          million. We will not receive any proceeds from shares of common stock sold by the selling stockholders, nor can we participate in the sale of additional shares relating to the underwriters' over-allotment option, if exercised.


       The principal purpose of this offering is to create a public market for our common stock in order to facilitate our future access to public capital. We plan to use the net proceeds from this offering for reducing the amount of indebtedness outstanding under our revolving bank facility including accrued interest. Any proceeds from the offering paid to us in excess of the amounts outstanding under our credit facility would be used for general corporate purposes. We intend, subject to compliance with the terms of our credit facility, to reborrow under the credit facility in the ordinary course of business and to use those reborrowings for opening new retail stores and general corporate purposes, including working capital. Our bank debt consists of a $180 million revolving credit facility in principal amount. At August 3, 2002, the outstanding balance under our credit facility was $90.3 million. Borrowings under the credit facility bear interest at variable rates, and the weighted average interest rate at August 3, 2002 was 3.19%. The credit facility expires on May 30, 2006. In September 2001, we used borrowings under our revolving credit facility to repay promissory notes in the aggregate principal amount of $13.8 million in connection with our repurchase of shares of common stock from certain of our former preferred stockholders. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources."


       Pending the described uses of the net proceeds, we intend to invest the net proceeds in short-term investment grade securities.

                                DIVIDEND POLICY

       We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Our current credit facility prohibits payment of any dividends. We currently intend to retain any future earnings to finance operations and expand our business. The payment of any future cash dividends will be at the sole discretion of our board of directors and will depend on, among other things, our future earnings, our capital requirements, our contractual obligations, including those under our credit facility, and our general financial condition.

                                 CAPITALIZATION


       The following table describes our capitalization as of August 3, 2002. Our capitalization is presented:


       - on an actual basis; and

       - on an as adjusted basis to give effect to:

          - a charter amendment which will occur just prior to the completion of this offering, which will consist of: (i) the authorization of the
            issuance of up to     ,000,000 shares of common stock,     ,000,000
            shares of Class B common stock, and      ,000,000 shares of
            preferred stock; and (ii) simultaneously, a   -for-1 stock split of
            all existing shares of common stock;

          - the exchange by Edward W. Stack and his relatives of
            shares of common stock for           shares of Class B common stock;

          - the issuance and sale of          shares of common stock offered by
            us in this offering; and

          - the application of the estimated net proceeds from the sale of our common stock based on an assumed initial public offering price of
            $     per share and after deducting underwriting discounts and
            commissions and estimated offering expenses payable by us.

       You should read this table in conjunction with the consolidated financial statements and the notes to those statements and the other financial information included elsewhere in this prospectus.


                                                                 AS OF AUGUST 3, 2002
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------   -------------
                                                                (IN THOUSANDS, EXCEPT
                                                              SHARE AND PER SHARE DATA)
Cash........................................................   $ 13,874
                                                               ========
Short term debt and current portion of capitalized lease
  obligations...............................................   $    211
Long-term debt, including capitalized lease obligations, net
  of current portion (1)....................................     93,765
                                                               --------
     Total debt.............................................     93,976
Stockholders' equity:
  Preferred stock, par value, $.01 per share, 3,120,159
     shares authorized and no shares issued and outstanding,
     actual; and 5,000,000 shares authorized, and no shares
     issued and outstanding, as adjusted....................         --
  Class B common stock, par value, $.01 per share, no shares authorized, issued and outstanding, actual; and
        ,000,000 shares authorized, and      shares issued
     and outstanding, as adjusted (2).......................         --
  Common stock, par value, $.01 per share, 14,502,004 shares
     authorized and          issued and outstanding, actual;
     and    ,000,000 shares authorized, and          shares
     issued and outstanding, as adjusted (2)................         73
  Additional paid-in capital................................     96,375
  Accumulated deficit -- including accretion of redeemable
     preferred stock (3)....................................    (11,590)
  Note receivable for common stock (4)......................     (6,196)
  Accumulated other comprehensive income....................        322
                                                               --------
     Total stockholders' equity.............................     78,984
                                                               --------
     Total capitalization...................................   $172,960
                                                               ========


---------------


(1) At August 3, 2002, the outstanding aggregate principal borrowings under our credit facility were approximately $90,299.



(2) The table above excludes (i) an aggregate of 2,493,045 shares of common stock issuable upon exercise of stock options outstanding at August 3, 2002,
    (ii) an aggregate of 1,235,000 shares of common stock issuable upon exercise of stock options to be granted in connection with this offering, (iii) 3,065,000 shares of either common stock or Class B common stock reserved for issuance in connection with future stock options and other awards under our stock option plan and under our stock purchase plan, (iv) 500,000 shares of common stock reserved for issuance under our 2002 Employee Stock Purchase Plan and (v) 8,229 shares of common stock reserved for issuance in connection with the exercise of outstanding warrants.

(3) Includes $63,897 of accretion of the redeemable preferred stock to its redemption value through a charge to accumulated deficit.


(4) On May 16, 2001, Edward W. Stack, our Chairman and Chief Executive Officer, issued a promissory note to us in the aggregate principal amount of $6,196 in connection with his exercise of employee stock options to purchase 1,239,123 shares of our common stock, which after giving effect to the charter amendment will be converted into Class B common stock. The promissory note matures on or before May 16, 2011, unless accelerated by an event of default or Mr. Stack ceases to be an employee of Dick's Sporting Goods, and bears a simple rate of interest of 5.5% per annum. See "Related Party Transactions."

                                    DILUTION


       Our pro forma net tangible book value as of August 3, 2002 was $ million or $ per share. Our pro forma net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the number of shares of our common stock outstanding and after giving effect to the charter amendment and exchange which will occur just prior to the completion of this offering. The charter
amendment consists of (i) the authorization of the issuance of up to   ,000,000
shares of common stock,   ,000,000 shares of Class B common stock, and 5,000,000
shares of preferred stock, and (ii) simultaneously, a           -for-1 stock
split of all existing shares of common stock. The exchange consists of Edward W.
Stack and his relatives exchanging      shares of common stock for shares of
Class B common stock. The pro forma net tangible book value per share after this
offering will be $          less than the price per share to the public in this
offering, based on an assumed initial public offering price of $      per share.
Therefore, purchasers of shares of common stock in this offering will realize
immediate dilution of $     per share. The following table illustrates this
dilution.


Assumed initial public offering price per share..........             $
  Pro forma net tangible book value per share at
             , 2002......................................  $
  Increase in net tangible book value per share
     attributable to new investors.......................
                                                           --------
  Pro forma net tangible book value per share after the
     offering............................................
                                                                      --------
Dilution per share purchased in this offering............             $
                                                                      ========

       The following table presents, on a pro forma basis, as described above,
as of          , 2002 and assuming an initial public offering price of $
     per share, for our existing stockholders and our new investors:

       - the number of shares of our common stock purchased from us;

       - the total cash consideration paid;

       - the average price per share paid by new investors before deducting estimated underwriting discounts and commissions and our estimated offering expenses; and

       - the average price per share paid by our existing holders of common stock including the holders of common stock after giving effect to the charter amendment which will occur just prior to the completion of this offering.

                                                 SHARES PURCHASED    TOTAL CONSIDERATION    AVERAGE
                                                 -----------------   -------------------     PRICE
                                                 NUMBER    PERCENT    NUMBER    PERCENT    PER SHARE
                                                 -------   -------   --------   --------   ---------
Existing stockholders..........................                                            $
New investors..................................
                                                 -------     ---     -------      ---
Total..........................................              100%                 100%
                                                 =======     ===     =======      ===

       The tables on this page exclude all outstanding options and employee purchase plans. See "Management--Stock Option Plans" and "Management--Employee Stock Purchase Plan" and notes to our consolidated financial statements. The table also excludes outstanding warrants. The exercise of outstanding options
and warrants, as adjusted for the           -for-1 split, having an exercise
price less than the initial public offering price, would increase the dilutive effect to new investors that is shown in the tables. Also, the second table does not give effect to sales of shares of common stock by the selling stockholders. Sales by the selling stockholders in this offering will reduce the number of
shares held by existing stockholders to      shares of common stock, or     % of
the shares outstanding, and will increase the number of shares held by our new
investors to shares of common stock, or     % of the shares of common stock
outstanding.

         SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA


       The following selected consolidated financial data for fiscal years 1997, 1998 (11 month period), 1999, 2000 and 2001 presented below under the captions "Statement of Operations Data" and "Other Data" have been derived from our consolidated financial statements for those periods. The following selected consolidated financial data for fiscal years 1997, 1998 (11 month period), 1999, 2000 and 2001, the 12 month period ended January 30, 1999, and the 26 weeks ended August 4, 2001 and August 3, 2002 presented below under the caption "Store Data" have been derived from internal records of our operations. The following selected consolidated financial data for the 12 months ended January 30, 1999 and for the 26 weeks ended August 4, 2001 and as of and for the 26 weeks ended August 3, 2002 presented below under the captions "Statement of Operations Data," "Other Data" and "Balance Sheet Data" have been derived from our consolidated financial statements, which, in our opinion, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the information set forth therein.


       Our fiscal year consists of 52 or 53 weeks, ends on the Saturday nearest to the last day in January beginning in 1999 and the Saturday nearest to the last day of February in prior years and is named for the calendar year ending closest to that date. All fiscal years presented include 52 weeks of operations, except fiscal 2000 which includes 53 weeks and the 11 months ended January 30, 1999, which includes 48 weeks. The 12 months ended January 30, 1999 represents the recasted 52 weeks then ended and is included for purposes of disclosing a period for comparison against future historical periods. You should read the information set forth below in conjunction with other sections of this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.


                                                      12 MONTHS                                               26 WEEKS ENDED
                                         FISCAL         ENDED                                             -----------------------
                            FISCAL      1998 (1)     JANUARY 30,     FISCAL       FISCAL       FISCAL     AUGUST 4,    AUGUST 3,
                             1997      (11 MONTHS)    1999 (1)        1999         2000         2001         2001         2002
                          ----------   -----------   -----------   ----------   ----------   ----------   ----------   ----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SALES PER SQUARE FOOT DATA)
STATEMENT OF OPERATIONS
  DATA: (2)
Net sales...............  $  534,593   $  602,101    $  628,860    $  728,342   $  893,396   $1,074,568   $  487,532   $  586,758
Cost of goods sold
  (3)...................     421,636      465,832       490,125       564,446      684,552      810,999      372,024      436,366
                          ----------   ----------    ----------    ----------   ----------   ----------   ----------   ----------
Gross profit............     112,957      136,269       138,735       163,896      208,844      263,569      115,508      150,392
Selling, general and
  administrative
  expense...............     101,508      110,335       116,476       132,403      169,392      213,065       95,025      118,024
Pre-opening expense.....       3,354        2,382         2,447         3,488        5,911        5,144        1,866        3,212
Non-recurring charge
  (4)...................          --        2,739         2,739            --           --           --           --           --
                          ----------   ----------    ----------    ----------   ----------   ----------   ----------   ----------
Operating income........       8,095       20,813        17,073        28,005       33,541       45,360       18,617       29,156
Interest expense........       5,946        4,440         4,831         3,520        6,963        6,241        3,758        1,740
                          ----------   ----------    ----------    ----------   ----------   ----------   ----------   ----------
Income from continuing
  operations before
  income taxes..........       2,149       16,373        12,242        24,485       26,578       39,119       14,859       27,416
Income tax expense......         860        6,556         4,901         9,794       10,631       15,648        5,943       10,967
                          ----------   ----------    ----------    ----------   ----------   ----------   ----------   ----------
Income from continuing
  operations............       1,289        9,817         7,341        14,691       15,947       23,471        8,916       16,449
Discontinued operations
  (5)...................          --        1,016         1,016         3,514        7,304           --           --           --
                          ----------   ----------    ----------    ----------   ----------   ----------   ----------   ----------
Net income..............       1,289        8,801         6,325        11,177        8,643       23,471        8,916       16,449
Accretion of redeemable
  preferred stock (6)...     (12,030)     (12,157)      (13,160)      (14,404)      (5,654)          --           --           --
                          ----------   ----------    ----------    ----------   ----------   ----------   ----------   ----------
Net income (loss)
  applicable to common
  stockholders..........  $  (10,741)  $   (3,356)   $   (6,835)   $   (3,227)  $    2,989   $   23,471   $    8,916   $   16,449
                          ==========   ==========    ==========    ==========   ==========   ==========   ==========   ==========

                                                      12 MONTHS                                               26 WEEKS ENDED
                                         FISCAL         ENDED                                             -----------------------
                            FISCAL      1998 (1)     JANUARY 30,     FISCAL       FISCAL       FISCAL     AUGUST 4,    AUGUST 3,
                             1997      (11 MONTHS)    1999 (1)        1999         2000         2001         2001         2002
                          ----------   -----------   -----------   ----------   ----------   ----------   ----------   ----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SALES PER SQUARE FOOT DATA)
Basic net income (loss)
  per common share:
Income from continuing
  operations............  $     2.12   $    16.07    $    12.01    $    24.00   $     3.88   $     3.39   $     1.36   $     2.26
Loss from accretion of
  redeemable preferred
  stock.................      (19.79)      (19.90)       (21.53)       (23.53)       (1.38)          --           --           --
  Discontinued
    operations..........          --        (1.66)        (1.66)        (5.74)       (1.77)          --           --           --
                          ----------   ----------    ----------    ----------   ----------   ----------   ----------   ----------
Net income (loss)
  applicable to common
  stockholders..........      (17.67)       (5.49)       (11.18)        (5.27)        0.73         3.39         1.36         2.26
Diluted net income
  (loss) per common
  share:
Diluted income from
  continuing
  operations............        2.12        16.07         12.01         24.00         1.99         3.03         1.35         1.96
Diluted loss from
  accretion of preferred
  stock.................      (19.79)      (19.90)       (21.53)       (23.53)          --           --           --           --
Discontinued
  operations............          --        (1.66)        (1.66)        (5.74)       (0.91)          --           --           --
                          ----------   ----------    ----------    ----------   ----------   ----------   ----------   ----------
Net income (loss)
  applicable to common
  stockholders..........      (17.67)       (5.49)       (11.18)        (5.27)        1.08         3.03         1.35         1.96
Weighted average number
  of common shares
  outstanding (in
  thousands):
  Basic.................         608          611           611           612        4,112        6,930        6,576        7,284
  Diluted...............         608          611           611           612        8,010        7,745        6,587        8,383
STORE DATA:
Comparable store net
  sales increase
  (decrease) (7)........         2.7%                       7.4%         (0.6%)        3.0%         3.6%         4.7%         5.4%
Number of stores at end
  of period.............          61                         70            83          105          125          114          134
Total square feet at end
  of period.............   3,434,422                  3,858,422     4,355,072    5,298,188    6,148,894    5,695,474    6,485,401
Net sales per square
  foot (8)(9)...........  $      162                 $      174    $      175   $      180   $      186   $       88   $       91
Average net sales per
  store (8).............  $    9,247                 $    9,779    $    9,559   $    9,598   $    9,442   $    4,471   $    4,496
OTHER DATA:
Gross profit margin.....        21.1%                      22.1%         22.5%        23.4%        24.5%        23.7%        25.6%
Operating margin........         1.5%                       2.7%          3.8%         3.7%         4.2%         3.8%         5.0%
Inventory turnover
  (10)..................        2.96x                      3.33x         3.63x        3.91x        3.73x        1.88x        1.88x
Depreciation and
  amortization..........  $    7,038                 $    8,121    $    8,662   $    9,425   $   12,082   $    5,162   $    6,579
BALANCE SHEET DATA (2):
Inventories.............  $  150,038                 $  128,869    $  139,577   $  163,149   $  202,413   $  212,728   $  249,762
Working capital (11)....      23,911                     56,428        56,834       51,239       68,957       97,472       92,745
Total assets............     223,454                    200,994       219,752      264,513      322,810      340,323      377,614
Total debt including
  capitalized lease
  obligations...........      70,128                     28,131        14,931       73,647       80,861      118,331       93,976
Total mandatorily
  redeemable preferred
  stock excluded from
  stockholders' equity
  (12)(13)..............     125,609                    137,766       152,170           --           --           --           --
Accumulated deficit --
  including accretion of
  redeemable preferred
  stock (14)............     (47,913)                   (51,272)      (54,499)     (51,510)     (28,039)     (42,594)     (11,590)
Total stockholders'
  (deficit) equity
  (13)..................  $  (56,247)                $  (59,587)   $  (62,814)  $   38,742   $   63,105   $   48,209   $   78,984

---------------

 (1) During the period ended January 30, 1999, we changed our fiscal reporting year from the Saturday nearest to the end of February to the Saturday nearest to the end of January. The eleven-month period ended January 30, 1999 consists of the 48 weeks then ended. Our 1999 fiscal year began on January 31, 1999 and ended on January 29, 2000.

 (2) The "Statement of Operations Data" and "Balance Sheet Data" for fiscal years 1998, 1999, 2000 and 2001 has been derived from our audited consolidated financial statements. Such information for fiscal year 1997 and for the twelve months ended January 30, 1999 has been derived from our consolidated financial statements.

 (3) Cost of goods sold includes occupancy, freight and distribution costs, and shrink expense.

 (4) Non-recurring charge includes asset impairment and distribution center and corporate office relocation expense.

 (5) Discontinued operations resulted from our former internet commerce business.

 (6) Represents accretion of the redeemable preferred stock to its redemption value through a charge to accumulated deficit.


 (7) Comparable store sales begin in a store's 14th full month of operations after its grand opening. Comparable store sales for the full year and for the 26 week periods are for stores that opened at least 13 months prior to the beginning of the period noted. Stores that were relocated during the applicable period have been excluded from comparable store sales. Each relocated store is returned to the comparable store base after its 14th full month of operations.


 (8) Calculated using net sales of all stores open at both the beginning and the end of the period.

 (9) Calculated using gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 15% of total store space.


(10) Calculated as cost of goods sold divided by the average of the last five quarters' ending inventories for the twelve month periods, and as the cost of goods sold divided by the average of the last three quarters ending inventory for the 26 week periods.


(11) Defined as current assets less current liabilities.

(12) In connection with our recapitalization in fiscal 2000, the preferred stockholders elected to convert all outstanding shares of preferred stock to shares of common stock resulting in the conversion of 9,396,612 shares of preferred stock to 10,931,239 shares of common stock. We repurchased approximately 60% of the shares of common stock from the former preferred stockholders for cash and promissory notes. The notes were repaid in September 2001.

(13) The mandatorily redeemable preferred stock was not classified within stockholders' equity (deficit) because of the redemption feature.

(14) Includes $63,897 of accretion of the redeemable preferred stock to its redemption value through a charge to accumulated deficit.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion and analysis should be read in conjunction with "Selected Consolidated Historical Financial and Operating Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under "Risk Factors" in this prospectus.

OVERVIEW


       We are the most profitable full-line sporting goods retailer as compared to the six largest publicly-traded full-line sporting goods retailers in the United States as measured by total net income in fiscal 2001, and our $1.1 billion in net sales in fiscal 2001 ranks us as the second largest as measured by net sales. As of August 3, 2002, we operated 134 stores in 24 states. Our two primary store prototypes of approximately 48,000 and 30,000 square feet provide us with substantial flexibility to adapt to specific market characteristics and optimize our investments in new stores.


RESULTS OF OPERATIONS

       The following table presents for the periods indicated selected items in the consolidated statements of income as a percentage of our net sales:


                                                                        26 WEEKS ENDED
                                               FISCAL YEAR          ----------------------
                                         -----------------------    AUGUST 4,    AUGUST 3,
                                         1999     2000     2001       2001         2002
                                         -----    -----    -----    ---------    ---------
                                                     (PERCENTAGE OF NET SALES)
Net sales..............................  100.0%   100.0%   100.0%     100.0%       100.0%
Cost of goods sold.....................   77.5     76.6     75.5       76.3         74.4
                                         -----    -----    -----      -----        -----
Gross profit...........................   22.5     23.4     24.5       23.7         25.6
Selling, general and administrative
  expenses.............................   18.2     19.0     19.8       19.5         20.1
Pre-opening expenses...................    0.5      0.7      0.5        0.4          0.5
                                         -----    -----    -----      -----        -----
Operating income.......................    3.8      3.7      4.2        3.8          5.0
Interest expense.......................    0.5      0.8      0.6        0.8          0.3
                                         -----    -----    -----      -----        -----
Income from continuing operations
  before income taxes..................    3.3      2.9      3.6        3.0          4.7
Income taxes...........................    1.3      1.2      1.5        1.2          1.9
                                         -----    -----    -----      -----        -----
Income from continuing operations......    2.0      1.7      2.1        1.8          2.8
Discontinued operations................    0.5      0.8       --         --           --
                                         -----    -----    -----      -----        -----
Net income.............................    1.5%     0.9%     2.1%       1.8%         2.8%
                                         =====    =====    =====      =====        =====


       Cost of goods sold includes the cost of merchandise, inventory shrinkage, freight, distribution and store occupancy costs. Store occupancy costs include rent, common area maintenance charges, real estate and other asset based taxes, store maintenance, utilities, depreciation, fixture lease expenses and certain insurance expenses.

       Selling, general and administrative expenses include store and field support payroll and fringe benefits, advertising, bank card charges, information systems, marketing, legal, accounting, other store expenses and all expenses associated with operating our corporate headquarters.

       Pre-opening expenses consist primarily of marketing, payroll and recruiting costs incurred prior to a new store opening.

       Interest expense results primarily from interest on our revolving line of credit.

       Loss from discontinued operations and disposal of business is attributable to our internet commerce business which was closed effective as of the end of fiscal 2000.

       Our fiscal year ends on the Saturday closest to January 31 and generally results in a 52-week fiscal year. However, every five or six years, our fiscal year is 53 weeks. Fiscal 2000 is 53 weeks. For purposes of annual comparisons, unless otherwise noted, we have not adjusted for this difference.


26 WEEKS ENDED AUGUST 3, 2002 COMPARED TO THE 26 WEEKS ENDED AUGUST 4, 2001



Net Sales



       Net sales increased by $99.2 million, or 20.4%, to $586.8 million for the 26 weeks ended August 3, 2002, from $487.6 million for the 26 weeks ended August 4, 2001. This increase resulted from a comparable store sales increase of $24.1 million, or 5.4%, and $75.1 million in new store sales, which reflected the opening of nine new stores and relocation of three stores in the 26 weeks ended August 3, 2002 and the opening of 20 new stores in 2001. The increase in comparable store sales is mostly attributable to sales increases in the majority of our merchandise categories with women's apparel, camping, team sports and exercise recording the largest increases. These increases were partly offset by lower sales of fishing tackle.



Gross Profit



       Gross profit increased by $34.9 million, or 30.2%, to $150.4 million for the 26 weeks ended August 3, 2002 from $115.5 million for the 26 weeks ended August 4, 2001. As a percentage of net sales, gross profit increased to 25.6% for the 26 weeks ended August 3, 2002 from 23.7% for the 26 weeks ended August 4, 2001. The increase in gross profit percentage was primarily due to improved selling margins in the majority of our product categories, as well as leverage on store occupancy costs that resulted from our increased comparable store sales and improved productivity at our distribution center.



Selling, General and Administrative Expenses



       Selling, general and administrative expenses increased by $23.0 million to $118.0 million for the 26 weeks ended August 3, 2002 from $95.0 million for the 26 weeks ended August 4, 2001. As a percentage of net sales, selling, general and administrative expenses increased by 0.6% to 20.1% for the 26 weeks ended August 3, 2002 from 19.5% for the 26 weeks ended August 4, 2001. The dollar increase in these expenses is attributable to an increase in store personnel expenses of $11.9 million, other store expenses (including credit card fees) of $3.1 million and an increase in net advertising expense of $2.5 million, each of which is primarily associated with operating nine new stores opened in the 26 weeks ended August 3, 2002 and the opening of 20 new stores in 2001. In addition, corporate expenses increased $5.5 million as we invested in people associated with new human resources and merchandising system initiatives as well as the expansion of our product sourcing group and support of our new store growth.



Pre-Opening Expenses



       Pre-opening expenses increased by $1.3 million to $3.2 million for the 26 weeks ended August 3, 2002 from $1.9 million for the 26 weeks ended August 4, 2001. Pre-opening expenses increased primarily as a result of the addition of nine new stores and three relocations for the 26 weeks ended August 3, 2002 compared to nine new stores for the 26 weeks ended August 4, 2001.



Operating Income



       Operating income increased by $10.5 million, or 56.6%, to $29.1 million for the 26 weeks ended August 3, 2002 from $18.6 million for the 26 weeks ended August 4, 2001. The increase in operating income is primarily attributable to higher comparable store sales and gross margin percentage combined with operating income from stores opened during 2001.

Interest Expense



       Interest expense decreased by $2.0 million to $1.7 million for the 26 weeks ended August 3, 2002 from $3.7 million for the 26 weeks ended August 4, 2001. This decrease was due to lower interest rates and, to a lesser extent, lower average borrowings.



Income Taxes



       Our effective tax rate was 40% in both the 26 weeks ended August 3, 2002 and the 26 weeks ended August 4, 2001.



Net Income



       As a result of the foregoing, net income increased by $7.5 million, or 84.5%, to $16.4 million for the 26 weeks ended August 3, 2002 from $8.9 million for the 26 weeks ended August 4, 2001.



FISCAL YEAR 2001 (52 WEEKS) COMPARED TO FISCAL YEAR 2000 (53 WEEKS)


Net Sales


       Net sales increased by $181.2 million, or 20.3%, to $1,074.6 million from $893.4 million in 2000. This increase resulted from a comparable store sales increase of $28.4 million, or 3.6% (excluding the 53rd week from fiscal 2000), and $152.8 million from new store sales which were attributable to the opening of 20 new stores in 2001 and 22 new stores in 2000. The increase in comparable store sales is mostly attributable to sales increases in a majority of our merchandise categories with women's and kids apparel, as well as golf, team sports, exercise and hunting equipment recording the largest increases. These increases were partially offset by declines in men's outerwear and boots that resulted from the unusually mild weather in the fourth quarter and reduced scooter sales.


Gross Profit


       Gross profit increased by $54.8 million, or 26.2%, to $263.6 million in 2001 from $208.8 million in 2000. As a percentage of net sales, gross profit increased to 24.5% in 2001 from 23.4% in 2000. The increase in gross profit percentage was primarily due to improved selling margins in a majority of our product categories, as well as lower freight costs and improved productivity at our distribution center.


Selling, General and Administrative Expenses


       Selling, general and administrative expenses increased by $43.7 million to $213.1 million from $169.4 million in 2000. As a percentage of net sales, selling, general and administrative expenses increased by 0.8% to 19.8% in 2001 from 19.0% in 2000. The dollar increase in these expenses is attributable to an increase in store personnel expenses of $16.6 million, other store expenses (including credit card fees) of $7.1 million and an increase in net advertising expense of $7.5 million, each of which is primarily associated with operating 20 new stores opened in 2001 and 22 new stores opened in 2000, and an increase in corporate expenses of $12.5 million as we invested in people associated with new human resources and merchandising system initiatives as well as the formation of our product sourcing group and additional personnel required to support our new stores.


Pre-Opening Expenses

       Pre-opening expenses decreased by $0.8 million to $5.1 million in 2001 from $5.9 million in 2000. Pre-opening expenses decreased in 2001 primarily as a result of two fewer new store openings than in 2000.

Operating Income

       Operating income increased by $11.9 million, or 35.2%, in 2001 to $45.4 million from $33.5 million in 2000. The increase in operating income is primarily attributable to higher comparable store sales and gross margin percentage combined with operating income from stores opened during 2000.

Interest Expense

       Interest expense decreased by $0.8 million to $6.2 million in 2001 from $7.0 million in 2000. This decrease was due to lower average borrowings and lower borrowing rates.

Income Taxes

       Our effective tax rate was 40% in both 2001 and 2000.

Loss From Discontinued Operations and Disposal of Business

       Loss from discontinued operations and disposal of business decreased by $7.3 million to $0 in 2001 from $7.3 million in 2000. The loss in 2000 was attributable to our internet commerce business.

Net Income

       As a result of the foregoing, net income increased by $14.9 million, or 172%, in 2001 to $23.5 million in 2001 from $8.6 million in 2000.

FISCAL YEAR 2000 (53 WEEKS) COMPARED TO FISCAL YEAR 1999 (52 WEEKS)

Net Sales


       Net sales increased by $165.1 million, or 22.7%, to $893.4 million from $728.3 million in 1999. This increase resulted from a comparable store sales increase of $19.4 million, or 3.0% (exclusive of the 53rd week in fiscal 2000), and $145.7 million from new store sales which were attributable to the opening of 22 new stores in 2000 and 13 new stores in 1999. The increase in comparable store sales resulted from increases in a majority of our merchandise categories. Exercise equipment and scooters along with outerwear, boots, socks and hunting clothing were all favorably influenced by an unusually cold fall season, and recorded the largest increases.


Gross Profit


       Gross profit increased by $44.9 million, or 27.4%, to $208.8 million in 2000 from $163.9 million in 1999. As a percentage of net sales, gross profit increased to 23.4% in 2000 from 22.5% in 1999. The increase in gross profit percentage was primarily due to improved selling margins in a majority of our merchandise categories.


Selling, General and Administrative Expenses


       Selling, general and administrative expenses increased by $37.0 million to $169.4 million from $132.4 million in 1999. As a percentage of net sales, selling, general and administrative expenses increased by 0.8% to 19.0% in 2000 from 18.2% in 1999. The dollar increase in these expenses is attributable to an increase in store personnel expenses of $16.8 million, other store expenses (including credit card fees) of $6.2 million and an increase in net advertising expense of $5.2 million, each of which is primarily associated with operating 22 new stores opened in 2000 and 13 stores opened in 1999, and an increase in corporate expenses of $8.8 million due in part to the implementation of our warehouse management system and additional personnel required to support our new stores.


Pre-Opening Expenses

       Pre-opening expenses increased by $2.4 million to $5.9 million in 2000 from $3.5 million in 1999. Pre-opening expenses in 2000 is greater than 1999 due to an increase in the number of new stores opened from 13 in 1999, as compared with 22 in 2000.

Operating Income

       Operating income increased by $5.5 million or 19.8% in 2000 to $33.5 million from $28.0 million in 1999. The increase in operating income is primarily attributable to higher comparable store sales and gross margin percentage combined with operating income from stores opened during 1999.

Interest Expense

       Interest expense increased by $3.5 million from $3.5 million in 1999 to $7.0 million in 2000. The increase is attributable to interest expense incurred in connection with borrowings that resulted from our common stock buy-back in 2000, combined with higher average interest rates on the revolving line of credit.

Income Taxes

       Our effective tax rate was 40% in both 2000 and 1999.

Loss From Discontinued Operations and Disposal of Business

       Loss from discontinued operations and disposal of business increased by $3.8 million to $7.3 million in 2000 from $3.5 million in 1999. The loss in 2000 and 1999 was attributable to our internet commerce business.

Net Income

       As a result of the foregoing, net income decreased $2.6 million or 22.7% to $8.6 million in 2000 from $11.2 million in 1999.

LIQUIDITY AND CAPITAL RESOURCES

       Our primary capital requirements are for inventory, capital improvements, and pre-opening expenses to support our expansion plans, as well as for various investments in store remodeling, store fixtures and ongoing infrastructure improvements. Our main sources of liquidity have been cash flows from operations, borrowings under our credit facility and proceeds from sale-leaseback transactions.

       The following chart illustrates principal elements of our cash flow for the past three fiscal years and interim periods.


                                                             CASH FLOW ANALYSIS
                                        -------------------------------------------------------------
                                                                         26 WEEKS         26 WEEKS
                                        FISCAL    FISCAL    FISCAL        ENDED            ENDED
                                         1999      2000      2001     AUGUST 4, 2001   AUGUST 3, 2002
                                        -------   -------   -------   --------------   --------------
                                                           (DOLLARS IN THOUSANDS)
Net cash provided by (used in)
  operating activities................  $15,769   $17,613   $12,007      $(25,123)        $ (3,151)
Net cash (used in) provided by
  investing activities:
  Capital expenditures................  (14,749)  (35,719)  (32,219)      (15,234)         (14,169)
  Proceeds from sale-leasebacks and
     fixture leasing..................    8,991    13,213    10,254         2,467            3,094
Net cash (used in) provided by
  investing activities................   (5,758)  (22,506)  (21,965)      (12,767)         (11,075)
Net cash (used in) provided by
  financing activities................   (9,055)    7,527    10,655        45,647           19,124
Long-term debt and capital leases (at
  end of period)......................   14,931    73,647    80,861       118,331           93,976
Working capital (at end of period)....  $56,834   $51,239   $68,957      $ 97,472         $ 92,745

       During fiscal 1999, 2000 and 2001, net cash provided by operating activities was $15.8 million, $17.6 million and $12.0 million, respectively. During the 26 weeks ended August 3, 2002, net cash of $3.2 million was used in operating activities. All of our revenues are realized at the point-of-sale in our stores. Thus, our net sales are essentially on a cash basis. Changes in inventory turnover affect net cash provided by operating activities. Inventory turnover was 3.63, 3.91, 3.73, and 1.88 in fiscal 1999, 2000, 2001 and the 26 weeks ended August 3, 2002, respectively. Generally, a higher inventory turnover corresponds with greater net cash from operating activities. The cash flow from operating our stores is a significant source of liquidity. The cash flow from operating our stores is used primarily to purchase inventory, make interest payments on our indebtedness and pay income taxes.



       During fiscal 1999, 2000 and 2001 and the 26 weeks ended August 3, 2002, net cash used in investing activities was $5.8 million, $22.5 million, $22.0 million and $11.1 million, respectively. We use cash in investing activities to build new stores and remodel or relocate existing stores. Furthermore, net cash used in investing activities includes purchases of information technology assets and expenditures for distribution facilities and corporate headquarters. During fiscal 1999, 2000 and 2001 and the 26 weeks ended August 3, 2002, we opened 13, 22, 20 and nine new stores, respectively, and remodeled or relocated six, five, one and three stores, respectively. Sale-leaseback transactions covering store fixtures, buildings and information technology assets also have the effect of returning to us cash previously invested in these assets.



       Our liquidity and capital needs have been met by cash from operations and borrowings under our revolving line of credit. This credit facility currently provides for revolving loans in an aggregate outstanding principal amount of up to $180 million, including up to $25 million in the form of letters of credit. The actual availability under our credit facility is limited to the lesser of 70% of our eligible inventory or 85% of our inventory's liquidation value, in each case net of specified reserves and less any letters of credit outstanding. Outstanding borrowings on the credit facility, as of January 29, 2000, February 3, 2001, February 2, 2002 and August 3, 2002 were $10.5 million, $55.1 million, $77.1 million and $90.3 million, respectively. Total remaining borrowing capacity, after subtracting letters of credit as of January 29, 2000, February 3, 2001, February 2, 2002 and August 3, 2002 was $73.2 million, $50.2 million, $52.9 million and $66.8 million, respectively. Interest on outstanding indebtedness under the credit facility currently accrues at the lender's prime commercial lending rate or, if we elect, at the one month LIBOR plus 1.25% based on our current interest coverage ratio. Our obligations under the credit facility are secured by interests in substantially all of our personal property excluding store and distribution center equipment and fixtures. The credit facility matures on May 30, 2006. We have used our credit facility to meet our seasonal working capital requirements and support our growth.



       The credit facility contains restrictions regarding our and our subsidiary's ability, among other things, to merge, consolidate or acquire non-subsidiary entities, to incur indebtedness or liens, to pay dividends or make distributions on our stock, to make investments or loans, or to engage in transactions with affiliates. We are also required to comply with a fixed charge coverage ratio. As of August 3, 2002, we were in compliance with the terms of the credit facility.


       In 2000, our preferred stockholders elected to convert all outstanding preferred shares to common stock resulting in the conversion of 9,396,612 shares of preferred stock into 10,931,239 shares of common stock. The company also repurchased and retired approximately 60% of the common stock from the former preferred stockholders for cash of $44.8 million (which was financed with borrowings under the credit facility) and promissory notes totaling $13.8 million in principal amount. We repaid in full the promissory notes in 2001 and financed the repayment with borrowings under the credit facility.


       In addition, as of August 3, 2002 there were outstanding warrants to purchase 8,229 shares of common stock, all of which if exercised prior to the offering will be converted to shares of common stock upon the completion of this offering. The exercise price per share of the warrants is $.01 per share. The warrants expire by their terms if not exercised before the business day prior to the effective date of this offering.


       We estimate that in fiscal 2002, capital expenditures net of any sale-leaseback of fixtures and computer equipment will be approximately $20.0 million. We intend to use these funds primarily to develop new stores, relocate and improve existing stores, provide leasehold improvements and build our information systems infrastructure.

       We believe that cash flows from operations and funds available under our credit facility will be sufficient to satisfy our capital requirements for at least the next 12 months.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

       The following table summarizes our material contractual obligations, including both on-and-off balance sheet arrangements in effect at February 2,
2002, and as adjusted to give effect to the sale by us of          shares of
common stock in this offering at an assumed initial public offering price of
$     per share and the application of the net proceeds of the sale (after deducting estimated offering expenses and underwriting discounts and commissions):

CONTRACTUAL OBLIGATIONS     FISCAL 2002   FISCAL 2003   FISCAL 2004   THEREAFTER     TOTAL      AS ADJUSTED
-----------------------     -----------   -----------   -----------   ----------   ----------   -----------
                                                        (DOLLARS IN THOUSANDS)
Long-term debt............    $   160      $ 77,230       $   174      $    985    $   78,549
Capital lease
  obligations.............         51            56            60         2,145         2,312
Operating lease
  obligations.............     85,660        90,257        88,090       871,948     1,135,955
                              -------      --------       -------      --------    ----------
  Total obligations.......    $85,871      $167,543       $88,324      $875,078    $1,216,816

       The following table summarizes our other commercial commitments, including both on-and off-balance sheet arrangements, in effect at February 2, 2002.

OTHER COMMERCIAL COMMITMENTS                                  FISCAL 2002   TOTAL
----------------------------                                  -----------   ------
Documentary letters of credit...............................    $2,511      $2,511
Standby letters of credit...................................     5,347       5,347
                                                                ------      ------
  Total commercial commitments..............................    $7,858      $7,858


       The only off-balance sheet contractual obligations and commercial commitments as of February 2, 2002 relate to operating lease obligations and letters of credit. We have excluded these items from our balance sheet in accordance with generally accepted accounting principles.


QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

       The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal 2000, fiscal 2001 and the first quarter of fiscal 2002. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.


                                         2000                                        2001                             2002
                       -----------------------------------------   -----------------------------------------   -------------------
                        FIRST      SECOND     THIRD      FOURTH     FIRST      SECOND     THIRD      FOURTH     FIRST      SECOND
                       QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                       --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                 (DOLLARS IN THOUSANDS)
Net sales............  $172,535   $205,329   $204,017   $311,515   $228,822   $258,710   $246,513   $340,523   $276,635   $310,123
Gross profit.........    36,099     45,886     46,346     80,513     52,931     62,577     61,179     86,882     70,040     80,352
Operating income
  (loss).............    (1,900)     8,367      1,916     25,158      4,968     13,649      4,329     22,414      8,736     20,420
Net income (loss)....    (1,543)     2,825       (575)     7,936      1,866      7,050      1,638     12,917      4,729     11,720
Net income as a % of
  full year..........     (17.9%)     32.7%      (6.7%)     91.8%       8.0%      30.0%       7.0%      55.0%        --         --
Comparable store net
  sales (decrease)
  increase (1).......      (0.4)%      1.7%       3.7%       7.6%       3.1%       6.3%       4.2%       0.7%       5.6%       5.3%
AS A PERCENTAGE OF NET SALES:
Net sales............       100%       100%       100%       100%       100%       100%       100%       100%       100%       100%
Gross profit.........      20.9       22.3       22.7       25.8       23.1       24.2       24.8       25.5       25.3       25.9%
Operating income
  (loss).............      (1.1)       4.1        0.9        8.1        2.2        5.3        1.8        6.6        3.1        6.6%
Net income (loss)....      (0.9)       1.4       (0.3)       2.5        0.8        2.7        0.7        3.8        1.7        3.8%

---------------

(1) Comparable store sales begin in a store's 14th full month of operations after its grand opening. Comparable store sales for the full year and for the 13 week periods are for stores that opened at least 25 months prior to the end of the period noted. Stores that were relocated during the applicable period have been excluded from comparable store sales. Each relocated store is returned to comparable store base after its 14th full month of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk


       After this offering, our net exposure to interest rate risk will consist primarily of borrowings under our revolving credit facility. Our revolving credit facility bears interest at rates that are benchmarked either to U.S. short-term floating rate interest rates or one-month LIBOR rates, at our election. The aggregate balance outstanding under our revolving credit facility as of February 2, 2002 and February 3, 2001 totaled $77.1 million and $55.1 million, respectively. The impact on our annual net income of a hypothetical one percentage point interest rate change on the average outstanding balances under our revolving credit facility would be approximately $0.6 million based upon fiscal 2001 average borrowings.


Impact of Inflation

       We do not believe that our operating results have been materially affected by inflation during the preceding three fiscal years. There can be no assurance, however, that our operating results will not be adversely affected by inflation in the future.

Tax Matters

       Presently, we do not believe that we have any tax matters that could materially affect our consolidated financial statements.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

       In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. We do not believe that the adoption of SFAS No. 142 effective February 3, 2002, will have a material impact on our financial position or results of operations.

       In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides guidance that will eliminate inconsistencies in accounting for the impairment or disposal of long-lived assets under existing accounting pronouncements. We do not believe that the adoption of SFAS No. 144, effective February 3, 2002, will have a material impact on our financial position or results of operations.


       In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not believe that the adoption of SFAS No. 146 will have a material impact on our financial position or results of operations.


CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

       Our significant accounting policies are described in Note 1 of the Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. In preparing our financial statements, we made estimates and judgments which affect the results of our operations and the value of assets and liabilities we report. Our actual results may differ from these estimates.

       We believe that the following summarizes critical accounting policies which require significant judgments and estimates in our preparation of our consolidated financial statements.

Inventory Valuation

       We value our inventory using the lower of weighted average cost or market method. Market price is generally based on the current selling price of the merchandise. We regularly review inventories to determine if the carrying value of the inventory exceeds market value and we record a reserve to reduce the carrying value to its market price, as necessary. Historically, we have rarely experienced significant occurrences of obsolescence or slow moving inventory. However, future changes such as customer merchandise preference, unseasonable weather patterns, or business trends could cause our inventory to be exposed to obsolescence or slow moving merchandise.

       Shrink is accrued as a percentage of merchandise sales based on historical shrink trends. We perform physical inventories at our stores and distribution center throughout the year. The reserve for shrink represents an estimate for shrink for each of our locations since the last physical inventory date through the reporting date. Estimates by location and in the aggregate are impacted by internal and external factors and may vary significantly from actual results.

Impairment of Assets

       We review long-lived assets whenever events and circumstances indicate that the carrying value of these assets may not be recoverable based on estimated future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is the store level. In determining future cash flows, significant estimates are made by us with respect to future operating results of each store over its remaining lease term. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

                                    BUSINESS


       We are the most profitable full-line sporting goods retailer as compared to the six largest publicly-traded full-line sporting goods retailers in the United States as measured by total net income in fiscal 2001, and our $1.1 billion in net sales in fiscal 2001 ranks us as the second largest. Our core focus is to be an authentic sporting goods retailer by offering a broad selection of high-quality, competitively-priced brand name sporting goods equipment, apparel and footwear that enhances our customers' performance and enjoyment of their sports activities. Each of our stores typically contains five specialty stores. We believe our "store-within-a-store" concept creates a unique shopping environment by combining convenience, broad assortment and competitive prices of large format stores with the brand names, deep product selection within a category and the customer service of a specialty store. We believe this combination differentiates us from our competitors, positions us as a destination store for a wide range of sporting goods and appeals to a broad customer segment from the beginner to the sports enthusiast.



       As of August 3, 2002, we operated 134 stores in 24 states. Our two primary store prototypes of approximately 48,000 and 30,000 square feet provide us with substantial flexibility to adapt to specific market characteristics and optimize our investments in new stores. We carry a wide variety of well-known brands, including Nike, Columbia, Adidas and Callaway, as well as exclusive branded-products sold under names such as Ativa and Walter Hagen, which are available only in our stores. The breadth of our product selections in each category of sporting goods offers our customers a wide range of price points and enables us to address the needs of sporting goods consumers, from the beginner to the sport enthusiast. For the twelve months ended August 3, 2002, we generated net sales, operating income and net income of $1.2 billion, $55.9 million and $31.0 million, respectively.



       Dick's was founded in 1948 when Richard ("Dick") Stack, the father of Edward W. Stack, our Chairman and Chief Executive Officer, opened his original bait and tackle store in Binghamton, New York. Edward W. Stack joined his father's business full-time in 1977 and, upon his father's retirement in 1984, became President and Chief Executive Officer of the then two store chain. Under his leadership, our business has continued to evolve. By 1986, our business included a broad range of sporting goods and active apparel, including participation sports equipment, athletic apparel, athletic footwear and hunting, fishing and camping equipment. In 1994, we redefined our market strategy and began to expand our business and accelerate our new store openings. Since then we have opened 125 stores, and we plan to continue to expand our store base to further solidify our position as a leader of sporting goods retailing.


COMPETITIVE STRENGTHS

       We believe that the following key competitive strengths differentiate us and are critical to our continuing success:

Demonstrated Ability to Consistently Deliver Profitable Growth


       For the four year period ending February 2, 2002, our net sales, operating income and net income have grown at a compounded annual growth rate of 20%, 39% and 55%, respectively. During the same time period, our gross profit margins have increased from 22.1% to 24.5%, while our operating margins have increased from 2.7% to 4.2%. We will continue to focus on the financial metrics which we believe are key to our profitable growth, such as return on invested capital for all of our capital projects, inventory turnover and growth in store operating profit. For the four year period ending February 2, 2002, our return on invested capital for the company has increased from 8.1% to 10.8%. These historical results may not be indicative of future results and we can provide no assurances that we will be able to achieve comparable future results.


Compelling New Store Economics

       We believe our new stores generate above average returns on invested capital as compared to other publicly-traded full-line sporting goods retailers. Our cash-on-cash return for new stores has steadily improved since the beginning of fiscal 1996, and in fiscal 2001, our 104 comparable stores (stores open for 14 full months) generated an average cash-on-cash return of 45%. When we refer to cash-on-cash returns, we mean cash generated from a store's operations divided by the cash investment in net assets of that store. We can provide no assurances that we can generate these returns on new stores we open in the future.



Leading Market Share in Existing Markets


       We believe we are the leading full-line retailer of sporting goods in substantially all of our markets as calculated by the number of stores operated by a retailer in each market multiplied by that retailer's nationwide average net sales per store. We intend to add new stores to existing markets to further solidify our market share and expand into new markets which are close to our existing markets. This strategy enables us to leverage our brand recognition, existing advertising, management and distribution costs in order to increase our return on invested capital. We believe our strong brand recognition combined with the density of store locations we have achieved in our markets provides a significant competitive advantage.

Unique Shopping Experience

       Our stores provide a distinctive and exciting shopping experience by offering our customers the convenience of numerous specialty stores under one roof while delivering the product assortment of a large format store. We believe the following characteristics differentiate us from our competitors:

       - Interactive "Store-Within-A-Store." Our stores typically contain five stand alone specialty stores. We seek to create a distinct look and feel for each specialty department to heighten the customer's interest in the products offered. A typical store has the following in-store specialty shops: (i) the Pro Shop, a golf shop with a putting green and hitting area and video monitors featuring golf tournaments and instruction on the Golf Channel or other sources; (ii) the Footwear Center, featuring hardwood floors, a track for testing athletic shoes or in-line skates and a bank of video monitors playing sporting events;
         (iii) the Cycle Shop, designed to sell and service bikes, complete with mechanics' work area and equipment on the sales floor; (iv) the Sportsman's Lodge for the hunting and fishing customer, designed to have the look of an authentic bait and tackle shop; and (v) Total Sports, a seasonal sports area displaying sports equipment and athletic apparel associated with specific seasonal sports, such as hockey and baseball. In addition, our stores provide interactive opportunities, by allowing customers to test golf clubs in an indoor driving range, shoot bows in our archery range, or run and rollerblade on our footwear track.

       - Authentic Sporting Goods Retailer. Our history and core foundation is as a purveyor of authentic athletic equipment, apparel and footwear, which means we offer athletic merchandise that is high quality and intended to enhance our customers' performance and enjoyment of athletic pursuits, rather than focusing our merchandise selection on the latest fashion trend or style. We believe this focus makes our results less volatile than many of our competitors, while distinguishing us and our offerings from mass merchandisers. This merchandising approach creates customer loyalty from our customers who seek genuine deep product offerings, and ultimately positions us with advantages in a market which we believe will continue to benefit from new product offerings with enhanced technological features.


       - Expertise and Service. We enhance our customers' shopping experience by providing knowledgeable and trained customer service professionals and value added services. For example, we were the first full-line sporting goods retailer to have active members of the PGA working in our stores, and currently employ over 100 PGA professionals in our golf departments. We also currently have over 200 bike mechanics to sell and service bicycles. All of our stores also provide support services such as golf club grip replacement, bicycle repair and maintenance, home delivery and assembly of fitness equipment.


Experienced Management Team


       Our senior management team has worked together for a number of years and has diverse and extensive backgrounds across retail sectors. Our senior management team averages 13 years of experience in the sporting goods industry, all with us, and 22 years in general retailing. We believe the team's experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics, better understand our customer base and build strong vendor relationships.

GROWTH STRATEGY

       We plan to continue to strengthen our position as a leading full-line sporting goods retailer by:

Expanding Our Store Base Using Our Proven Store Model


       We believe that our compelling new store economics and our successful track record of opening new stores provides us with a strong foundation for continued growth through new store openings. We planned to open 15 stores in fiscal 2002, of which nine are open to date and between 15 and 20 stores in fiscal 2003. Our store openings will be in existing markets as well as contiguous markets. Since the beginning of fiscal 2000, we have opened 51 stores.


Continuing to Increase Margins and Return on Invested Capital

       We will continue to strive to increase operating margins and return on capital by:


       - Generating continuous increases in comparable store sales by expanding our sales in selected product lines, such as women's apparel;


       - Continuing to expand gross margins as we benefit from improved purchasing leverage from our vendors, increased scale and leverage of distribution and occupancy costs, as well as disciplined merchandising planning and allocation which contribute to reduced markdowns;

       - Leveraging the infrastructure investments we have made and intend to make, principally in the areas of distribution, information systems, and people, in order to enable us to better manage our growth; and


       - Improving inventory turnover, which in fiscal 2001 was the highest among all comparable publicly-traded full-line sporting goods retailers, by expanding our backstock program at our distribution center to more efficiently replenish high sales volume stores and faster selling products within our stores.


Continuing to Expand Our Exclusive Brand-name Offerings


       We offer our customers high-quality products at competitive prices marketed under exclusive brands. We have invested in a development and procurement staff that continually sources performance-based products generally targeted to the sporting enthusiast for sale under brands such as Ativa, Walter Hagen, Stone Hill, Northeast Outfitters, PowerBolt, and DBX. Many of our products incorporate technical features such as GORE-TEX, a waterproof breathable fabric, and CoolMax, a fabric that wicks moisture away from the skin to the fabric where the moisture evaporates faster, that are typically available only through well-known brand names. Our exclusive products offer outstanding value to our customers at each price point and provide us with significantly higher gross margins than comparable products we sell. Exclusive branded products have grown to $28.2 million of net sales in fiscal 2001 from $9.8 million in fiscal 1999. We expect to continue to grow our exclusive brand-name offerings.


       In addition, we may from time to time acquire complementary companies or businesses. Currently, we are not actively considering any acquisitions and we do not currently have any agreements with respect to any acquisitions.

RETAIL STORE OPERATIONS

Our Store Design

       We design our stores to create an exciting shopping environment with distinct departments that can stand on their own as authentic sporting goods specialty shops. Our two primary prototype stores are approximately 48,000 square feet and 30,000 square feet, respectively. Signs and banners are located throughout the store allowing customers to quickly locate the various departments. A wide aisle through the middle of the store displays seasonal or special-buy merchandise. Video monitors throughout the store provide a sense of entertainment with videos of championship games, instructional sessions or live sports events. Our smaller prototype store is designed to offer approximately 80% of the items offered in our larger prototype store while maintaining essentially the same selection for smaller population centers. We have recently developed a third prototype store of approximately 75,000 square feet as a growth vehicle for those trade areas that have sufficient in-profile customers to support it. Of the 38 stores we have opened or relocated or plan to open or relocate in 2001 and 2002, 26 are or are expected to follow the 48,000 square foot prototype, 11 are or are expected to be approximately 30,000 square foot stores and one is a 75,000 square foot store. In most of our stores, approximately 85% of store space is used for selling and approximately 15% is used for office space and non-retail functions.

       We seek to stimulate cross-selling and impulse buying through the layout of our departments and the use of lower shelving which enables customers to see the array of merchandise offered throughout our stores. We avoid the warehouse store look featured by some of our large format competitors.

       Our stores are typically open seven days a week, generally from 10:00 a.m. to 9:30 p.m. Monday through Friday, 9:00 a.m. to 9:30 p.m. on Saturday and 11:00 a.m. to 6:00 p.m. on Sunday.

Broad Merchandise Selection

       We offer a full range of sporting goods and active apparel at each price point in order to appeal to the beginner, intermediate and enthusiast sports consumer. The merchandise we carry includes one or more of the leading manufacturers in each category. Our objective is not only to carry leading brands, but a full range of products within each brand, including the premium items for the sports enthusiast. As beginners and intermediates move to higher levels in their sports, we expect to be prepared to meet their needs.

       We believe that the range of the merchandise we offer, particularly for the enthusiast sports consumer, distinguishes us from other large format sporting goods stores. We also believe that the range of merchandise we offer allows us to compete effectively against all of our competitors, from traditional independent sporting goods stores and specialty shops to other large format sporting goods stores and mass market discount retailers.

       The following table sets forth the approximate percentage of sales attributable to hardlines, footwear and apparel for the periods presented:

                                                                  FISCAL YEAR
                                                              --------------------
MERCHANDISE CATEGORY                                          1999    2000    2001
--------------------                                          ----    ----    ----
Hardlines (1)...............................................   59%     60%     61%
Footwear....................................................   19      18      19
Apparel.....................................................   22      22      20
                                                              ---     ---     ---
Total.......................................................  100%    100%    100%
                                                              ===     ===     ===

---------------

(1) Includes items such as hunting and fishing gear, sporting goods equipment and golf equipment.

Customer Service

       Store Associates. We strive to complement our merchandise selection and innovative store design with superior customer service. We actively recruit sports enthusiasts to serve as sales associates because we believe that they are more knowledgeable about the products they sell. For example, we currently employ PGA golf professionals to work in our golf departments and bike mechanics to sell and service bicycles. We believe that our associates' enthusiasm and ability to demonstrate and explain the advantages of the products increases sales. We believe our prompt, knowledgeable and enthusiastic service fosters the confidence and loyalty of our customers and differentiates us from other large format sporting goods stores.

       We emphasize product knowledge at both the hiring and training stages. We hire most sales associates for a specific department or category. As part of our interview process, we test each prospective sales associate for knowledge specific to the department or category in which he or she is to work. We train new sales associates through a self-study and testing program we have developed for each of our categories. We utilize a program designed to measure our sales associates' productivity. We also use mystery shoppers to shop at each store at least monthly and encourage customer comments by making available comment cards for customers to complete and return. These programs allow us to identify stores in which improvements need to be made at the sales associate or managerial levels.

       We typically staff our stores with a store manager, four sales managers, a front end manager and approximately 52 full-time and part-time sales associates, depending on store volume and time of year. The operations of each store are supervised by one of 18 district managers, each of whom report to one of two regional vice presidents. Each vice president is assisted by a regional director of stores, who is located in the field, and all of these individuals report to the vice president of operations.

       Support Services. We believe that we further differentiate our stores from other large format sporting goods stores by offering support services for the products we sell. We replace golf club grips in all of our stores. Our PGA professionals offer golf lessons, generally at local ranges. Although we do not receive a share of income from these lessons, allowing our PGA professionals to offer lessons not only helps us in recruiting them to work for us but provides a benefit to our customers.

       Our prototype stores feature a bicycle maintenance and repair station on the sales floor, allowing our bicycle mechanics to service bicycles in addition to assisting customers. We believe that these maintenance and repair stations are one of our most effective selling tools by giving credence to our specialty store concept and giving assurance that we can repair and tune the bicycles they purchase.

       We also string tennis rackets, sharpen ice skates, replace in-line skate wheels, provide home delivery and assembly of fitness equipment, provide scope mounting and bore sighting services, cut arrows and sell hunting and fishing licenses.

Our Competitive Pricing

       We position ourselves to be competitive in price, but we do not attempt to be a discount leader. We maintain a policy of matching our competitors' advertised prices. If a customer finds a competitor with a lower price on an item, we will match the lower price. Additionally, under our "Right Price Promise," if within 30 days of purchasing an item from us, a customer finds a lower advertised price by either us or a competitor, we will refund the difference. We seek to offer value to our customers and develop and maintain a reputation as a provider of value at each price point.

Site Selection and Store Locations

       We select geographic markets and store sites on the basis of demographic information, quality and nature of neighboring tenants, store visibility and accessibility. Key demographics include population density, household income, age and average number of occupants per household. We seek to locate our stores primarily in retail centers which are also occupied by major discount retailers such as Wal-Mart or Target or specialty retailers from other categories such as Barnes & Noble, Best Buy or Staples.

       We seek to balance our store expansion between new and existing markets. In our existing markets, we add stores as necessary to cover appropriate market areas. By clustering stores, we seek to take advantage of economies of scale in advertising, promotion, distribution and supervisory costs. We seek to locate stores within separate market areas within each metropolitan area, in order to establish long-term market penetration. In new markets, we generally seek to expand in geographically contiguous areas to build on our experience in the same or nearby regions. We believe that local knowledge is an important part of success. In considering new markets, we locate our stores in areas we believe are underserved. In addition to larger metropolitan markets, we also target smaller population centers in which we locate single stores, generally in regional shopping centers with a wide regional draw.

       The following table provides a history of our store openings since the beginning of fiscal 1997.


                                                                                                     26 WEEKS
                                                                                                      ENDED
                            FISCAL 1997   FISCAL 1998   FISCAL 1999   FISCAL 2000   FISCAL 2001   AUGUST 3, 2002
                            -----------   -----------   -----------   -----------   -----------   --------------
Stores open at beginning
  of period...............        51            61            70            83           105             125
New stores opened.........        10             9            13            22            20               9
                              ------        ------        ------        ------        ------          ------
Stores open at end of
  period..................        61            70            83           105           125             134
Average gross square
  footage per store(1)....    57,126        56,302        54,044        52,803        50,647          49,114


---------------


(1) Calculated using gross square footage of all stores opened at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 15% of total store space.



OUR INTERNET STRATEGY



       In January 2001, we approved a plan to discontinue the operations of our wholly-owned subsidiary, DSG Holdings, LLC, which ran our internet commerce business under the domain name of dsports.com.



       In April 2001, we entered into an internet commerce agreement with GSI Commerce, Inc. (f/k/a Global Sports Interactive, Inc.). Under the terms of this ten-year agreement, GSI is responsible for all financial and operational aspects of the internet site which operates under the domain name of "DicksSportingGoods.com." We have licensed to GSI the use of our name and trademarks in connection with the operation of the web site and are only responsible for supporting the site through advertising by such means as signs within our stores and reference to the site in our print and electronic advertising. We and GSI may terminate the agreement if the other party breaches its obligations under the agreement and does not cure the breach within the time frame specified or if the other party files for bankruptcy or becomes insolvent.



       The agreement provided for the payment to us of a monthly royalty on sales through the web site. During the period of April 2001 through July 2001, GSI made $58,117 in royalty payments to us. We had the option to convert the royalty arrangement into the right to purchase common shares in GSI in the event the price was at or above a specific level for a defined time.



       In July 2001, we elected to convert the royalty arrangement into restricted, unregistered shares of GSI common stock, for which restrictions lapse over a four-year period.



       We also received warrants to purchase common shares which are exercisable subject to achieving defined performance milestones. In May 2002, we exercised one of these warrants to purchase shares of unregistered common stock.



       The value of the shares of restricted, unregistered GSI common stock that we received in lieu of royalty payments and upon exercise of warrants that we were issued was $4,893,000 as of August 3, 2002. The difference between the fair value of these shares and the amount we paid was recorded as deferred revenue and is being amortized over the ten year term of the agreement.


MARKETING AND ADVERTISING

       Our marketing program is designed to promote our extensive selection of brand name products at competitive prices. The program is centered on extensive newspaper advertising supplemented by direct mail and seasonal use of local television and radio. The advertising strategy is focused on weekly newspaper advertising utilizing both multi-page, color inserts and standard run of press advertising, with emphasis on key shopping periods, such as the Christmas season, Father's Day, and back-to-school, and on specific sales and promotional events, including our annual Golf-a-thon sale.

       Our strategy of clustering stores in major markets enables us to employ an aggressive advertising strategy on a cost-effective basis through the use of newspaper and local television and radio advertising. Our goal is to be one of the dominant sporting goods advertisers in each of our markets. We advertise in major metropolitan newspapers as well as in regional newspapers circulated in areas surrounding our store locations. Our newspaper advertising typically consists of weekly promotional advertisements with four-color inserts. Our television advertising is generally concentrated during a promotional event or key shopping period. Radio advertising is used primarily to publicize specific promotions in conjunction with newspaper advertising or to announce a public relations promotion or grand opening. Vendor payments under cooperative advertising arrangements with us, as well as vendor participation in sponsoring sporting events and programs, have significantly contributed to our advertising leverage.

       Our advertising is designed to create an "event" in the stores and to drive customer traffic with advertisements promoting a wide variety of merchandise values appropriate for the current holiday or event.

       We also sponsor tournaments and amateur competitive events in an effort to align ourselves with both the serious sports enthusiast and the community in general.


       Our "Scorecard" loyalty program, rolled out chain wide in February 2002 after having been tested for more than one year, provides rebates to customers based on purchases. After a customer registers, rebate points build as a percentage of purchases. These rebates are systemically tracked and once a customer reaches a minimum threshold purchase level of $300, a merchandise credit is mailed to the customer's home. The database of "Scorecard" members exceeds 1.3 million as of August 3, 2002. This database is then used in conjunction with our direct marketing program. The direct marketing program consists of several direct mail pieces sent during holidays throughout the year. Additionally, several customer focused mailings are sent to members based on their past purchasing history.


INFORMATION SYSTEMS

       We have installed information systems including STS Merchandising, E-3 Replenishment and MMS Planning and Allocation retail software operating on a client server platform, except for E-3 which runs on an AS400. We utilize ICL-Fujitsu point-of-sale systems that incorporate scanning, price look-up, and store level access to our merchandise information system. Our fully integrated management information systems track purchasing, sales and inventory transfers down to the stock keeping unit or "SKU" level and have allowed us to improve overall inventory management by identifying individual SKU activity and projecting trends and replenishment needs on a timely basis. We believe that these systems enable us to increase margins by reducing inventory investment, strengthening in-stock positions, reducing our historical shrinkage levels, and creating store level perpetual inventories and automatic inventory replenishment on basic items of merchandise.

       We have a fully integrated merchandise planning and allocation system that optimizes the distribution of most products to the stores through the integration of historical sales data and forecasted data at an individual store and item level. This minimizes markdowns taken on merchandise and improves sales on these products. Our store operations personnel in every location have online access to product signage, advertising information and e-mail through our wide area network.

       A new system initiative is underway with a targeted implementation date during January 2003. The suite of applications being implemented includes JDA Merchandising and Arthur Planning and Allocation all running on a client server platform. A new data warehouse interfacing with these applications should allow for improved merchandise analysis to a lower level of detail. Planning and merchandise pricing is designed to be more geographically sensitive providing the opportunity to increase inventory turns and gross margin dollars. See "Risk Factors -- The implementation of our new information system software could disrupt our operations and negatively impact our financial results and materially adversely affect our business operations."

PURCHASING AND DISTRIBUTION

       In addition to merchandise procurement, our buying staff is also responsible for determining initial pricing and product marketing plans and working with our allocation and replenishment groups to establish stock levels and product mix. Our buying staff also regularly communicates with our store operations personnel to monitor shifts in consumer tastes and market trends.

       Our planning, replenishment, allocation, and merchandise control groups are responsible for merchandise distribution, inventory control, and the E-3 automatic replenishment purchasing and allocation systems. These groups act as the central processing intermediary between our buying staff and our stores. This group also coordinates the inventory levels necessary for each advertising promotion with our buying staff and our advertising department, tracking the effectiveness of each advertisement to allow our buying staff and our advertising department to determine the relative success of each promotional program. In addition, this group's other duties include implementation of price changes, creation of all vendor purchase orders, and determination of the adequate amount of inventory for each store.

       We purchase merchandise from over 1,000 vendors, and we have no long-term purchase commitments. During fiscal 2001, Nike, our largest vendor, represented approximately 10% of our purchases. No other vendor represented 10% or more of our fiscal 2001 purchases. We do not have long term contracts with any of our vendors and all of our purchases from vendors are done on a short-term purchase order basis.

       We utilize a single distribution center to which vendors directly ship merchandise where it is processed as necessary, applying price tickets and hangers, before being shipped to the stores. We believe that our distribution system has the following advantages as compared to a direct delivery, or drop shipping, system utilized by some retailers: reduced individual store inventory investment; more timely replenishment of store inventory needs, better use of store floor space, reduced transportation costs, and easier returns to vendors. We have a 388,000 square foot distribution center located in Smithton, Pennsylvania. We also have a 75,000 square foot return center in Conklin, New York. All damaged or defective merchandise being returned to vendors is consolidated for cost efficient return at this center. Inventory arriving at a distribution center is allocated directly to our stores or to our distribution center for temporary storage or to both.

       We have contracted with a dedicated fleet for the delivery of merchandise from our distribution center to our stores. We contract with common carriers to deliver merchandise to our stores outside a 300-mile radius from Smithton.

INDUSTRY AND COMPETITION

       According to the National Sporting Goods Association, total U.S. retail sales of sporting goods, including sporting equipment, athletic footwear and apparel, exceeded $45.8 billion in 2001. Sports equipment constituted 46.9% of industry sales, while athletic footwear constituted 29.0% of industry sales and apparel constituted 24.1%. According to Sporting Goods Business magazine, as of June 2002, the top 10 full-line sporting goods retailers account for only 15.4% of total industry sales in 2001. We believe that this fragmentation presents an attractive opportunity for us to continue to expand our market share as customers increasingly prefer one-stop shopping convenience, large selection, high levels of service and competitive prices.

       The retail sporting goods industry comprises five principal categories of retailers:

       - sporting goods stores (large format stores);

       - traditional sporting goods retailers;

       - specialty retailers;

       - mass merchants; and

       - catalogue and Internet retailers.

       Sporting Goods Stores. The large format stores generally range from 20,000 to 100,000 square feet and offer a broad selection of sporting goods merchandise. We believe that our superior performance with the large format store in recent years is due in part to our unique approach in blending the best attributes of a large format store with the best attributes of a specialty shop. We believe that this merchandising approach, rather than the "discount" approach taken by some other competitors in this category, has resulted in our higher than average sales per store and the highest net income in fiscal 2001 of any publicly-traded full-line sporting goods retailer.

       Traditional Sporting Goods Stores. These stores generally range in size from 5,000 square feet to 20,000 square feet and are frequently located in regional malls and multi-store shopping centers. They typically carry a varied assortment of merchandise and attempt to position themselves as convenient neighborhood stores. Compared to our stores, they offer a more limited product assortment. We believe these stores do not cater to the sports enthusiast.

       Specialty Stores. These stores generally range in size from approximately 2,000 to 20,000 square feet. These retailers typically focus on a specific category, such as athletic footwear, or an activity, such as golf or skiing. While they may offer a deep selection of products within their specialty, they lack the wide range of products that we offer. We believe prices at these stores typically tend to be higher than prices at the sporting goods stores and traditional sporting goods stores.

       Mass Merchants. These stores generally range in size from approximately 50,000 to over 200,000 square feet and are primarily located in shopping centers, free-standing sites or regional malls. Sporting goods merchandise and apparel represent a small portion of the total merchandise in these stores and the selection is often more limited than in other sporting goods retailers. We believe that this limited selection particularly with well-known brand names, combined with the reduced service levels typical of a mass merchandiser, limit their ability to meet the needs of sporting goods customers.

       Catalogue and lnternet-Based Retailers. We believe that the relationships that we have developed with our suppliers and customers through our retail stores provide us with a significant advantage over catalogue-based and Internet-only retailers. These retailers sell a full line of sporting goods through the use of catalogues and/or the Internet.

GOVERNMENTAL REGULATION

       We must comply with federal, state and local regulations, including the federal Brady Handgun Violence Prevention Act, which require us, as a federal firearms licensee, to perform a pre-sale background check of purchasers of hunting rifles. We perform this background check using either the FBI-managed National Instant Criminal Background Check System, or NICS, or a state government-managed system that relies on NICS and any additional information collected by the state. These background check systems confirm that a sale can be made, deny the sale, or require that the sale be delayed for further review and provide us with a transaction number for the proposed sale. We are required to record the transaction number on Form 4473 of the Bureau of Alcohol, Tobacco and Firearms and retain a copy for our records for 20 years for auditing purposes for each approved, denied or delayed sale. After all of these procedures are complete, we finalize the sale by transferring the product.

       In addition, many of our imported products are subject to existing or potential duties, tariffs or quotas that may limit the quantity of products that we may import into the U.S. and other countries or impact the cost of such products. To date, we have not been restricted by quotas in the operation of our business and customs duties have not comprised a material portion of the total cost of our products.

PROPRIETARY RIGHTS

       Each of "Dick's," "Northeast Outfitters," "PowerBolt," "Fitness Gear" and "Stone Hill" has been registered as a service mark or trademark with the United States Patent and Trademark Office. In addition, we have numerous pending applications for trademarks. We have entered into licensing agreements for names which we do not own which provide for exclusive rights to use names such as "Walter Hagen" and "Field & Stream" for specified product categories. The earliest any of our key licenses for these branded products expires, including extensions, is 2006. These licenses contain customary termination provisions at the option of the licensor including, in some cases, termination upon our failure to sell a minimum volume of branded products covered by the license.

EMPLOYEES


       As of August 3, 2002, we employed approximately 9,000 employees, approximately 3,900 of whom were employed full-time. We also employ additional personnel during peak selling periods. We consider our relationships with our employees to be good. None of our employees is covered by collective bargaining agreements.


PROPERTIES

       Our corporate headquarters are located at 200 Industry Drive, RIDC Park West, Pittsburgh, PA 15275, where we lease approximately 66,000 square feet of office space. Our lease of this building is for a term of 20 years through June 2019 with two options for extension of five years each. At the end of the initial or any renewal term, we have the option to purchase the property. We also sublease approximately 26,000 square feet of additional office space in Pittsburgh. This sublease expires in October 2003, with an option to extend to February 2004. We are currently exploring alternatives which would allow us to consolidate these office facilities into one facility.

       We also currently lease a 388,000 square foot distribution center in Smithton, Pennsylvania. The term of this lease expires in November 2019. We also lease a 75,000 square foot return center in Conklin, New York, which is utilized for freight consolidation and the handling of damaged and defective merchandise. The term of this lease expires in October 2009.

       We believe that our current facilities are adequate for our current operations and contemplated growth.


       We lease all of our stores. Initial lease terms are generally for 15 years, and most leases contain multiple five-year renewal options and rent escalation provisions. We believe that our leases, when entered into, were at market rate rents. We generally select a new store site six to 12 months before its opening. Our stores are primarily in shopping centers in regional shopping areas, as well as in free-standing locations. We currently have 15 signed leases for planned stores in fiscal 2002, nine of which we have already opened, and ten signed leases for the 15 to 20 stores planned for fiscal 2003.



       The store list below represents the stores we operated as of August 3, 2002:



STATE                        # OF STORES
-----                        -----------
Alabama....................        2
Connecticut................        2
Delaware...................        2
Georgia....................        1
Iowa.......................        1
Illinois...................        2
Indiana....................        4
Kansas.....................        3
Kentucky...................        4
Massachusetts..............        2
Maryland...................        6
Michigan...................        7
Missouri...................        4



STATE                        # OF STORES
-----                        -----------
North Carolina.............       13
New Jersey.................        6
New York...................       20
Ohio.......................       20
Pennsylvania...............       22
South Carolina.............        2
Tennessee..................        2
Virginia...................        4
Vermont....................        1
Wisconsin..................        3
West Virginia..............        1
                                 ---
  Total....................      134


LEGAL PROCEEDINGS

       Various claims and lawsuits arising in the normal course of business are pending against us. The subject matter of these proceedings primarily include commercial disputes and employment issues. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

                                   MANAGEMENT

Executive Officers and Directors


NAME                              AGE                             POSITION
----                              ---                             --------
Edward W. Stack.................  47    Chairman and Chief Executive Officer and Director
William J. Colombo..............  47    President and Chief Operating Officer and Director
Michael F. Hines................  46    Chief Administrative Officer and Chief Financial Officer
Gary M. Sterling................  49    Senior Vice President, Merchandising, Planning and Allocation
David I. Fuente.................  56    Director
Walter Rossi....................  60    Director
Lawrence J. Schorr..............  48    Director
Steven E. Lebow.................  48    Director


Other Key Employees

NAME                              AGE                             POSITION
----                              ---                             --------
Raymond M. Albers...............  60    Senior Vice President -- Chief Information Officer
Walter E. Archie................  54    Vice President -- New Product Development
Jeffrey R. Hennion..............  35    Vice President -- Finance and Treasurer
John M. Page....................  43    Vice President, General Merchandise Manager -- Hardlines
Joseph J. Queri, Jr. ...........  44    Senior Vice President -- Real Estate
Joseph H. Schmidt...............  43    Vice President -- Store Operations and Construction
Gregory Tye.....................  42    Vice President -- Distribution
Lynn S. Uram....................  40    Senior Vice President -- Human Resources
Michael S. Wilkes...............  48    Vice President, General Merchandise Manager -- Apparel and
                                        Footwear

Executive Officers and Directors

       EDWARD W. STACK has served as our Chairman and Chief Executive Officer since 1984 when the founder and Edward Stack's father, Richard "Dick" Stack, retired from our then two store chain. Mr. Edward Stack has served us full time since 1977 in a variety of positions, including President, Store Manager and Merchandise Manager.

       WILLIAM J. COLOMBO became our President and a board member in 2002 in addition to being Chief Operating Officer. From late in 1998 to 2001, Mr. Colombo served as President of dsports.com LLC, our internet commerce subsidiary. Mr. Colombo served as Chief Operating Officer and an Executive Vice President from 1995 to 1998. Mr. Colombo joined us in 1988. From 1977 to 1988, he held various field and corporate management positions with J.C. Penney Company, Inc. (a retailing company).

       MICHAEL F. HINES became our Chief Administrative Officer, in addition to being the Chief Financial Officer, in 2001. Mr. Hines joined us in 1995 as the Chief Financial Officer. From 1990 to 1995, Mr. Hines was employed by Staples, Inc. (an office supply retailer), most recently as Vice President of Finance. Prior to that, Mr. Hines spent 12 years in public accounting, the last eight years with Deloitte and Touche LLP.

       GARY M. STERLING became our Senior Vice President, Merchandising, Planning and Allocation in 2001. Mr. Sterling served as Senior Vice
President -- Merchandising from 1999 to 2000 and as our Senior Vice
President -- Merchandising and Product Development for the remainder of 2000 and in the beginning of 2001. Mr. Sterling joined us in 1996 as Vice President, General Merchandise Manager-Hardlines. From 1986 to 1996 Mr. Sterling was employed by Venture Stores, Inc. (a chain of discount department stores and formerly a subsidiary of the May Department Store Company) most recently as Senior Vice President, General Merchandise Manager.

       DAVID I. FUENTE has served on the Board since 1993. Mr. Fuente is currently a member of the board of Office Depot, Inc. (an office supply retailer) and was Chairman of Office Depot from 1987 to 2001 and its Chief Executive Officer from 1987 to 2000. He currently serves as a director for Ryder System, Inc. (a truck leasing and logistics company).

       WALTER ROSSI has served on the Board since 1993. Since 2000 Mr. Rossi has been the Chairman and Chief Executive Officer of Naartjie Custom Kids, Inc. (a children's apparel retailer). Mr. Rossi formerly served as Chief Executive Officer of Home Express (a retailer of home furnishings), Chairman of the Retail Group at Phillips-Van Heusen Corporation (a clothing manufacturing and retailing company) and Chairman and Chief Executive Officer of Mervyn's (a department store chain). Mr. Rossi also serves on the Board of Greenbacks, Inc (a deep discount retailer).

       LAWRENCE J. SCHORR has served on the Board since 1985. Mr. Schorr currently serves as Chief Executive Officer of Empire Plastics, Inc. (a privately owned plastics manufacturing company) and as co-managing partner of the law firm of Levene, Gouldin and Thompson LLP. Mr. Schorr has held both of these positions for the last five years. He previously was President of RRT-Recycle America, a subsidiary of WMX Technologies, Inc. He formerly served in the same position for Resource Recycling Technologies, Inc. (a solid waste material management company). Prior to that he served as a partner in the law firm of Levene, Gouldin and Thompson LLP.

       STEVEN E. LEBOW has served on the Board since 1999 and has had observer status on the Board since 1993. Mr. Lebow is currently the Managing Partner and co-founder of GRP Partners (a venture capital firm). Prior to joining GRP Partners, Mr. Lebow spent 21 years at Donaldson, Lufkin & Jenrette (an investment banking firm) in a variety of positions, most recently as Chairman of Global Retail Partners, and as a Managing Director and head of the Retail Group within the Investment Banking Division. Mr. Lebow also serves on the boards of several private companies.

Other Key Employees

       RAYMOND M. ALBERS joined us in 1996 as our Chief Information Officer. From 1989 to 1996, Mr. Albers served as Vice President -- Chief Information Officer of Circuit City Stores, Inc. From 1980 to 1989 he was with Target Stores, a division of Dayton Hudson Corporation, most recently as Vice
President -- Information Systems. Prior to joining Target Stores, Mr. Albers held various positions with Federated Department Stores, Inc. and May Department Stores Company. Mr. Albers plans to retire at the end of the current fiscal year.

       WALTER E. ARCHIE joined us in 2000 as Vice President -- New Product Development. From 1997 to 2000, Mr. Archie was the Managing Director of L.L. Bean, Inc., Hong Kong. Mr. Archie served as Vice President, Product Development/Sourcing for Woolworth Overseas Corporation in Hong Kong. From 1990 to 1994 he served Claire's Boutique, Inc., most recently as Managing Director of Claire's Stores International, Inc. in Hong Kong.

       JEFFREY R. HENNION became our Vice President -- Finance and Treasurer in 2002. He started with us in 2000 as Vice President-Treasurer. Prior to joining us, Mr. Hennion served Alcoa, Inc. (Aluminum Company of America) from 1989 to 2000 in various treasury and finance related functions, most recently as Assistant Treasurer and as Director -- Investor Relations.

       JOHN M. PAGE became our Vice President, General Merchandise
Manager -- Hardlines in 1999. Mr. Page joined us in 1996 as Divisional Merchandise Manager -- Hardlines. Prior to joining us, Mr. Page served Sports and Recreation (Jumbo Sports) for over 14 years, most recently as Vice President of Purchasing.

       JOSEPH J. QUERI, JR. became our Senior Vice President -- Real Estate in 1999. Mr. Queri joined us in 1993 as Vice President of Real Estate. Prior to joining us, Mr. Queri served with the Widewaters Group, an affiliate of Pyramid Company from 1987 to 1992, where he was in charge of leasing operations.

       JOSEPH H. SCHMIDT became our Vice President -- Store Operations and Construction in 2001. Mr. Schmidt previously served as our Regional Vice President Store Operations from 2000 to 2001. Mr. Schmidt joined us in 1990 and has held various positions in store operations. From 1981 to 1990, he held various positions in store operation for Ames Department Stores, Inc.

       GREGORY TYE joined us in 1999 as Vice President -- Distribution. From 1993 to 1999, Mr. Tye held various distribution related positions with divisions of May Department Stores Company, most recently serving as Vice
President -- Distribution for the Famous Barr division.

       LYNN S. URAM became our Senior Vice President -- Human Resources in 2002. Ms. Uram previously served as Vice President Human Resources since 1999 and from 1996 to 1999 served as Director -- Human Resources. Ms. Uram joined us in 1994 as Corporate Human Resource Manager. Ms. Uram was employed by The Joseph Horne Company (formerly a Pittsburgh based department store chain) as Director, Compensation/ Benefits from 1993 to 1994. Ms. Uram was employed by Valassis Communications, Inc. from 1986 to 1993.

       MICHAEL S. WILKES joined us in 2000 as Vice President General Merchandise Manager -- Apparel and Footwear. Mr. Wilkes served Payless Shoesource, Inc. from 1986 to 2000, most recently as Senior Vice President Men's General Merchandise Manager.

CLASSES OF DIRECTORS

       The Board is divided into three classes, each containing as nearly as possible an equal number of directors. The terms of Messrs. Fuente and Colombo expire in 2003, the terms of Messrs. Rossi and Lebow expire in 2004 and the terms of Messrs. Schorr and Stack expire in 2005. A classified board of directors may have the effect of deterring or delaying any attempt by any person or group to obtain control of us by a proxy content since such third party would be required to have its nominees elected at two separate annual meetings of the board of directors in order to elect a majority of the members of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

       The board of directors has established an audit committee, a compensation committee and a corporate governance committee.

       Mr. Schorr, Rossi and Lebow are members of the audit committee. We intend, prior to the consummation of this offering, to adopt an audit committee charter, under which the audit committee will review with management our internal financial controls, accounting procedures and reports. The audit committee also would review the engagement of our independent auditors, make recommendations to the board of directors regarding the selection of independent auditors and review the scope, fees and results of any audit.

       Messrs. Fuente and Schorr comprise the compensation committee. The compensation committee will administer all of our salary and incentive compensation policies. The compensation committee also will administer our stock option and stock purchase plans and establish the terms and conditions of all stock option grants.

CORPORATE GOVERNANCE COMMITTEE

       Upon the completion of this offering, we intend to establish a corporate governance committee of the board of directors. We intend that this committee will provide oversight and guidance to the board of directors to ensure that the membership, structure, policies and processes of the board and its committees facilitate the effective exercise of the board's role in our governance. We intend that the committee would review and evaluate the policies and practices with respect to the size, composition and functioning of the board, evaluate the qualifications of and recommend to the full board candidates for election as directors, and review and recommend to the full board the compensation and benefits for non-employee Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

       Our compensation committee currently consists of Messrs. Fuente and Schorr. Neither Mr. Fuente nor Mr. Schorr has ever been an officer or employee of ours or any of our subsidiaries. None of our executive officers serve or have served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee. Our compensation committee customarily has met and discussed matters relating to the compensation of our employees and key officers. Generally, the compensation committee has made recommendations to our full board of directors in order for the full board to take formal action on these matters. Messrs. Fuente and Schorr each participated in our fiscal 2001 repurchase of common stock from the former holders of our preferred stock that was converted into common stock in connection with that repurchase. Additionally, along with the other non-management directors, Messrs. Fuente and Schorr each will receive option grants exercisable for 50,000 shares of our common stock at the consummation of this offering at a price equal to the initial offering price to the public. For a more detailed description of these matters, see "Related Party Transactions."

DIRECTOR COMPENSATION

       Beginning in fiscal 2001, non-employee directors are compensated by means of an annual retainer of $20,000 plus $7,500 per meeting both paid in cash. There are generally four Board meetings per year. Prior to fiscal 2001, non-employee directors received no cash compensation. Instead, there was an initial stock option grant of 10,000 shares and annual stock option grants of 5,000 shares. In the future, we intend to compensate our non-employee directors in an amount consistent with amounts paid by comparable public companies. Additionally, members of our Board of Directors are reimbursed for their expenses incurred in connection with attending any meeting.


       We intend to issue, immediately prior to the offering, options to purchase 50,000 shares of common stock to each of our non-employee directors, David I. Fuente, Walter Rossi, Lawrence J. Schorr and Steven E. Lebow, and options to purchase 100,000 shares of common stock to each of William J. Colombo and Michael F. Hines. The options granted to the directors will vest ratably over a four year period beginning on the first anniversary of the date of grant. All options granted to Messrs. Colombo and Hines will vest on the fourth anniversary of the date of grant. All of the above options will be granted at the initial offering price to the public of the shares of common stock sold under this prospectus. Additional grants are being made to Edward W. Stack. The terms of these grants are described in this prospectus at "Management -- Severance and Employment Arrangements." The grants of these options are being made in consideration for services to be rendered to us.


EXECUTIVE COMPENSATION

       The following table sets forth information concerning the compensation earned by our chief executive officer and our other executive officers for services rendered in all capacities to us in fiscal 2001.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                  COMPENSATION
                                                                               -------------------
                                     ANNUAL COMPENSATION                           SECURITIES
                                    ---------------------     OTHER ANNUAL         UNDERLYING           ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR    SALARY    BONUS (1)    COMPENSATION (2)   OPTIONS/SARS (#)(3)   COMPENSATION (4)
---------------------------  ----   --------   ----------   ----------------   -------------------   ----------------
Edward W. Stack, Chairman
  and Chief Executive
  Officer.................   2001   $400,000   $1,200,000       $11,797                --                $12,917(5)
William J. Colombo,
  President and Chief
  Operating Officer.......   2001   $393,769   $  595,327       $   746                --                $ 8,496(5)
Michael F. Hines, Chief
  Administrative Officer
  and Chief Financial
  Officer.................   2001   $393,769   $  585,484       $    --                --                $ 3,906
Gary M. Sterling, Senior
  Vice President,
  Merchandising, Planning
  and Allocation..........   2001   $299,192   $  149,596       $    --                --                $ 3,759

---------------

(1) Bonus awards shown in this column were earned under our bonus program during and based on our performance in fiscal year 2001 but were not paid until fiscal year 2002.

(2) Amount shown is the tax payment related to stock option compensation. The amounts do not include the value of perquisites and other personal benefits because they do not exceed the lesser of $50,000 or 10% of any such officer's total annual salary and bonus.

(3) Does not include the extension of our existing option award to Mr. Colombo described in "Related Party Transactions."

(4) "All Other Compensation" consists of our matching contributions under our 401(k) Plan and life insurance premiums.

(5) Includes $9,000 and $4,590 of insurance premiums paid in fiscal 2001 by us on life insurance policies for the benefit of Messrs. Stack and Colombo, respectively. The beneficiaries under the policies, upon the executive's death, are the executive's respective spouses.

STOCK OPTION INFORMATION

       We did not make any grants of stock options during fiscal 2001 to our executive officers named in the Summary Compensation Table. See footnote 3 above in the "Summary Compensation Table" and "Related Party Transactions."

       The following table sets forth information with respect to the number and value of outstanding options held by executive officers named in the Summary Compensation Table at the end of fiscal 2001.

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                             OPTIONS/SARS AT FISCAL             OPTIONS/SARS
                                                                  YEAR END (#)            AT FISCAL YEAR END ($)(2)
                             SHARES ACQUIRED     VALUE     ---------------------------   ---------------------------
           NAME             UPON EXERCISE (1)   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------------   --------   -----------   -------------   -----------   -------------
Edward W. Stack...........      1,239,123(3)    $24,782(4)   166,550        108,450
William J. Colombo........             --            --      194,150         67,850
Michael F. Hines..........             --            --      194,250         67,750
Gary M. Sterling..........             --            --      111,250         66,750

---------------

(1) Represents shares acquired upon the exercise of options.

(2) Based on an assumed initial public offering price of $     per share, minus
    the exercise price, multiplied by the number of shares underlying the options.

(3) Upon the completion of this offering, these shares of common stock will represent shares of Class B common stock.

(4) Amount reflects appreciated value of common stock underlying exercised options. The exercised option expired by its terms in 2002. Because there was no public trading market for our common stock the value of the underlying common stock was based on a third-party appraisal.

STOCK OPTION PLANS

1992 Stock Option Plan


       We have a 1992 stock option plan, under which we have reserved for issuance 4,300,000 shares of common stock. Of this amount, we have outstanding 2,493,045 options as of August 3, 2002, with 1,239,123 options having been exercised. The plan provides for grants of nonqualified stock options to our key employees, officers and directors and grants of incentive stock options to employees. The compensation committee of the board of directors administers and interprets provisions of the plan relating to non-qualified stock options and the incentive committee does the same for provisions relating to incentive stock options.


       The exercise price of common stock underlying an option may be greater, less than or equal to fair market value. However, the exercise price of an incentive stock option must be equal to or greater than the fair market value of a share of common stock on the date such incentive stock option is granted, and the exercise price of an incentive stock option granted to an employee who owns more than 10% of the common stock may not be less than 110% of the fair market value of the underlying shares of common stock on the date of grant.

       If we change the number of shares of common stock without receiving new consideration (such as by stock dividends or stock splits), the aggregate number of shares which may be issued under the plan and the total number of shares remaining subject to purchase under the outstanding options will be changed in proportion to such change in issued shares. The option exercise price per share will also be adjusted accordingly.

       The maximum term of an option granted under the plan is 10 years from the date of grant except that the term of an incentive stock option granted to an employee who owns more than 10% of the common stock may not exceed five years from the date of grant. The compensation committee may accelerate the exercisability of any or all outstanding options in the event of an extraordinary corporate transaction including, but not limited to, a change in control of Dick's, the sale of substantially all the assets of Dick's or a merger of Dick's with or into another entity.

       Under the plan, if an option holder is terminated without cause, the option holder may exercise his or her options within 30 days of termination to the extent the options were exercisable on the date of termination. If the option holder is terminated for cause, the option will be forfeited. Upon the death, retirement or permanent disability of an option holder, the options can be exercised within 90 days of such event to the extent the options were exercisable on the date the event occurred.

       Under the stock option agreements entered into under the plan, if after this offering more than 80% of our common stock outstanding at any time is transferred in a single transaction or series of related transactions to a holder or group of related holders other than the holders of our common stock immediately after this offering, then all options granted become immediately exercisable whether or not they have vested. Under the stock option agreements entered into under the plan, option grants generally vest ratably over a period of four years.

       Upon completion of this offering no additional grants will be made under this plan.

2002 Stock Plan

       We have adopted a new stock plan known as the 2002 Stock Plan. The plan allows for the issuance of up to 4,300,000 shares of our capital stock (either common stock or Class B common stock at the discretion of the administrator of the plan) upon exercise of awards under the 2002 Stock Plan. As of the date of this prospectus, no awards have been granted under our 2002 Stock Plan. We intend to grant options in connection with this offering for 1,235,000 shares of our common stock exerciseable at or above the initial offering price to the public. The following is a description of the material features and provisions of the 2002 Stock Plan.

       Awards. Under the 2002 Stock Plan, we may grant incentive stock options intended to qualify for special tax treatment, non-qualified stock options, incentive bonus awards, performance share awards, performance unit awards, restricted stock awards, restricted unit awards, stock unit awards and stock appreciation rights. Each incentive stock option will expire within 10 years of the original grant date, unless the grantee owns more than 10% of our stock, in which case the incentive stock option will expire within five years of the original grant date. Other awards may be granted for such time periods as determined by the administrator of the plan. Options may not have exercise prices less than the fair market value at the time of grant. If the grantee owns more than 10% of our stock, incentive stock options may not have an exercise price less than 110% of the fair market value at the time of grant. Upon exercise, an option grantee may pay for the shares with cash, other shares, a properly executed exercise notice accompanied by irrevocable instructions to a registered broker to promptly deliver the amount of proceeds necessary to pay the exercise price, or any combination of these methods.

       If a grantee's employment is terminated, the grantee may, within 90 days after termination, exercise his or her option or stock appreciation right to the extent that the grantee was entitled to exercise it on the date of termination. If a grantee is disabled, the grantee may, within 12 months after becoming disabled, exercise his or her option or stock appreciation right to the extent that the grantee was entitled to exercise it on the date of becoming disabled. If a grantee dies, the grantee's estate may, within 12 months of the grantee's death, exercise the grantee's option or stock appreciation right to the extent that the grantee was entitled to exercise it on the date of the grantee's death or to the extent that the award provides for vesting upon death. In each case, the option or stock appreciation right terminates with respect to the shares that had not vested prior to the grantee's termination or disability, or upon death. Other than by will or other transfer on death, options and stock appreciation rights are not transferable.

       Performance share awards, performance unit awards, restricted stock awards, restricted unit awards and stock unit awards shall contain such vesting criteria, restrictions and other terms and conditions as are set forth in the written agreement evidencing such award. Notwithstanding the satisfaction of any performance goals set forth in such award, at the discretion of the administrator of the plan, the number of shares granted, issued or retained under such award may be reduced based on other considerations.

       The administrator may also choose to award an incentive bonus award based on the achievement of one or more goals, all as set forth in a written document containing the terms and conditions of achieving such award. Notwithstanding the satisfaction of any performance goals set forth in such award, at the discretion of the administrator of the plan the award may be reduced based on other considerations.

       Administration. The 2002 Stock Plan may be administered by the full board or any committee appointed by the board to administer the plan. The administrator, whether our board or a committee, will have the authority to determine the fair market value of the common stock for the purposes of making an award, select the eligible persons to whom awards may be granted, grant the awards, determine the number of shares to be covered by each award, offer to buy out for cash or shares a granted option or stock appreciation right and determine the form, terms and conditions of any agreement by which any award is made. The administrator may also determine whether any award will be paid in cash rather than stock, whether and to what extent payment of an award may be deferred, whether under certain circumstances to reduce the exercise price of an award and the restrictions applicable to any stock or unit grants or purchase
rights. The 2002 Stock Plan will expire on          , 2012.

       Eligibility. Under the terms of the 2002 Stock Plan, all awards, except incentive stock options and incentive bonus awards may be granted to our employees, non-employee directors and consultants. Incentive stock options and incentive bonus awards may be granted only to our employees. The aggregate fair market value of stock with respect to which incentive stock options are exercisable for the first time by an individual in a year may not exceed $100,000. If this limit is exceeded, the excess will be considered a non-statutory option. Awards for Class B common stock and awards for securities convertible or exchangeable for Class B common stock may only be granted to Edward W. Stack and his relatives.

       Adjustments. If a stock split, reverse stock split, stock dividend, combination, reclassification or other change in corporate structure affecting the number of issued shares of our common stock occurs, then the administrator of the plan can make equitable adjustments to the terms of the awards granted under the 2002 Stock Plan. In particular, the administrator can make an equitable adjustment in the number of shares authorized by the plan, the number of shares covered by outstanding awards under the plan and the exercise prices of outstanding awards. The adjustments must be performed in such a way that any incentive stock options granted under the plan will continue to qualify as incentive stock options. The board of directors can amend or terminate this plan any time, although certain amendments require stockholder approval and an amendment or termination cannot adversely affect any rights under an outstanding grant without the grantee's consent.

       Change in Control. The plan administrator has the discretion to, on a change in control, vest and make exercisable any award granted under the plan. If we are acquired by merger or asset sale, the board can authorize that all outstanding awards be assumed or substituted by the successor or the successor's subsidiary or parent. Alternatively, each outstanding option which is not to be assumed or substituted by the successor corporation will immediately become exercisable prior to the merger. In addition, in the event of a proposed dissolution or liquidation, all awards will vest in full prior to such proposed dissolution or liquidation.

EMPLOYEE STOCK PURCHASE PLAN

       Our board of directors has adopted a new employee stock purchase plan to present to our stockholders for approval prior to the completion of this offering. If adopted, our Employee Stock Purchase Plan will provide our employees with an opportunity to purchase our common stock through accumulated payroll deductions and at a discount from fair market value. The total number of shares of common stock with respect to which purchases may be made under the plan will be 500,000, which amount shall be adjusted in the event of a change in the number of outstanding shares of common stock resulting from a stock split or other subdivision or consolidation of shares or other capital adjustment, the payment of stock dividends or distributions, or other change in the number of outstanding shares of common stock affected without receipt of consideration of Dick's in accordance with the terms of the plan. The Employee Stock Purchase Plan will be administered by our compensation committee.

       Eligible employees may purchase shares having a fair market value of up to $25,000 for all purchases ending within the same calendar year under this plan. Our employees will be eligible to participate if they are employees of ours for more than 20 hours per week and customarily work for more than five months in any calendar year and do not own 5% or more of our voting stock. The initial offering period under the plan will commence on the date that the registration statement with respect to this offering is declared effective by the SEC, and will end on December 31, 2002. Subsequent offering periods will be every six months thereafter or as otherwise determined by the compensation committee. The purchase price per share for our common stock under the plan will be equal to the lower of 85% of the fair market value of our common stock on the first or last day of each purchase period. Employees may end their participation under the plan at any time prior to the exercise date of any one purchase period and, generally, such participation will be automatically terminated on termination of employment. In the event we are the surviving corporation in a merger, reorganization or other business combination, the right to purchase shares issued under the plan will be assumed such that they will cover the securities or other property that common stock holders are entitled to pursuant to the terms of the merger. A dissolution or liquidation or a merger or consolidation in which we are not the surviving entity will cause each purchase right then outstanding to terminate. Generally, our board of directors will have the power to amend, modify or terminate the plan at any time, provided previously granted purchase rights of plan participants are not impaired. The plan will terminate on June 30, 2007 unless earlier terminated by our board of directors.

SEVERANCE AND EMPLOYMENT ARRANGEMENTS

       All of our executive officers have executed agreements with us providing them with severance payments upon termination of employment with us under certain circumstances. Upon the termination of employment of an officer under such circumstances we are obligated to pay to that officer an amount equal to the greater of (i) four weeks of pay at the officer's base salary or (ii) one week of pay for every year of employment with the us. The severance payment is payable biweekly over the 12-month period following the officer's termination. No severance payment is payable to the officer if the officer voluntarily terminates employment with us, retires or is terminated due to "cause" (as defined in the agreement), death, or permanent disability.

       We expect to enter into a five year employment agreement with Mr. Stack immediately before the offering. The terms of this agreement will include the grant immediately prior to the offering to Mr. Stack of options to purchase 400,000 shares of our common stock at the public offering price, and the grant on the one year anniversary of the public offering of additional options for 400,000 shares of common stock at a price equal to the greater of 125% of the public offering price or the then market value of our common stock. The options will vest on the fourth anniversary from the date of grant. Mr. Stack will also agree not to compete with us.

                           RELATED PARTY TRANSACTIONS

       Some of our stockholders, some of whom are affiliated with our directors or that own more than 5% of a class of our common stock (after giving effect to the charter amendment and share exchange), have registration rights to register shares of our common stock under the Securities Act. They may request that we register their shares of common stock with the SEC, and, if all conditions under our registration rights agreement are met, we must register their shares. We would be required to bear specified expenses related to those registrations. For a more detailed description, see "Description of Capital Stock--Registration Rights."

       We entered into a stockholders agreement with all of our stockholders in July 2000. Under this agreement, our stockholders agreed to elect to our board of directors two nominees designated by the prior holders of 65% of our preferred stock and four nominees designated by the Stack family. The agreement also included transfer restrictions regarding our common stock, rights of first refusal regarding sales of our common stock, preemptive rights, reporting requirements, and a liquidation preference of $32.8 million for our prior preferred stockholders. The agreement by its terms terminates upon the completion of this offering.

       All of our executive officers are participants in our Long-Term Incentive Plan. The purpose of the plan is to enhance the value of our company by reinforcing the incentives for key employees to achieve long-term performance goals, to link a significant portion of a participant's compensation to the achievement by us of certain performance goals and to attract, motivate and retain key employees. The plan, which commenced on February 3, 2002, sets forth certain metrics and formulas for the granting of awards. No benefits or awards have been made or are accrued under the plan and the plan will terminate upon the consummation of this offering without any awards being granted accrued or made under it.


       Immediately prior to the completion of this offering, Edward W. Stack, our Chairman and Chief Executive Officer, Martin Stack, Stacey Stack, Donna Stack, Kim Myers, Nancy Heichemer, Richard T. Stack and Karin Stack, each of whom is a relative of Edward W. Stack, will collectively exchange 3,604,613 shares of common stock for 3,604,613 shares of Class B Common Stock pursuant to an exchange agreement entered into by and between us and those stockholders. The terms of the Class B common stock are as set forth in this prospectus under the caption "Description of Capital Stock". Kim Myers, the sister of our Chairman and CEO and after the exchange a holder of more than 5% of our Class B common stock, is married to our Director of Reverse Logistics, an employee in our Conklin, New York facility. In addition, in connection with this offering Edward
W. Stack is being reimbursed by us for the $45,000 fee paid by him to the U.S. Federal Trade Commission made in connection with the Hart-Scott-Rodino filing being made by Mr. Stack and us as a result of the exchange.



       We intend to issue, immediately prior to the offering, options to purchase 50,000 shares of common stock to each of our non-employee directors, David I. Fuente, Walter Rossi, Lawrence J. Schorr and Steven E. Lebow, and options to purchase 100,000 shares of common stock to each of William J. Colombo and Michael F. Hines. The options granted to the directors will vest ratably over a four year period beginning on the first anniversary of the date of grant. All options granted to Messrs. Colombo and Hines will vest on the fourth anniversary of the date of grant. All of the above options will be granted at the initial offering price to the public of the shares of common stock sold under this prospectus. Additional grants are being made to Edward W. Stack. The terms of these grants are described in this prospectus at "Management -- Severance and Employment Arrangements." The grants of these options are being made in consideration for services to be rendered to us.



       On May 16, 2001, Edward W. Stack, our Chairman and Chief Executive Officer, issued a promissory note to us in the principal amount of $6,195,615, in connection with his exercise of employee stock options to purchase 1,239,123 shares of our common stock. The largest aggregate amount of indebtedness outstanding under the promissory note since its issuance, excluding accrued interest, and the amount outstanding as of June 19, 2002 was, excluding accrued interest, $6,195,615. The promissory note matures on or before May 16, 2011 unless accelerated by an event of default or Edward W. Stack ceases to be an employee of Dick's Sporting Goods, and bears a simple rate of interest of 5.5% per annum or $340,759 per annum. All accrued interest is payable annually on May 16th of each year on any portion of the note that remains outstanding. If not accelerated or prepaid, the principal under the note is due at maturity. The promissory note may be prepaid, in whole or in part, at any time without premium or penalty. At the time we made the loan to Mr. Stack, we believed based on our knowledge of available loan terms, that the terms were consistent with the terms that we would have received from an unaffiliated third party in an arms-length transaction. While the note is outstanding, the 1,239,123 shares of common stock purchased by the note may not be sold or transferred or subject to any lien. Mr. Stack intends to use the proceeds from shares of common stock sold by him under this prospectus to repay all outstanding principal and interest under this promissory note on the closing of this offering.


       In fiscal 2001, our former preferred stockholders, some of whom are affiliates of ours, elected to convert all outstanding preferred shares to common stock resulting in the conversion of 9,396,612 shares of preferred stock to 10,931,239 shares of our common stock. We repurchased approximately 60% of that common stock from the former preferred stockholders for cash of $44,809,000 and promissory notes totaling $13,751,000 that accrued interest at 7% annually. We repaid in full the promissory notes on September 9, 2001. The converted common stock held by the former preferred stockholders has a preference in the event of liquidation, merger, or sale of the Company equal to $32,800,000 in total. That preference will terminate upon the consummation of this offering, when the stockholders' agreement terminates.


       Edward W. Stack, Steven E. Lebow, David I. Fuente and Lawrence J. Schorr, each a director, and each of Vulcan Ventures, Fourcar, B.V., Oak Investment Partners V, Limited Partnership and its affiliates, Crosslink Capital, Inc. and its affiliates, DLJ Capital Corporation and its affiliates and Bessemer Venture Partners III L.P. and its affiliates, being the holders of more than 5% of a class of our common stock (after giving effect to the charter amendment and share exchange), received shares of common stock as a result of the conversion of our preferred stock. Each such director and greater than 5% stockholder, after such conversion, had shares of their common stock repurchased by us, at the same price and on the same terms as the other stockholders who converted shares of preferred stock into common stock and sold shares of common stock to the Company at such time. In that transaction these stockholders received for the common stock repurchased the following: Mr. Stack $359,579.60; Mr. Lebow $307,577.52; Mr. Fuente $106,210.77; Mr. Schorr $36,457.98; Vulcan Ventures
$14,425,207.42; Fourcar, B.V. $10,443,439.46; Oak Investment V, Limited
Partnership and Oak V Affiliates Fund, Limited Partnership $4,912,348.66; DLJ Capital Corp., DLJ First ESC L.L.C., Sprout Growth L.P. and Sprout Growth, Ltd. $3,477,596.40; Crosslink Crossover Fund IIA, L.P., Crosslink Crossover Fund II, L.P., Crosslink Omega Ventures II Cayman, L.P. and Crosslink Omega Ventures II, L.P. $3,715,094.25; and Bessemer Venture Partners L.P. $5,749,740.85. These amounts were paid partially in cash and partially in the form of the above-referenced $13,751,000 7% promissory notes.


       In fiscal 2001, we extended the maturity date of an incentive stock option for 78,397 shares of our common stock which was originally granted to our President, William J. Colombo, in 1992. This extension was made as part of an extension in maturity made to other options granted to other employees. This option, which would have expired in 2002, was extended for an additional 10 years from the original expiration date. As a result of the extension, the option became a non-qualified stock option. As a result of the extension, Mr. Colombo owed $746 in federal income tax, which was paid by us on his behalf.


       We owe the estate of Richard ("Dick") Stack, our founder and father of Edward W. Stack, a balance of $548,000 as of February 2, 2002. The obligation represents the remaining balance on a $1,251,000 (the largest aggregate amount of indebtedness outstanding under the promissory note) in principal amount loan granted to us in 1986 and is payable at an annual interest rate of 12% in monthly installments of approximately $14,000 through May 1, 2006. The loan, which is subordinated to all of our senior indebtedness, may be prepaid, in whole or in part, at any time without premium or penalty. The loan may be accelerated upon an event of default, including default on any payment on the loan for a period of 15 days after notice, default in the observance of any other covenant, condition or agreement for a period of 30 days, the acceleration of our other indebtedness or our inability to pay our debts as they become due. At the time the loan was granted to us, we believed the terms were consistent with the terms that we would have received from an unaffiliated third party in an arms-length transaction.



       We also lease two locations from Dick Stack's estate, one of which continues to operate as one of our stores and the second of which has been subleased to a third party. Our total monthly lease payments for the two locations is $20,000. We paid $120,000, $240,000, $240,000 and $240,000 under these leases in the 26 weeks ended August 3, 2002 and fiscal years 2001, 2000 and 1999, respectively. The amount we are paying per square foot under these leases is comparable to the amounts we agreed to pay to unaffiliated third parties for other new leases that were entered into around the same time period.


       We entered into an agreement with Edward W. Stack and Richard T. Stack, dated November 12, 1992, which gives Edward W. Stack the option to purchase up to 145,000 shares of common stock held by Richard T. Stack at 75% of the then market value of the stock. The option may be exercised at any time after the initial public offering of our common stock, until November 12, 2002. Richard T. Stack also executed an irrevocable proxy giving Edward W. Stack the right to vote all shares owned (including shares acquired in the future) by Richard T. Stack.

       On November 1, 1999, we entered into a Contribution and Interest Purchase Agreement along with Oak Investment Partners VIII Limited Partnership, and other parties, related to investments made in DSG Holdings LLC, our e-commerce joint venture. Oak Investment Partners VIII Limited Partnership, an affiliate of Oak Investment Partners, a 5% holder of our common stock, contributed $5 million for 130,719 non-voting common interests in DSG Holdings. On November 3, 1999, Oak Investment Partners VIII Limited Partnership transferred its interest to Oak DSG Corp. Subsequently, on May 17, 2000, Oak DSG Corp. and Oak VIII Affiliates Fund Limited Partnership contributed an additional $2.5 million to DSG Holdings in exchange for an additional 2,237,571 non-voting common interests. On October 1, 2000, we purchased all of the outstanding equity interests not already owned by us in DSG Holdings for an aggregate purchase price of $5,000,000. As part of this transaction and included in the $5,000,000 we paid to the other holders of DSG Holdings, was a payment to Oak DSG Corp. and Oak VIII Affiliates Fund, Limited Partnership in the aggregate amount of $1,250,000. This amount was paid in exchange for Oak's equity interest in DSG Holdings. The amount paid to Oak was completed at the same time and on the same terms as the payments to the other holders of equity interests. Oak DSG Corp. and Oak VII Affiliates Fund are affiliates of Oak Investment Partners and its affiliates which will be, upon the completion of the offering, a greater than 5% holder of our common stock. In connection with our purchase of DSG Holdings, all of the former partners in the joint venture released all other partners from any claims, liabilities or other damages that one party may have against the other associated with the joint venture. In April 2001 we decided to discontinue the operations of DSG Holdings.


       Some of our directors, executive officers, security holders that own of record or beneficially more than 5% of a class of our voting securities or members of their immediate family may purchase shares from us in the offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

       The following table sets forth information regarding the beneficial ownership of our common stock and Class B common stock by:

       - our chief executive officer, other executive officers and directors;

       - each selling stockholder;

       - all directors and executive officers as a group; and

       - each person known to us to own beneficially more than 5% of any class of our outstanding shares.

       A person has beneficial ownership of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus. The shares listed in the table below include shares issuable upon the exercise of options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus.

       As of          , 2002, there were          shares of our common stock
outstanding, and after giving effect to our charter amendment and the share
exchange by Edward W. Stack and his relatives, there will be          shares of
common stock and          shares of Class B common stock outstanding. To
calculate a stockholder's percentage of beneficial ownership, we must include in the numerator and denominator those shares underlying options that the stockholder is considered to beneficially own. Shares underlying options held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ.


                                                                                       SHARES BENEFICIALLY
                                                                                           OWNED AFTER
                                                                                             OFFERING
                              SHARES OF COMMON      NUMBER OF    ----------------------------------------------------------------
                             STOCK BENEFICIALLY     SHARES OF
                               OWNED PRIOR TO        COMMON
                                OFFERING (1)       STOCK TO BE           NUMBER                    PERCENT           VOTING POWER
                             -------------------     SOLD IN     -----------------------   -----------------------    AFTER THE
 NAME OF BENEFICIAL OWNER      TOTAL     PERCENT    OFFERING     COMMON STOCK   CLASS B    COMMON STOCK   CLASS B      OFFERING
 ------------------------    ---------   -------   -----------   ------------   --------   ------------   --------   ------------
EXECUTIVE OFFICERS AND
  DIRECTORS
Edward W. Stack............  2,890,007(2)  37.44%
William J. Colombo.........    197,900(3)   2.64
Michael F. Hines...........    198,000(4)   2.65
Gary M. Sterling...........    112,500(5)   1.52
David Fuente...............     48,964(6)      *
Walter Rossi...............     26,250(7)      *
Lawrence J. Schorr.........     28,506(8)      *
Steven Lebow...............     26,523(9)      *
All Executive Officers and
  Directors as a group (8
  persons).................  3,274,150(10)  40.57
FIVE PERCENT HOLDERS
Bessemer Venture Partners
  III L.P..................    355,586(11)   4.88
Fourcar, B.V...............    645,861(12)   8.87
Oak Investment Partners
  affiliated entities......    303,800(13)   4.17
Vulcan Ventures............    892,109(14)  12.25
Nancy Heichemer............    426,347(15)   5.85
Kim Myers..................    370,089(16)   5.08
Richard T. Stack...........    254,500(17)   3.49
Crosslink Capital, Inc.....    214,666(18)   2.95
Sprout Group affiliated
  entities.................    287,129(19)   3.94%

                                                                                       SHARES BENEFICIALLY
                                                                                           OWNED AFTER
                                  SHARES OF                                                  OFFERING
                                COMMON STOCK        NUMBER OF    ----------------------------------------------------------------
                                BENEFICIALLY        SHARES OF
                               OWNED PRIOR TO        COMMON
                                OFFERING (1)       STOCK TO BE           NUMBER                    PERCENT           VOTING POWER
                             -------------------     SOLD IN     -----------------------   -----------------------    AFTER THE
 NAME OF BENEFICIAL OWNER      TOTAL     PERCENT    OFFERING     COMMON STOCK   CLASS B    COMMON STOCK   CLASS B      OFFERING
 ------------------------    ---------   -------   -----------   ------------   --------   ------------   --------   ------------
SELLING STOCKHOLDERS.......

---------------

* Percentage of shares of common stock beneficially owned does not exceed one percent.

 (1) Shares numbers do not reflect the effect of the        for 1 stock split.

 (2) Includes 176,050 shares of common stock issuable upon exercise of options that are presently issuable or will become exercisable within 60 days of the date of this prospectus. Includes 254,500 shares held by Richard T. Stack, over which Edward W. Stack maintains sole voting power. Edward W. Stack also has the right to purchase up to 145,000 of those shares. Mr. Stack's business address is our corporate headquarters at 200 Industry Drive, RIDC Park West, Pittsburgh, PA 15275.

 (3) Includes 197,900 shares of common stock issuable upon exercise of options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus. Mr. Colombo's business address is our corporate headquarters at 200 Industry Drive, RIDC Park West, Pittsburgh, PA 15275.

 (4) Includes 198,000 shares of common stock issuable upon exercise of options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus.

 (5) Includes 112,500 shares of common stock issuable upon exercise of options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus.

 (6) Includes 42,395 shares of common stock issuable upon exercise of options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus.

 (7) Includes 26,250 shares of common stock issuable upon exercise of options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus.

 (8) Includes 26,250 shares of common stock issuable upon exercise of options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus.

 (9) Includes 7,500 shares of common stock issuable upon exercise of options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus. Mr. Lebow acts as trustee for two trusts which are the record holders of 7,044 shares of common stock in the aggregate.

(10) Includes 786,845 shares of common stock issuable upon exercise of options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus.

(11) To the best of our knowledge, does not include shares held by the following persons related to Bessemer Venture Partners III L.P. as to which Bessemer Venture Partners III L.P. does not possess voting or investment control:
     Michael I. Barach (2,294), Brimstone Island Co. L.P. (5,741), BVP III Special Situations L.P. (1,149), Neil H. Brownstein (2,430), Robert Buescher (740), William T. Burgin (6,538), Samantha Chen (137), David Cowan
     (112), Richard Davis (610), Rachel Erickson (195), Christopher Gabrieli (4,164), Gabrieli Family Foundation (906), Hardymon Family Limited Partnership (2,795), H. Joseph Horowitz (3,247), Gautam Prakash (149), John
     K. Rodakis (42), Thomas F. Ruhm (171), Robi Soni (84) and Ward W. Woods, Jr. (1,352). Bessemer's address is 1400 Old Country Road, Suite 109, Westburg, NY 11590.
(12) Fourcar's address is Coolsingel 139, 3012 AG Rotterdam, The Netherlands.

(13) Includes 297,117 shares held by Oak Investment Partners V, Limited Partnership and 6,683 shares held by Oak V Affiliates Fund, Limited Partnership. Oak Investments' address is 4550 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402.

(14) Vulcan Ventures' address is c/o Vulcan, Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, WA 98104.

(15) Ms. Heichemer's mailing address is c/o Edward W. Stack, Dick's Sporting Goods, Inc., 200 Industry Drive, RIDC Park West, Pittsburgh, PA 15275.

(16) Ms. Myers' mailing address is c/o Edward W. Stack, Dick's Sporting Goods, Inc., 200 Industry Drive, RIDC Park West, Pittsburgh, PA 15275.

(17) Edward W. Stack maintains sole voting power with respect to these shares. Additionally, Richard T. Stack has granted Edward W. Stack the option to purchase up to 145,000 of these shares. Mr. Richard T. Stack's mailing address is c/o Edward W. Stack, Dick's Sporting Goods, Inc., 200 Industry Drive, RIDC Park West, Pittsburgh, PA 15275.


(18) Includes 22,475 shares held by Crosslink Crossover Fund IIA, L.P., 76,160 shares held by Crosslink Crossover Fund II, L.P., 23,799 held by Crosslink Omega Ventures II Cayman, L.P., and 92,232 held by Crosslink Omega Ventures II, L.P. for which Crosslink Capital, Inc. maintains voting control. Their address is Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.


(19) Includes 40,344 shares held by DLJ Capital Corp., 70,768 shares held by DLJ First ESC L.L.C., 89,829 shares held by Sprout Growth L.P., 14,439 shares held by Sprout Growth, Ltd. and 71,749 shares held by the following persons for which, to the best of our knowledge, affiliates of these entities possess voting and investment control: Gary B. Appel (837), Nicole Sinek Arnaboldi and Leo P. Arnaboldi, as JTWROS (3,978), David Blatte (2,010), Joel Cohen (3,350), John G. Danhakl (1,676), Vincent DeGiaimo (1,676), Steven J. Dietz (590), Michael K. Hooks (1,173), Mark K. Lanigan (2,803), Kenneth D. Moelis (5,895), Herald L. Ritch (14,625), Susan Schnabel (3,621), James T. Sington (2,803), Charles O. Svenson (1,676), R. Scott Turicchi (5,895), Warren C. Woo (837), David L. Dennis (6,972), Scott M. Honour (916) and Frederick C. Lane (10,416), but does not include the 6,810 shares held by Richard E. Kroon an officer of an entity affiliated with the Sprout Group. Mr. Kroon disclaims beneficial ownership of all securities held by the Sprout Group, except to the extent of his equity interest in such Sprout Group entities. Their address is 277 Park Avenue, 21st Floor, New York, NY 10172.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

       Our present certificate of incorporation provides for 14,502,004 shares of common stock, par value $.01 per share, and 3,120,159 shares of preferred stock, par value $.01 per share. As part of a recapitalization to occur immediately prior to the completion of this offering:

       - our current certificate of incorporation will be amended and restated
         to authorize the issuance of up to      ,000,000 shares of common
         stock, par value $.01 per share,      ,000,000 shares of Class B common
         stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share, the rights and preferences of which may be established from time to time by our board of directors;

       - our existing, pre-offering common stock will be split -for-l; and

       - Edward W. Stack and his relatives will exchange their shares of common stock for shares of Class B common stock.

       Edward W. Stack and his relatives consist of our Chairman and Chief Executive Officer, Edward W. Stack, along with Martin Stack, Donna Stack, Kim Myers, Nancy Heichemer, Richard T. Stack and their spouses. We refer to this group of individuals as the Stack Family. References in this section to "common stock" generally refer to our common stock, par value $.01 per share, references to "Class B common stock" refer to our Class B common stock, par value $.01 per share and references to "classes of our common stock" refer to all classes of common stock issuable under our amended and restated certificate of incorporation.

COMMON STOCK

       Voting Rights. We have an existing class of common stock, each share of which entitles the holder to one vote per share. In addition to this existing class, we are creating Class B common stock in our new amended and restated certificate of incorporation. Holders of our common stock and Class B common stock have identical rights, except that holders of the common stock are entitled to one vote for each share held of record and holders of Class B common stock are entitled to 10 votes for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Stockholders do not have cumulative voting rights. Holders of common stock and Class B common stock (or, if any holders of shares of preferred stock are entitled to vote together with the holders of the common stock and Class B common stock, as a single class with such holders of shares of preferred stock) vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by Delaware law.

       Removal of Directors. If any shares of Class B common stock are outstanding, directors elected by the common stockholders may be removed with or without cause by the affirmative vote of the holders of shares of our capital stock representing the majority of the votes entitled to be cast at a meeting of the stockholders to elect directors. The right to remove directors without cause expires if there are no shares of Class B common stock outstanding.

       Action by Written Consent. If any shares of Class B common stock are outstanding, any action that can be taken at a meeting of our stockholders may be taken by written consent in lieu of the meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit the holders of our Class B common stock to take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires if there are no shares of Class B common stock outstanding.

       Conversion. Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of common stock. Each share of Class B common stock shall convert automatically into one share of common stock upon any transfer of beneficial ownership to any persons other than to the following:

       - the Stack Family and the estate, guardian, conservator or committee for any member of the Stack Family;

       - any descendant of any member of the Stack Family (which we call a "Stack Descendant") and their respective estates, guardians, conservators or committees;

       - any Stack Family Controlled Entity; and

       - any trustees, in their respective capacities as such, of any Stack Family Controlled Trust.

       A Stack Family Controlled Entity is (i) any not-for-profit corporation if at least a majority of its board of directors is composed of Stack Family members and/or Stack Descendants; (ii) any other corporation if at least 80% of the value of its outstanding equity is owned by Stack Family members and/or Stack Descendants; (iii) any partnership if at least 80% of the value of its partnership interests are owned by Stack Family members and/or Stack Descendants; and (iv) any limited liability or similar company if at least 80% of the value of the company is owned by Stack Family members and/or Stack Descendants. A Stack Family Controlled Trust is any trust the primary beneficiaries of which are members of the Stack Family, Stack Descendants, spouses of Stack Descendants and their respective estates, guardians, conservators or committees and/or charitable organizations which if the trust is a wholly charitable trust, at least 80% of the trustees of such trust consist of Stack Family members and/or Stack Descendants.

       Each share of Class B common stock also converts automatically into one share of common stock if (i) a person ceases to be any of the specified persons listed above, other than upon the pledge of such person's shares of Class B common stock to a financial institution or (ii) on the record date for any meeting of our stockholders, the aggregate number of shares of Class B common stock beneficially owned by the Stack Family, Stack Descendants, Stack Family Controlled Entities and Stack Family Controlled Trusts is less than 1,000,000 shares of Class B common stock (appropriately adjusted for any future stock splits, dividends, reclassifications, recapitalizations, reverse stock splits or other similar transactions). If any shares of common stock require registration with or approval of any governmental authority under any federal or state law before such shares of common stock may be issued upon conversion, we must cause such shares to be registered or approved, as the case may be, and use our best efforts to list the shares to be delivered upon conversion prior to such delivery upon each national securities exchange upon which the outstanding common stock is listed at the time of such delivery. Once the shares of the Class B common stock are converted into shares of common stock, the number of shares classified as Class B common stock will be reduced and may not be reissued and the number of common stock shall be increased on a one-for-one basis.

       Restrictions on Additional Issuances and Transfer. No additional shares of Class B common stock or any securities exchangeable or exercisable into shares of Class B common stock may be issued or sold by us except (i) pursuant to stock options or awards made under the 2002 stock option plan or any other plan adopted by the board of directors to provide additional incentives to our employees and non-employee directors (no such awards or options are outstanding as of the date of this prospectus); or (ii) in connection with a stock split or stock dividend or distribution on the Class B common stock in which the common stock is similarly split or receives a similar dividend or distribution. The Class B common stock does not have any restrictions on transfer, except as imposed by the federal securities laws and upon execution of lock-up agreements. The Class B common stock is not being registered under the federal securities laws in this offering and we have no plans to do so in the future.

       Dividends. Except as limited by any preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock and Class B common stock are entitled to receive ratably dividends or distributions, if any, as may be declared by the board of directors out of legally available funds. We may not pay dividends or make distributions to any class of common stock unless we simultaneously make the same dividend or distribution to each outstanding share of common stock regardless of class. In the case of dividends or distributions payable in common stock or Class B common stock, including stock splits or divisions, only shares of common stock will be distributed with respect to common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. Holders of the common stock and Class B common stock are entitled to receive dividends at the same rate.

       Merger and Reclassification. If we enter into any consolidation, merger, combination or other transaction in which shares of each class of common stock are exchanged for or changed into other stock or securities, cash and/or any other property, then the shares of each class of common stock will be exchanged for, or changed into either (i) the same amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of common stock is exchanged or changed, unless the shares of common stock are exchanged for, or changed into, shares of capital stock, in which case, the shares exchanged for, or changed into, may differ, but only to the extent that the common stock and the Class B common stock differ as provided in our new certificate of incorporation; or (ii) if holders of each class of common stock are to receive different distributions of stock, securities, cash and/or any other property, then an amount of stock, securities, cash and/or property having a value equal to the value per share of any other class of our common stock that was exchanged or changed as determined by an independent investment banking firm of national reputation selected by the board of directors.

       None of the common stock or the Class B common stock may be subdivided or combined in any manner unless the shares of the other class are subdivided or combined in the same proportion.

       Liquidation. In case of a liquidation, dissolution or winding up of Dick's, the holders of common stock and Class B common stock treated as a single class will be entitled to share ratably in the net assets legally available for distribution to stockholders after payment of all of our liabilities and the liquidation preferences of any preferred stock then outstanding.

       Preemptive and Redemption Rights. If we make an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock, other than Class B common stock, to all holders of a class of our common stock, we are required to make an identical offering to all holders of the other class of common stock unless the holders of the other class of common stock, voting as a separate class, determine that such offering need not be made to such class. All such options, rights or warrants offerings must offer the respective holders of the common stock and Class B common stock the right to subscribe at the same rate per share. Holders of common stock and Class B common stock do not have preemptive or subscription rights or conversion rights except as described above. There are no redemption or sinking fund provisions applicable to common stock or Class B common stock.


       Other. All outstanding shares of common stock are, and the shares of common stock sold in this offering when issued and paid for will be, fully paid
and non-assessable. As of          , 2002, assuming the amendment to our
charter, the      -for-1 stock split and the share exchange with the Stack
Family had occurred,      shares of common stock were outstanding and
     shares of Class B common stock were outstanding. As of August 3, 2002, we had 106 stockholders.


       The rights, preferences and privileges of holders of the common stock and Class B common stock may be affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. After the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

       Our board of directors has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. The board of directors may fix the number of shares, designations, preferences, powers and other special rights of the preferred stock. The board of directors cannot create a series of preferred stock which has voting rights of more than one vote per share. The preferences, powers, rights and restrictions of different series of preferred stock may differ. Shares of the preferred stock of any series that have been redeemed or repurchased by us or that, if convertible or exchangeable, have been converted or exchanged in accordance with their terms, will be retired and may be reissued. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting, liquidation and dividend rights, of the holders of common stock. The issuance may also have the effect of delaying, deferring or preventing a change in control of Dick's. We have no plans to issue any preferred stock.

REGISTRATION RIGHTS

       Demand Registration Rights. After the consummation of this offering, all of the holders holding shares of our common stock that formally held preferred stock which was converted into our common stock will be entitled to request us to register these shares of common stock under the Securities Act. Under the terms of our

Second Amended and Restated Registration Rights Agreement entered into between us and these holders, at any time beginning the earlier of within three months after the date the registration statement covering the initial public offering of securities of ours under the Securities Act becomes effective or May 19, 2005, the holders of registrable securities (excluding holders of shares not previously converted from preferred stock) constituting at least 55% of the total shares of registrable securities (excluding those held by holders of shares not previously converted from preferred stock) may request that we register all or any portion of the shares held by such requesting holder or holders, if the reasonably anticipated aggregate price to the public of such sale would exceed $10,000,000 upon which we will use our best efforts to register such shares. In such an event, all remaining holders of these rights (excluding holders of shares not previously converted from preferred stock) are entitled to notice of the registration and have the right to request us, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their registrable shares in the registration as well. We are obligated to register such shares up to a maximum of three times under this agreement.

       To the extent that the managing underwriter is of the opinion that the inclusion of all of the shares requested to be registered under this demand right would adversely affect the marketing of such shares, after any shares to be sold by us have been excluded, shares to be sold by the holders of the registrable securities will be reduced pro rata based on their ownership of such registrable securities.

       Form S-3 Demand Registration Rights. Additionally, stockholders representing at least 25% of the total shares of registrable securities (excluding shares not previously converted from preferred stock) have the right to request us to file a registration statement covering all or any portion of their registrable securities on Form S-3 or any successor thereto. Under the agreement, the holders of registrable shares can request us to register their shares if the proposed public offering price of the shares held by those requesting registration exceeds $500,000 and we are entitled to use Form S-3 or any successor thereto to register such shares, upon which we will use our best efforts to register such shares. These rights are subject to a limit of two registrations in any 12-month period.

       Piggyback Registration Rights. The holders of registrable securities have also been provided piggyback registration rights which apply when we register shares (but not when registration occurs pursuant to a Form S-4, S-8 or other form not available for registering restricted stock for sale to the public).

       Our registration rights agreement also provides that, as it relates to any piggyback registration rights afforded to the former owners of our preferred stock, the number of shares included by any stockholder in an underwritten public offering may be reduced, up to 100% in the case of an initial public offering and not less than 30% of the total offering in the case of a subsequent public offering, if and to the extent the managing underwriter in the offering is of the opinion the inclusion of the selling stockholder shares would adversely affect the marketing of the securities sold by us. Subject to certain exceptions, these reductions in offered shares must first be applied to selling stockholders other than the former owners of our preferred stock, and then on a pro rata basis for any of the former holders of our preferred stock based on their ownership of registrable securities; provided that, an amendment to our registration rights agreement will provide that any reductions to shares offered by parties to the agreement will be made pro rata among all selling stockholders based on the amount of registrable securities requested to be included by such holder, including shares not previously converted from preferred stock.

       Lock-up. This registration rights agreement also provides that in connection with our initial public offering, each holder of registrable securities agrees not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of up to 180 days if all other parties selling the shares of common stock and all members of our board and our officers agree to be similarly restricted. In an amendment to the registration rights agreement, each stockholder will agree to refrain from requesting the registration of their shares of stock prior to the expiration of the 180-day period following the consummation of this offering.

       Termination. The rights of the holders of registrable shares terminate upon the earlier of eight years from the date of the closing of this offering or one year after the closing of this offering with respect to any holder who holds less than two percent of the aggregate registrable securities outstanding if all of that holder's securities may be sold within a three month period under Rule 144 of the Securities Act.

       Expenses. We will pay all expenses, including fees of one counsel selected by holders of registrable securities, incurred by us in connection with the registration of securities, except for underwriting discounts and selling commissions applicable to the sale of registrable securities, which will be paid by the sellers of registrable securities participating in the registration.

       Other. All registration rights of any of our stockholders have either been waived or complied with in connection with this offering.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Our amended and restated certificate of incorporation and amended and restated bylaws provide that our former and current directors and officers and directors and officers of other entities who is or was serving at our request will be, and, at the discretion of the board of directors, non-officer employees and agents may be, indemnified by us, to the extent authorized by Delaware law, against all expenses and liabilities incurred in connection with such service for or on behalf of us, and further permits the advancing of expenses incurred in defense of claims.

LIMITATION OF LIABILITY

       Under the terms of our certificate of incorporation and as permitted by Delaware law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for: (1) a breach of duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) dividend payments or stock repurchases in violation of Delaware law or (4) any transaction in which a director has derived an improper personal benefit. If the Delaware law is amended after our stockholders have approved the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware law, as amended.

       We maintain directors and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under our amended and restated bylaws.

LISTING

       We expect our common stock will be listed on the New York Stock Exchange, subject to official notice of issuance.

ANTI-TAKEOVER PROVISIONS

       As long as shares of the Class B common stock remain outstanding, it would be very difficult to acquire control of us in a merger or other type of transaction if the Class B common stockholders opposed the merger or other type of transaction. Similarly, the common stockholders will not be able to remove or replace the directors.

       Even if the Class B common stock were converted into common stock at a future date, provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to be adopted immediately prior to the closing of this offering could continue to make the following more difficult:

       - the acquisition of us by means of a tender offer;

       - the acquisition of us by means of a proxy contest or otherwise; or

       - the removal of our incumbent officers and directors.

       In the event that none of the shares of Class B common stock are outstanding, these provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

       Classified Board of Directors. Under our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

       Removal of Directors. Under our amended and restated certificate of incorporation and our amended and restated bylaws, if none of the shares of Class B common stock are outstanding, our directors may only be removed for cause.

       Stockholder Meetings. Under our amended and restated bylaws, only the board of directors by resolution adopted by the affirmative vote of a majority of the entire board of directors, the chairman of the board of directors or the chief executive officer may call special meetings of stockholders, other than special meetings of any class of common stock called by the holders of a majority of the shares of such class of common stock with respect to any matter as to which the holders of such class are entitled to vote as a separate class.

       Requirements for Advance Notification of Stockholder Proposals and Director Nominations. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

       No Action by Written Consent. Under our amended and restated certificate of incorporation, if none of the shares of our Class B common stock remains outstanding, stockholders may only take action at an annual or special meeting of stockholders or by the unanimous written consent of all stockholders and may not act by partial written consent.

       No Cumulative Voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

       Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

DGCL SECTION 203

       We have expressly determined not to be governed by Section 203 of the Delaware General Corporation Law.

WARRANTS


       In addition, as of August 3, 2002, there were outstanding warrants to purchase 8,229 shares of common stock, all of which, if exercised prior to this offering, will be converted into shares of common stock upon the completion of this offering. All of the warrants expire by their terms if not exercised before the business day prior to the effective date of this offering.


TRANSFER AGENT

       The transfer agent for our common stock is             .

                        SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. Sales of substantial amounts of our common stock in the public market or a perception that such sales may occur after the lock-up restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

       Upon completion of this offering, we will have          shares of common
stock outstanding and          shares of Class B common stock outstanding as
of          , 2002, and no exercise of outstanding options after this offering.
Of these outstanding shares, the           shares sold in this offering will be
freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, or security holders subject to the lock-up agreements described in "Underwriting." All shares of our common stock outstanding prior to this offering are subject to the lock-up agreements. Beginning 180 days after the date of this prospectus and upon the expiration of the lock-up agreements, not including shares sold to our security holders in the offering,
approximately          additional shares will be available for sale in the
public market, subject in some cases to compliance with the volume and other limitations of Rule 144. The following table shows when the shares will be available for sale in the public market after 180 days from the date of this prospectus.

NUMBER OF SHARES
ELIGIBLE FOR SALE                                    COMMENT
-----------------                                    -------
                           shares will be saleable in compliance with Rule 144 (subject in some cases to volume limitations)
                           shares will be saleable in compliance with Rule 144(k)
                           shares will be saleable in compliance with Rule 701
                           shares subject to vested options will be saleable pursuant to registration on Form S-8
                           shares held for less than one year and will not be saleable in compliance with Rule 144 until such one year holding
                           period has been met

       Beginning 180 days after the date of this prospectus, approximately additional shares underlying the options will become available for sale in the public market.

RULES 144 AND 701

       In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year including the holding period of any prior owner, except an affiliate of Dick's Sporting Goods, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

       - 1% of the number of shares of common stock then outstanding which will
         equal approximately          shares immediately after this offering;
         and

       - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

       Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner, except an affiliate of Dick's Sporting Goods, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

       Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions. Any employee, officer, director or consultant who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this
prospectus before selling such shares. As of          , 2002, the holders of
options exercisable for approximately          shares of our common stock will
be eligible to sell their shares pursuant to Rule 701 or pursuant to registration on Form S-8 upon the expiration of the 180-day lock-up period.

STOCK OPTIONS


       Following the effectiveness of this offering, we will file a registration statement on Form S-8 registering shares of common stock subject to outstanding options and reserved for future issuance under our stock option plan. As of August 3, 2002, options to purchase a total of 2,493,045 shares were outstanding. In addition, a total of 4,800,000 shares are reserved for future issuance under our 2002 Stock Plan and 2002 Employee Stock Purchase Plan. Common stock issued upon exercise of outstanding vested options or issued under our 2002 Employee Stock Purchase Plan, other than common stock issued to affiliates are available for immediate resale in the open market.


WARRANTS


       In addition, as of August 3, 2002, there were outstanding warrants to purchase 8,229 shares of common stock, all of which, if exercised prior to this offering, will be converted into common stock upon the completion of this offering. All of the warrants expire by their terms if not exercised before the business day prior to the effective date of this offering. All of the shares underlying such warrants are subject to lock-up agreements.


       The following table illustrates how many shares of common stock underlying our warrants would be saleable beginning 181 days after the date of this prospectus and the restrictions, if any, upon such resale, assuming that the shares underlying the warrants are not registered by us. The warrants have an exercise price of $.01 per share:

NUMBER OF DAYS AFTER THE      NUMBER OF SHARES OF COMMON STOCK
DATE OF THIS PROSPECTUS            UNDERLYING THE WARRANTS             RESTRICTIONS UPON RESALE
------------------------      --------------------------------         ------------------------
          181                                                        None
          181                                                        Shares are subject to Rule
                                                                     144

       All of these warrants contain a "net exercise" provision permitting the holders to exercise warrants by receiving a net number of shares of common stock equal to the number of shares being exercised less the number of shares of common stock having a value equal to the aggregate exercise price of the warrants based on the then fair market value of the shares. If our warrantholders acquire shares of common stock upon the exercise of a warrant other than through a "net exercise" they will have to hold the shares acquired for at least one year following exercise prior to the sale, unless we register the shares under the Securities Act.

REGISTRATION RIGHTS

       Beginning 180 days after the date of this prospectus, holders of shares of common stock will be entitled to certain demand registration rights for sale in the public market. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, immediately upon the effectiveness of such registration.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

       The following is a general discussion of the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

       - an individual who is a citizen or resident of the United States;

       - a corporation or partnership (or entity classified as a corporation or partnership for such purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States (other than a partnership treated as foreign under United States Treasury regulations);

       - an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

       - a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a "United States person" for such purposes.

       An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income purposes as if they were United States citizens.

       This discussion does not consider:

       - United States state and local or non-United States tax consequences;

       - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership or trust that the United States federal income tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

       - the United States federal income tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

       - special United States federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, United States expatriates, broker-dealers, and traders in securities; or

       - special United States federal income tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

       The following discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, applicable United States Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

       We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we generally will have to withhold a United States federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

       Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, that are attributable to a permanent establishment in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In the event that we pay a dividend that is effectively connected with a non-U.S. holder's U.S. trade business and, if applicable, is attributable to such holder's U.S. permanent establishment, we will not have to withhold United States federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

       In order to claim the benefit of an applicable income tax treaty in respect of dividends, a non-U.S. holder will be required to satisfy applicable certification and other requirements. However,

       - in the case of our common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

       - in the case of our common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the applicable United States Treasury regulations; and

       - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

       A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these United States Treasury regulations and the certification requirements applicable to it.

       A non-U.S. holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

       A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

       - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

       - the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

       - are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

       Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we have not in the past been, we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. The tax relating to stock in a United States real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We have applied to have our common stock listed on the New York Stock Exchange. Our common stock should therefore be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted by brokers or dealers who hold themselves out to buy or sell our common stock at the quoted price.

FEDERAL ESTATE TAX

       Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

       Dividends paid to you may be subject to information reporting and United States backup withholding tax at a rate of 30% (which rate under current law will be periodically reduced to 28% for payments made in 2006 through 2010 after which it will increase to 31%). If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

       The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding tax at a rate of 30% (which rate under current law will be periodically reduced to 28% for payments made in 2006 through 2010 after which it will increase to 31%). If you sell your common stock outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-United States office of a broker that:

       - is a United States person;

       - derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

       - is a "controlled foreign corporation" for United States federal income tax purposes; or

       - is a foreign partnership, if at any time during its tax year:

              - one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

              - the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

       If you receive payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

       You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

                                  UNDERWRITING

       We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Banc of America Securities LLC and William Blair & Company, L.L.C. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

                                                                NUMBER
                                                               OF SHARES
UNDERWRITER                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................
Goldman, Sachs & Co. .......................................
Banc of America Securities LLC..............................
William Blair & Company, L.L.C..............................
                                                               --------
            Total...........................................
                                                               ========

       The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

       We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at
that price less a concession not in excess of $     per share. The underwriters
may allow, and the dealers may reallow, a discount not in excess of $     per
share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

       The following table shows the public offering price, underwriting discount and proceeds before expenses to Dick's Sporting Goods and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                                             WITHOUT      WITH
                                                 PER SHARE    OPTION     OPTION
                                                 ---------   -------     ------
Public offering price..........................     $           $          $
Underwriting discount..........................     $           $          $
Proceeds, before expenses, to Dick's Sporting
  Goods........................................     $           $          $
Proceeds, before expenses, to the selling
  stockholders.................................     $           $          $

       The expenses of the offering, not included the underwriting discount, are
estimated at $          and are payable by Dick's Sporting Goods.

OVER-ALLOTMENT OPTION

       The selling stockholders have granted options to the underwriters to
purchase up to          additional shares at the public offering price less the
underwriting discount. The underwriters may exercise these options from time to time on one or more occasions for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

RESERVED SHARES

       At our request, the underwriters have reserved for sale, at the initial
public offering price, up to     % of the shares offered by this prospectus for
sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offering by this prospectus.

NO SALES OF SIMILAR SECURITIES

       We and the selling stockholders, our executive officers and directors, all of our other stockholders and others who hold substantially all the options to purchase shares of common stock have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock,

       - sell any option or contract to purchase any common stock,

       - purchase any option or contract to sell any common stock,

       - grant any option, right or warrant for the sale of any common stock,

       - lend or otherwise dispose of or transfer any common stock,

       - request or demand that we file a registration statement related to the common stock, or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.


       Merrill Lynch has informed us that while it does not currently expect to release the entities or persons bound by the lock-up arrangements, including affiliates, prior to the end of the lock-up period, it retains the right to do so at any time without notice at its sole discretion.



       The release of any lock-up by Merrill Lynch is considered on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, and whether the person or entity seeking the release is us or one of our affiliates, shareholders, executive officers or directors.

NEW YORK STOCK EXCHANGE LISTING

       We expect the shares to be approved for listing on the New York Stock Exchange under the symbol "DKS." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

       Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

       - the valuation multiples of publicly-traded companies that the representatives believe to be comparable to us,

       - our financial information,

       - the history of, and the prospects for, our company and the industry in which we compete,

       - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

       - the present state of our development, and

       - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

       An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

       The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

NASD REGULATIONS

       Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by Merrill Lynch.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BID

       Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       If the underwriters create a short position in the commons stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

       The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representative purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

       Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

FINANCIAL ADVISORY SERVICES

       At our request, the underwriters have severally agreed to pay Peter J. Solomon Securities Company Limited a fee of $1,000,000 upon the closing of this offering as payment for financial advisory services to us in connection with the offering.


INTERNET DISTRIBUTION



       Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.



       In addition, a prospectus in electronic format may be made available on the website maintained by Goldman, Sachs & Co. and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.


                            VALIDITY OF COMMON STOCK

       The validity of the common stock offered hereby will be passed upon for us by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York has acted as counsel for the underwriters in connection with this offering.

                                    EXPERTS

       The consolidated financial statements as of February 2, 2002 and February 3, 2001 and for each of the three fiscal years in the period ended February 2, 2002, included in this prospectus and the related consolidated financial statement schedule, included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


       We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered in this prospectus. This prospectus omits certain information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Dick's Sporting Goods and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. We currently do not file periodic reports with the SEC.

       The registration statement, including the exhibits and schedules filed therewith, may be inspected free of charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the SEC's Internet site at http://www.sec.gov. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. We intend to list our common stock on the New York Stock Exchange. Reports, proxy statements and other information concerning Dick's Sporting Goods can be inspected at the New York Stock Exchange, Inc., 11 Wall Street, New York, NY 10005.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES

                               TABLE OF CONTENTS


                                                                PAGE
                                                               ------
Independent Auditors' Report................................      F-2

Consolidated Balance Sheets as of February 3, 2001, February
  2, 2002 and August 3, 2002 (Unaudited)....................      F-3

Consolidated Statements of Income for the Fiscal Years Ended
  January 29, 2000, February 3, 2001, and February 2, 2002
  and for the 26 Weeks Ended August 4, 2001 (Unaudited) and
  August 3, 2002 (Unaudited)................................      F-5

Consolidated Statements of Comprehensive Income for the
  Fiscal Years Ended January 29, 2000, February 3, 2001, and
  February 2, 2002 and for the 26 Weeks Ended August 4, 2001
  (Unaudited) and August 3, 2002 (Unaudited)................      F-6

Consolidated Statements of Changes in Stockholders' Equity
  for the Fiscal Years Ended January 29, 2000, February 3,
  2001, and February 2, 2002 and for the 26 Weeks Ended
  August 3, 2002 (Unaudited)................................      F-7

Consolidated Statements of Cash Flows for the Fiscal Years
  Ended January 29, 2000, February 3, 2001, and February 2,
  2002 and for the 26 Weeks Ended August 4, 2001 (Unaudited)
  and August 3, 2002 (Unaudited)............................      F-8

Notes to Consolidated Financial Statements..................      F-9

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
       DICK'S SPORTING GOODS, INC.:

       We have audited the accompanying consolidated balance sheets of Dick's Sporting Goods, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 2, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dick's Sporting Goods, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

July 1, 2002 (July 15, 2002 as to Note 15)

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                             FEBRUARY 3,   FEBRUARY 2,    AUGUST 3,
                                                                2001          2002          2002
                                                             -----------   -----------    ---------
                                                                                         (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash.....................................................   $  8,279      $  8,976      $ 13,874
  Accounts receivable, net.................................      8,320        14,416        11,252
  Inventories, net.........................................    163,149       202,413       249,762
  Deferred income taxes....................................      9,853         5,219         5,145
  Net assets of discontinued operations....................      3,513
  Prepaid expenses and other current assets................      3,553         5,243         5,503
                                                              --------      --------      --------
       Total current assets................................    196,667       236,267       285,536
                                                              --------      --------      --------
PROPERTY AND EQUIPMENT:
  Buildings................................................      2,752         2,752         2,752
  Leasehold improvements...................................     56,150        68,887        67,568
  Furniture, fixtures and equipment........................     47,264        51,751        64,064
  Vehicles.................................................        537           747           719
                                                              --------      --------      --------
                                                               106,703       124,137       135,103
  Less accumulated depreciation and amortization...........    (44,791)      (52,342)      (58,759)
                                                              --------      --------      --------
     Net property and equipment............................     61,912        71,795        76,344
                                                              --------      --------      --------
OTHER ASSETS:
  Deferred income taxes....................................      2,523         5,970         5,970
  Investments..............................................                    5,770         4,893
  Other....................................................      3,411         3,008         4,871
                                                              --------      --------      --------
       Total other assets..................................      5,934        14,748        15,734
                                                              --------      --------      --------
TOTAL ASSETS...............................................   $264,513      $322,810      $377,614
                                                              ========      ========      ========


                                                                     (Continued)

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                             FEBRUARY 3,   FEBRUARY 2,    AUGUST 3,
                                                                2001          2002          2002
                                                             -----------   -----------    ---------
                                                                                         (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.........................................   $ 82,708      $ 95,573      $127,553
  Accrued expenses.........................................     38,941        47,840        47,006
  Deferred revenue and other liabilities...................     12,825        17,958        13,468
  Income taxes payable.....................................     10,634         5,728         4,553
  Current portion of long-term debt and capital leases.....        320           211           211
                                                              --------      --------      --------
     Total current liabilities.............................    145,428       167,310       192,791
                                                              --------      --------      --------
LONG-TERM LIABILITIES:
  Revolving credit agreement borrowings....................     55,144        77,073        90,299
  Long-term debt and capital leases........................     18,183         3,577         3,466
  Deferred revenue and other liabilities...................      7,016        11,745        12,074
                                                              --------      --------      --------
     Total long-term liabilities...........................     80,343        92,395       105,839
                                                              --------      --------      --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, par value, $.01 per share, authorized
     shares 3,120,159, none issued and outstanding.........
  Common stock, par value $.01 per share, authorized shares
     20,000,000 and 14,502,004, issued and outstanding
     shares 6,045,256, 7,284,379 and 7,284,379 at February
     3, 2001, February 2, 2002 and August 3, 2002
     (unaudited), respectively.............................         60            73            73
  Additional paid-in capital...............................     90,192        96,375        96,375
  Accumulated deficit......................................    (51,510)      (28,039)      (11,590)
  Note receivable for common stock-related party (see Note
     6)....................................................                   (6,196)       (6,196)
  Accumulated other comprehensive income...................                      892           322
                                                              --------      --------      --------
     Total stockholders' equity............................     38,742        63,105        78,984
                                                              --------      --------      --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.................   $264,513      $322,810      $377,614
                                                              ========      ========      ========


See notes to consolidated financial statements.                      (Concluded)

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                       FISCAL YEAR ENDED                   26 WEEKS ENDED
                                            ---------------------------------------   -------------------------
                                            JANUARY 29,   FEBRUARY 3,   FEBRUARY 2,    AUGUST 4,     AUGUST 3,
                                               2000          2001          2002          2001          2002
                                            -----------   -----------   -----------    ---------     ---------
                                                                                      (UNAUDITED)   (UNAUDITED)
Sales.....................................   $728,342      $893,396     $1,074,568     $487,532      $586,758
Cost of goods sold, including occupancy
  and distribution costs..................    564,446       684,552        810,999      372,024       436,366
                                             --------      --------     ----------     --------      --------
    GROSS PROFIT..........................    163,896       208,844        263,569      115,508       150,392
Selling, general and administrative
  expenses................................    132,403       169,392        213,065       95,025       118,024
Pre-opening expenses......................      3,488         5,911          5,144        1,866         3,212
                                             --------      --------     ----------     --------      --------
    INCOME FROM OPERATIONS................     28,005        33,541         45,360       18,617        29,156
Interest expense..........................      3,520         6,963          6,241        3,758         1,740
                                             --------      --------     ----------     --------      --------
    INCOME FROM CONTINUING OPERATIONS
      BEFORE INCOME TAXES.................     24,485        26,578         39,119       14,859        27,416
Provision for income taxes................      9,794        10,631         15,648        5,943        10,967
                                             --------      --------     ----------     --------      --------
    INCOME FROM CONTINUING OPERATIONS.....     14,691        15,947         23,471        8,916        16,449
DISCONTINUED OPERATIONS:
  Loss from discontinued operations and
    disposal of DicksSportingGoods.com
    (net of tax benefit of $4,869 and
    $2,343 in fiscal 2000 and 1999,
    respectively).........................      3,514         7,304
                                             --------      --------     ----------     --------      --------
    NET INCOME............................     11,177         8,643         23,471        8,916        16,449
ACCRETION OF MANDATORILY REDEEMABLE
  PREFERRED STOCK.........................    (14,404)       (5,654)
                                             --------      --------     ----------     --------      --------
(LOSS) INCOME APPLICABLE TO COMMON
  STOCKHOLDERS............................   $ (3,227)     $  2,989     $   23,471     $  8,916      $ 16,449
                                             ========      ========     ==========     ========      ========
EARNINGS (LOSS) PER COMMON SHARE --
  Basic:
  Income from continuing operations
    including preferred stock activity
    applicable to common stockholders.....   $   0.47      $   2.50     $     3.39     $   1.36      $   2.26
  Discontinued operations.................      (5.74)        (1.77)
                                             --------      --------     ----------     --------      --------
  Earnings (loss) applicable to common
    stockholders..........................   $  (5.27)     $   0.73     $     3.39     $   1.36      $   2.26
                                             ========      ========     ==========     ========      ========
  Weighted average common shares
    outstanding...........................        612         4,112          6,930        6,576         7,284
                                             ========      ========     ==========     ========      ========
EARNINGS (LOSS) PER COMMON SHARE --
  Diluted:
  Income from continuing operations
    including preferred stock activity
    applicable to common shareholders.....   $   0.47      $   1.99     $     3.03     $   1.35      $   1.96
  Discontinued operations.................      (5.74)        (0.91)
                                             --------      --------     ----------     --------      --------
  Earnings (loss) applicable to common
    stockholders..........................   $  (5.27)     $   1.08     $     3.03     $   1.35      $   1.96
                                             ========      ========     ==========     ========      ========
  Weighted average common shares
    outstanding...........................        612         8,010          7,745        6,587         8,383
                                             ========      ========     ==========     ========      ========


See notes to consolidated financial statements.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                             (DOLLARS IN THOUSANDS)


                                                  FISCAL YEAR ENDED                   26 WEEKS ENDED
                                       ---------------------------------------   -------------------------
                                       JANUARY 29,   FEBRUARY 3,   FEBRUARY 2,    AUGUST 4,     AUGUST 3,
                                          2000          2001          2002          2001          2002
                                       -----------   -----------   -----------    ---------     ---------
                                                                                 (UNAUDITED)   (UNAUDITED)
NET INCOME...........................    $11,177       $8,643        $23,471       $8,916        $16,449
OTHER COMPREHENSIVE INCOME:
  Unrealized gain (loss) on
     securities available-for-sale...                                    892          551           (570)
                                         -------       ------        -------       ------        -------
COMPREHENSIVE INCOME.................    $11,177       $8,643        $24,363       $9,467        $15,879
                                         =======       ======        =======       ======        =======


See notes to consolidated financial statements.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                    SERIES B                                                                 NOTE
                                   CONVERTIBLE                                                            RECEIVABLE
                                 PREFERRED STOCK           COMMON STOCK        ADDITIONAL                    FOR
                              ---------------------   ----------------------    PAID-IN     ACCUMULATED     COMMON
                                SHARES     DOLLARS      SHARES      DOLLARS     CAPITAL       DEFICIT       STOCK
                              ----------   --------   ----------   ---------   ----------   -----------   ----------
BALANCE, January 30, 1999...   1,708,242   $     17    1,004,000   $      10    $     37     $(51,272)     $
  Accretion of convertible
    and redeemable preferred
    stock...................                                                                  (14,404)
  Net income................                                                                   11,177
                              ----------   --------   ----------   ---------    --------     --------      --------
BALANCE, January 29, 2000...   1,708,242         17    1,004,000          10          37      (54,499)
  Accretion of convertible
    and redeemable preferred
    stock...................                                                                   (5,654)
  Conversion of convertible
    and redeemable preferred
    stock...................  (1,708,242)       (17)  10,931,239         109     157,732
  Repurchase and retirement
    of common stock.........                          (5,889,983)        (59)    (67,577)
  Net income................                                                                    8,643
                              ----------   --------   ----------   ---------    --------     --------      --------
BALANCE, February 3, 2001...                           6,045,256          60      90,192      (51,510)
  Exercise of stock options
    and issuance of common
    stock...................                           1,239,123          13       6,183                     (6,196)
  Unrealized gain on
    securities
    available-for-sale, net
    of taxes of $480........
  Net income................                                                                   23,471
                              ----------   --------   ----------   ---------    --------     --------      --------
BALANCE, February 2, 2002...                           7,284,379          73      96,375      (28,039)       (6,196)
  Unrealized loss on
    securities
    available-for-sale, net
    of taxes of $380
    (unaudited).............
  Net income (unaudited)....                                                                   16,449
                              ----------   --------   ----------   ---------    --------     --------      --------
BALANCE, August 3, 2002
  (unaudited)...............          --   $     --    7,284,379   $      73    $ 96,375     $(11,590)     $ (6,196)
                              ==========   ========   ==========   =========    ========     ========      ========


                               ACCUMULATED
                                  OTHER         TREASURY STOCK
                              COMPREHENSIVE   ------------------
                                 INCOME        SHARES    DOLLARS    TOTAL
                              -------------   --------   -------   --------
BALANCE, January 30, 1999...     $             391,986   $(8,379)  $(59,587)
  Accretion of convertible
    and redeemable preferred
    stock...................                                        (14,404)
  Net income................                                         11,177
                                 -------      --------   -------   --------
BALANCE, January 29, 2000...                   391,986   (8,379)    (62,814)
  Accretion of convertible
    and redeemable preferred
    stock...................                                         (5,654)
  Conversion of convertible
    and redeemable preferred
    stock...................                                        157,824
  Repurchase and retirement
    of common stock.........                  (391,986)   8,379     (59,257)
  Net income................                                          8,643
                                 -------      --------   -------   --------
BALANCE, February 3, 2001...                                         38,742
  Exercise of stock options
    and issuance of common
    stock...................
  Unrealized gain on
    securities
    available-for-sale, net
    of taxes of $480........         892                                892
  Net income................                                         23,471
                                 -------      --------   -------   --------
BALANCE, February 2, 2002...         892                             63,105
  Unrealized loss on
    securities
    available-for-sale, net
    of taxes of $380
    (unaudited).............        (570)                              (570)
  Net income (unaudited)....                                         16,449
                                 -------      --------   -------   --------
BALANCE, August 3, 2002
  (unaudited)...............     $   322            --   $   --    $ 78,984
                                 =======      ========   =======   ========


See notes to consolidated financial statements.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                 FISCAL YEAR ENDED                    26 WEEKS ENDED
                                      ---------------------------------------   --------------------------
                                      JANUARY 29,   FEBRUARY 3,   FEBRUARY 2,    AUGUST 4,      AUGUST 3,
                                         2000          2001          2002           2001          2002
                                      -----------   -----------   -----------   ------------   -----------
                                                                                (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income........................    $11,177      $  8,643       $23,471       $  8,916      $ 16,449
  Adjustments to reconcile net
     income to net cash provided by
     operating activities:
       Loss from discontinued
          operations................      3,514         7,304
       Depreciation and
          amortization..............      8,662         9,425        12,082          5,162         6,579
       Deferred income taxes........     (1,054)       (3,731)        1,187                           74
       Changes in assets and
          liabilities:
          Accounts receivable.......     (2,567)       (1,037)       (6,096)        (9,448)        3,164
          Inventories...............    (10,708)      (23,572)      (39,264)       (49,578)      (47,349)
          Prepaid expenses and other
            assets..................     (1,014)       (2,640)       (1,909)           (49)       (1,816)
          Accounts payable..........     13,555         3,614         9,424         24,058        25,971
          Accrued expenses and
            other...................        (87)       19,253         3,993         (5,194)       (2,009)
          Deferred revenues and
            other liabilities.......      3,171         5,806         5,606         (2,670)       (4,214)
                                        -------      --------       -------       --------      --------
     Net cash provided by (used in)
       continuing operations........     24,649        23,065         8,494        (28,803)       (3,151)
     Net cash (used in) provided by
       discontinued operations......     (8,880)       (5,452)        3,513          3,680
                                        -------      --------       -------       --------      --------
     Net cash provided by (used in)
       operating activities.........     15,769        17,613        12,007        (25,123)       (3,151)
                                        -------      --------       -------       --------      --------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Proceeds from sale-leaseback
     transactions...................      8,991        13,213        10,254          2,467         3,094
  Capital expenditures..............    (14,749)      (35,719)      (32,219)       (15,234)      (14,169)
                                        -------      --------       -------       --------      --------
     Net cash used in investing
       activities...................     (5,758)      (22,506)      (21,965)       (12,767)      (11,075)
                                        -------      --------       -------       --------      --------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Revolving credit borrowings,
     net............................    (13,930)       44,692        21,929         44,356        13,226
  Payments on long-term debt and
     capital leases.................       (433)         (372)      (14,715)           328          (111)
  Proceeds from issuance of long-
     term debt......................      1,163
  Payment on repurchase of common
     stock..........................                  (44,809)
  Increase in bank overdraft........      4,145         8,016         3,441            963         6,009
                                        -------      --------       -------       --------      --------
     Net cash (used in) provided by
       financing activities.........     (9,055)        7,527        10,655         45,647        19,124
                                        -------      --------       -------       --------      --------
NET INCREASE IN CASH................        956         2,634           697          7,757         4,898
CASH, BEGINNING OF PERIOD...........      4,689         5,645         8,279          8,279         8,976
                                        -------      --------       -------       --------      --------
CASH, END OF PERIOD.................    $ 5,645      $  8,279       $ 8,976       $ 16,036      $ 13,874
                                        =======      ========       =======       ========      ========


See notes to consolidated financial statements.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       OPERATIONS--Dick's Sporting Goods, Inc. (together with its subsidiaries, the "Company") is a specialty retailer selling sporting goods, footwear and apparel through its 125 specialty retail stores in the eastern, central and southern United States.

       FISCAL YEAR--The Company's fiscal year ends on the Saturday closest to the end of January. Fiscal years 2001 (52 weeks), 2000 (53 weeks), and 1999 (52 weeks) ended on February 2, 2002, February 3, 2001, and January 29, 2000, respectively.

       PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include Dick's Sporting Goods, Inc. and its wholly owned subsidiaries, American Sports Licensing, Inc., formerly Dick's Asset Management Corporation and for the period October 1, 2000 through February 3, 2001 (see Note 10), DSG Holdings LLC whose operations consisted of its internet business. The Company's investment in DSG Holdings LLC was accounted for under the equity method of accounting for the period November 2, 1999 through September 30, 2000. Prior to November 2, 1999, the internet business was a component of the Company. All intercompany accounts and transactions have been eliminated in consolidation.


       UNAUDITED FINANCIAL INFORMATION--The interim financial information as of August 3, 2002 and for the 26 weeks ended August 3, 2002 and August 4, 2001 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. This information does not include all footnotes which would be required for complete annual financial statements in accordance with generally accepted accounting principles. Operating results for the 26 weeks ended August 3, 2002 are not necessarily indicative of the results that may be expected for the year ending February 1, 2003.


       USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       CASH MANAGEMENT--The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at February 3, 2001 and February 2, 2002 include $24,339,000 and $27,780,000, respectively, of checks drawn in excess of cash balances not yet presented for payment.

       ACCOUNTS RECEIVABLE--Accounts receivable consists principally of amounts receivable from vendors. The allowance for doubtful accounts totaled $523,000 and $502,000, as of February 3, 2001 and February 2, 2002, respectively.


       INVENTORIES--Inventories are stated at the lower of weighted average cost or market. Inventory cost consists of the direct cost of merchandise including freight-in. Inventories are net of reserves for shrinkage, obsolescence and vendor allowances totaling $8,431,000 and $10,566,000 at February 3, 2001 and February 2, 2002, respectively.


       PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost and include capitalized leases. For financial reporting purposes, depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES

Buildings...................................................        40 years
Leasehold improvements......................................     10-20 years
Furniture, fixtures and equipment...........................       3-7 years
Vehicles....................................................         5 years

       For property and equipment under capital lease agreements, amortization is calculated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

       Renewals and betterments are capitalized and repairs and maintenance are expensed as incurred.

       The Company periodically evaluates its long-lived assets to assess whether the carrying values have been impaired, using the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company did not record a charge for asset impairment in fiscal 1999, 2000 or 2001.

       INVESTMENTS--Investments consist of restricted, unregistered common stock and warrants to purchase unregistered common stock. Common stock for which restrictions lapse within one year is classified as "available-for-sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and is carried at fair value. Common stock for which restrictions extend beyond one year is carried at the fair value at the date of acquisition. Fair value at the date of acquisition was determined by an independent appraisal. Fair value subsequent to the date of acquisition is determined by using the methodology employed by the independent appraiser. Unrealized holding gains and losses on stock for which restrictions lapse within one year are included in other comprehensive income and are shown as a component of stockholders' equity as of the end of each fiscal year. At February 2, 2002, investments were carried at $5,770,000, with $1,914,000 representing the fair value of the stock for which restrictions lapse within one year. Unrealized holding gains on stock for which restrictions lapse within one year as of February 2, 2002 were $892,000, net of tax (see Note 11).


       DEFERRED REVENUE AND OTHER LIABILITIES--Deferred revenue and other liabilities is primarily comprised of deferred rent which represents the difference between rent paid and the amounts expensed for operating leases, deferred revenue related to gift cards, and deferred revenue related to the investment in GSI Commerce, Inc. ("GSI") (see Note 11).


       PRE-OPENING EXPENSES--Pre-opening expenses, which consist primarily of marketing, payroll and recruiting costs, are expensed as incurred.

       INCOME TAXES--The Company utilizes the asset and liability method of accounting for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," and provides deferred income taxes for temporary differences between the amounts reported for assets and liabilities for financial statement purposes and for income tax reporting purposes.


       REVENUE RECOGNITION--Revenue from retail sales is recognized at the point of sale. Recognition of revenue for cash received for customer programs such as gift cards is deferred, and the revenue is recognized upon the redemption of the gift card. Sales are recorded net of estimated returns. Revenue from layaway sales is recognized upon receipt of final payment from the customer.



       ADVERTISING COSTS--Production costs of advertising are expensed as incurred and the costs to run the advertisements are expensed the first time the advertisement takes place. Advertising expense, net of cooperative funds received from vendors, was approximately $29,563,000, $33,507,000 and $42,823,000 for fiscal 1999, 2000, and 2001, respectively.


       FAIR VALUE OF FINANCIAL INSTRUMENTS--The Company has financial instruments which include long-term debt and revolving debt. The carrying amounts of the Company's debt instruments approximate their fair value,

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES estimated using the Company's current incremental borrowing rates for similar types of borrowing arrangements.

       SEGMENT INFORMATION--The Company is a specialty retailer that offers a broad range of products in its specialty retail stores in the eastern, central and southern United States. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer, and method of distribution, the continuing operations of the Company are one reportable segment.

       DERIVATIVES--The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective February 4, 2001, and the adoption of this standard did not have an effect on its consolidated financial position, results of operations or cash flows because the Company has not entered into any derivative contracts and maintains no derivative instruments or embedded derivative instruments.

       RECENT ACCOUNTING PRONOUNCEMENTS--In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. The Company does not believe that the adoption of SFAS No. 142, effective February 3, 2002, will have a material impact on its financial position or results of operations.

       In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides guidance that will eliminate inconsistencies in accounting for the impairment or disposal of long-lived assets under existing accounting pronouncements. The Company does not believe that the adoption of SFAS No. 144, effective February 3, 2002, will have a material impact on its financial position or results of operations.


       RECLASSIFICATIONS--Certain reclassifications have been made to fiscal 1999 and 2000 consolidated financial statement amounts to conform to the fiscal 2001 presentation.


2.  ACCRUED EXPENSES

       Accrued expenses consist of the following as of the fiscal periods (in thousands):

                                                               2000      2001
                                                              -------   -------
Accrued payroll, withholdings and benefits..................  $13,539   $18,538
Other accrued expenses......................................   25,402    29,302
                                                              -------   -------
                                                              $38,941   $47,840
                                                              =======   =======

3.  REVOLVING CREDIT AGREEMENT

       The Company's revolving credit facility (the "Credit Agreement"), as amended, provides for financing up to $170,000,000 subject to a borrowing base equal to the lesser of 70% of eligible inventory or 85% of the inventory liquidation value net of certain reserves (as defined by the Credit Agreement). The Credit Agreement expires on May 30, 2003. As of February 3, 2001 and February 2, 2002, the Company's unused borrowing capacity under the Credit Agreement was $50,198,000 and $52,865,000, respectively. Borrowings made pursuant to the Credit Agreement bear interest based upon a formula at either
(a) the prime rate, or (b) the one month London Interbank Offering Rate ("LIBOR"), plus the applicable margin (0% for the prime rate option or 1.25% for LIBOR as of February 2, 2002). Borrowings are collateralized by the assets of the Company, excluding store and distribution center equipment and fixtures that have a net carrying value of $14,144,000 as of February 2, 2002.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES

       At February 3, 2001 and February 2, 2002, the prime rate was 8.50% and 4.75%, respectively, and LIBOR was 5.56% and 1.83%, respectively, and the weighted average interest rate on borrowings outstanding under the Credit Agreement was 7.52% and 3.12%, respectively.

       The Credit Agreement contains restrictive covenants including the maintenance of a certain fixed charge coverage ratio and prohibits payment of any dividends.

       The Credit Agreement provides for letters of credit not to exceed the lesser of (a) $25,000,000, (b) $170,000,000 less the outstanding loan balance and (c) the borrowing base minus the outstanding loan balance. As of February 3, 2001 and February 2, 2002, the Company had outstanding letters of credit totaling $4,188,000 and $7,858,000, respectively.

       The following table provides information about the Credit Agreement borrowings as of and for the periods (dollars in thousands):

                                                                2000       2001
                                                              --------   --------
Balance, fiscal period-end..................................  $ 55,144   $ 77,073
Average interest rate.......................................      7.73%      4.93%
Maximum outstanding during the year.........................  $134,409   $151,700
Average outstanding during the year.........................  $ 67,752   $100,252

4.  DEBT

       Debt, exclusive of capital lease obligations, consists of the following as of the end of the fiscal periods (dollars in thousands):

                                                               2000      2001
                                                              -------   ------
THIRD-PARTY:
  Promissory notes payable to former preferred shareholders
     including interest at 7% due on or before September
     2008...................................................  $14,393   $   --
  Notes payable and term loans in various monthly
     installments through fiscal 2020 with interest rates
     ranging from 4% to 12%.................................    1,109      928
RELATED PARTY:
  Note payable to a former principal stockholder, due in
     monthly installments of approximately $14, including
     interest at 12%, through May 1, 2006...................      642      548
  Less current portion of:
     Third-party............................................     (179)     (55)
     Related party..........................................      (93)    (105)
                                                              -------   ------
                                                              $15,872   $1,316
                                                              =======   ======

       Certain of the agreements pertaining to long-term debt contain financial and other restrictive covenants, none of which are more restrictive than those of the Credit Agreement as discussed in Note 3.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES

       Scheduled principal payments on long-term debt as of February 2, 2002 are as follows (in thousands):

FISCAL
------
2002........................................................   $  160
2003........................................................      157
2004........................................................      174
2005........................................................      193
2006........................................................       84
Thereafter..................................................      708
                                                               ------
                                                               $1,476
                                                               ======


5.  LEASES


       CAPITAL LEASE OBLIGATIONS--The Company leases two buildings from a former stockholder, who is related to current stockholders of the Company, under a capital lease which expires in April 2021. The gross and net carrying values of assets under capital leases are approximately $3,139,000 and $1,623,000 as of February 3, 2001, and $3,139,000 and $1,499,000 as of February 2, 2002,
respectively.

       Scheduled lease payments under capital lease obligations as of February 2, 2002 are as follows (in thousands):

FISCAL
------
2002........................................................   $  240
2003........................................................      240
2004........................................................      240
2005........................................................      240
2006........................................................      240
Thereafter..................................................    3,435
                                                               ------
                                                                4,635
Less amount representing interest...........................    2,323
                                                               ------
Present value of net scheduled lease payments...............    2,312
Less amounts due in one year................................       51
                                                               ------
                                                               $2,261
                                                               ======

       OPERATING LEASE AGREEMENTS--The Company leases substantially all of its stores, as well as certain office facilities, distribution centers and equipment, under noncancelable operating leases which expire at various dates through 2022. Certain of the store lease agreements contain renewal options for additional periods of five to ten years and contain certain escalation clauses. The lease agreements typically provide primarily for the payment of minimum annual rentals, plus contingent rent stated as a percentage of gross sales over certain base amounts, in addition to costs of utilities, property taxes, maintenance, common areas and insurance. Rent expense under these operating leases was approximately $48,130,000, $58,923,000 and $71,642,000 for fiscal 1999, 2000, and 2001, respectively. The Company entered into sale-leaseback transactions related to store fixtures, buildings and equipment that resulted in cash receipts of $8,991,000, $13,213,000, and $10,254,000 for fiscal 1999, 2000, and 2001, respectively. The gain or loss on the sale-leaseback transactions was insignificant, and was deferred.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES

       Scheduled lease payments due (including lease commitments for 21 stores not yet opened at February 2, 2002) under noncancelable operating leases as of February 2, 2002 are as follows (in thousands):

FISCAL
------
2002........................................................   $   85,660
2003........................................................       90,257
2004........................................................       88,090
2005........................................................       84,025
2006........................................................       81,106
Thereafter..................................................      706,817
                                                               ----------
                                                               $1,135,955
                                                               ==========

6.  STOCKHOLDERS' EQUITY

       STOCK OPTIONS--At February 2, 2002, the aggregate number of common shares reserved for grant under the Company's Stock Option Plan (the "Plan") is 4,300,000 shares. The stock option activity during the fiscal years ended is as follows:

                                                                   WEIGHTED-   WEIGHTED-
                                                                    AVERAGE     AVERAGE
                                                                   EXERCISE    GRANT DATE
                                                        SHARES       PRICE     FAIR VALUE
                                                      ----------   ---------   ----------
Outstanding options at January 29, 1999.............   3,626,218    $ 7.99
  Granted...........................................     797,350     10.00       $3.88
  Cancelled.........................................    (421,750)    10.00
                                                      ----------

Outstanding options at January 29, 2000.............   4,001,818      8.18
  Granted...........................................      79,300     10.00       $  --
  Cancelled.........................................    (218,100)    10.00
                                                      ----------

Outstanding options at February 3, 2001.............   3,863,018      8.12
  Granted...........................................      44,000     10.00       $  --
  Cancelled.........................................    (106,913)    10.00
  Exercised.........................................  (1,239,123)     5.00
                                                      ----------

Outstanding options at February 2, 2002.............   2,560,982    $ 9.58
                                                      ==========
Options exercisable at February 2, 2002.............   1,734,761    $ 9.38
                                                      ==========
Options exercisable at February 3, 2001.............   2,537,622    $ 7.14
                                                      ==========
Options exercisable at January 29, 2000.............   2,072,776    $ 6.49
                                                      ==========

       Stock options vest over four years in 25% increments from the date of grant. Certain stock options that were issued in 1992 and were originally scheduled to expire in 2002 have been extended by an additional 10 years. All other options expire 10 years from the date of grant.

       At February 2, 2002, options for the purchase of 219,542 shares were vested and outstanding that have an exercise price between $5.00 and $5.50 per share and have a weighted-average exercise price of $5.11 per share and a weighted-average remaining contractual life of 7.2 years. There are also options for the purchase of 2,341,440 shares outstanding with an exercise price of $10.00 per share, that have a weighted-average remaining

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES contractual life of 6.7 years. Of the options that have an exercise price of $10.00 per share, 1,515,219 are vested. The weighted-average remaining contractual life of all options outstanding at February 2, 2002 is 6.7 years.

       The Company applies the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the Plan. Accordingly, no compensation expense has been recognized where the exercise price of the option was equal to or greater than the fair market value of the stock on the date of grant.

       Had compensation expense for the options granted during fiscal 1999, 2000, and 2001 been determined based on the fair value at the grant dates for awards consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share in fiscal 1999, 2000, and 2001 would have been reduced to the pro forma amounts indicated below.


                                                     1999          2000         2001
                                                  -----------   ----------   -----------
Net income--                        As reported   $11,177,000   $8,643,000   $23,471,000
                                    Pro forma     $10,480,000   $7,496,000   $22,451,000
Basic (loss) income applicable to
  common shareholders--             As reported   $     (5.27)  $     0.73   $      3.39
                                    Pro forma     $     (6.41)  $     0.45   $      3.24
Diluted (loss) income applicable
  to common shareholders--          As reported   $     (5.27)  $     1.08   $      3.03
                                    Pro forma     $     (6.41)  $     0.94   $      2.90



       The fair value of each option has been estimated on the date of grant using the Black-Scholes options pricing model using the minimum value method with the following assumptions for the periods presented: no dividend yield; expected life of 7.5 years; a risk-free interest rate of 5.80%, 5.31%, and 5.20% for fiscal 1999, fiscal 2000, and fiscal 2001, respectively.



       NOTE RECEIVABLE FOR COMMON STOCK--During fiscal 2001, 1,239,123 stock options were exercised in exchange for a note receivable from a related party. The note receivable is due and payable the earlier of May 16, 2011 or upon the ceasing of the borrower's employment with the Company and bears interest at 5.5% per year, payable annually.


7.  PREFERRED STOCK

       As of January 29, 2000, the Company had 12,516,766 shares of preferred stock authorized and 9,396,612 shares issued. All series of preferred stock were convertible to common shares at the option of the holder. In preference to Series B preferred shares, series A, C, D, E, F, and G preferred stock which were redeemable for cash at certain fixed dates, were entitled to cumulative annual dividends, as defined. The undeclared dividends on such series were accreted to accumulated deficit over the holding period. Because of the redemption feature on such series, series A, C, D, E, F and G preferred stock were not classified within stockholders' equity.

       In fiscal 2000, the preferred shareholders elected to convert all outstanding preferred shares to common stock resulting in the conversion of 9,396,612 shares of preferred stock to 10,931,239 shares of common stock. The Company repurchased approximately 60% of the common stock from the former preferred shareholders for cash of $44,809,000 and promissory notes totaling $13,751,000 which accrued interest at 7% annually. The Company repaid the promissory notes on September 9, 2001. The converted common stock held by the former preferred shareholders has a preference in the event of liquidation, merger, or sale of the Company equal to approximately $33,000,000.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES

8.  INCOME TAXES

       The components of the provision for income taxes from continuing operations are as follows (in thousands):

                                                           FISCAL   FISCAL    FISCAL
                                                            1999     2000      2001
                                                           ------   -------   -------
Current:
  Federal................................................  $9,285   $12,601   $11,940
  State..................................................   1,556     1,761       800
                                                           ------   -------   -------
                                                           10,841    14,362    12,740
                                                           ------   -------   -------
Deferred:
  Federal................................................    (890)   (2,990)    2,333
  State..................................................    (157)     (741)      575
                                                           ------   -------   -------
                                                           (1,047)   (3,731)    2,908
                                                           ------   -------   -------
     Total provision.....................................  $9,794   $10,631   $15,648
                                                           ======   =======   =======

       The provision for income taxes differs from the amounts computed by applying the federal statutory rate as follows for the following periods:

                                                              FISCAL    FISCAL    FISCAL
                                                               1999      2000      2001
                                                              ------    ------    ------
Federal statutory rate......................................   35.0%     35.0%     35.0%
State tax, net of federal benefit...........................    4.5       5.0       5.0
Other.......................................................    0.5
                                                               ----      ----      ----
Effective income tax rate...................................   40.0%     40.0%     40.0%
                                                               ====      ====      ====

       Components of deferred tax assets (liabilities) consist of the following as of the fiscal periods ended (in thousands):

                                                               2000      2001
                                                              -------   -------
Property and equipment......................................  $   447   $ 1,911
Inventories.................................................    3,894    (1,908)
Other accrued expenses not currently deductible for tax
  purposes..................................................    5,491     8,045
Deferred rent...............................................    2,544     3,141
                                                              -------   -------
Total deferred taxes........................................  $12,376   $11,189
                                                              =======   =======


9.  (LOSS) EARNINGS PER COMMON SHARE


       (Loss) earnings per share is calculated using the principles of SFAS No. 128, "Earnings Per Share" ("EPS"). Under SFAS No. 128, the convertible preferred stock outstanding for a portion of fiscal 2000 has a dilutive effect for purposes of calculating diluted EPS. The number of incremental shares from the assumed exercise of stock options is calculated by applying the treasury stock method. The effect of the conversion of preferred stock was excluded from the fiscal 1999 calculation and stock options outstanding totaling 3,626,218

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES and 4,001,818 were excluded from the fiscal 1999 and 2000 calculations as they were anti-dilutive. The earnings per share calculations are as follows (dollars in thousands, except per share data):


                                                  FISCAL YEAR ENDED            26 WEEKS ENDED
                                              -------------------------   -------------------------
                                                                           AUGUST 4,     AUGUST 3,
                                              1999     2000      2001        2001          2002
                                              -----   -------   -------   -----------   -----------
                                                                          (UNAUDITED)   (UNAUDITED)
Earnings Per Common Share--Basic:
  Income from continuing operations
     including preferred stock activity
     applicable to common shareholders......  $ 287   $10,293   $23,471     $8,916        $16,449
  Weighted average common shares
     outstanding............................    612     4,112     6,930      6,576          7,284
  Earnings per common share from continuing
     operations including preferred stock
     activity-basic.........................  $0.47   $  2.50   $  3.39     $ 1.36        $  2.26
Earnings Per Common Share--Diluted:
  Income from continuing operations
     including preferred stock activity
     applicable to common shareholders......  $ 287   $10,293   $23,471     $8,916        $16,449
  Dilutive effect of preferred stock
     accretion..............................            5,654
                                              -----   -------   -------     ------        -------
  Dilutive earnings for common
     shareholders...........................  $ 287   $15,947   $23,471     $8,916        $16,449
                                              =====   =======   =======     ======        =======
  Weighted average common shares
     outstanding............................    612     4,112     6,930      6,576          7,284
  Convertible preferred stock...............            3,890
  Stock options and warrants................                8       815         11          1,099
                                              -----   -------   -------     ------        -------
  Weighted average common shares
     outstanding............................    612     8,010     7,745      6,587          8,383
                                              =====   =======   =======     ======        =======
  Earnings per common share from continuing
     operations including preferred stock
     activity-diluted.......................  $0.47   $  1.99   $  3.03     $ 1.35        $  1.96


10.  DISCONTINUED OPERATIONS OF DICKSSPORTINGGOODS.COM

       During January 2001, the Board of Directors approved a plan to discontinue the operations of DSG Holdings LLC, also known as DicksSportingGoods.com, by ceasing its operations in April 2001. The equity interest in operations of DicksSportingGoods.com, the operations as a wholly-owned subsidiary, the operations as a component of the Company, and the loss on disposal have been classified as "Discontinued Operations" in the fiscal 1999 and 2000 Consolidated Statements of Income. The net assets at February 3, 2001 have been classified as "Net assets of discontinued operations" in the Consolidated Balance Sheets. During fiscal 2001, the operations of DSG Holdings LLC ceased and the net assets of discontinued operations were realized in an amount that was not materially different from that recorded as of February 3, 2001. Cash flows in connection with the discontinued operations are reported separately in the Consolidated Statements of Cash Flows.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES

       Net assets of the Company's discontinued operations as of February 3, 2001 are as follows (in thousands):

Current assets..............................................   $ 7,609
Property and equipment, net.................................       986
Other assets................................................     5,996
                                                               -------
  Total assets..............................................   $14,591
                                                               =======
Current liabilities.........................................   $11,078
                                                               =======
Net assets..................................................   $ 3,513
                                                               =======

       Summarized results of operations and estimated net loss from disposal of the discontinued operations for fiscal 1999 and 2000 are as follows (in thousands):

                                                               1999      2000
                                                              -------   -------
Total operating revenues....................................  $   928   $ 2,964
                                                              =======   =======
Operating loss before income taxes..........................  $(5,857)  $(4,757)
Income tax benefit..........................................    2,343     1,903
                                                              -------   -------
Loss from discontinued operations...........................  $(3,514)  $(2,854)
                                                              =======   =======
Estimated loss from disposal before income taxes............  $         $(7,416)
Income tax benefit..........................................              2,966
                                                              -------   -------
Estimated net loss from disposal............................  $         $(4,450)
                                                              =======   =======
Total.......................................................  $(3,514)  $(7,304)
                                                              =======   =======

11.  INVESTMENTS


       In April 2001, the Company entered into an internet commerce agreement with GSI. Under the terms of this 10-year agreement, GSI is responsible for all financial and operational aspects of the internet site which operates under the domain name "DickSportingGoods.com", which name has been licensed to GSI by the Company. The Company and GSI entered into a royalty arrangement that was subsequently converted into an equity ownership at a price that was less than the GSI market value per share, which consists of restricted, unregistered common stock of GSI and warrants to purchase unregistered common stock of GSI (see Note 1). The Company recognized the difference between the fair value of the GSI stock and its cost as deferred revenue to be amortized over the 10-year term of the agreement. Deferred revenue at February 2, 2002 was $4,043,000. In total, the number of shares the Company holds represents less than 5% of GSI's outstanding common stock.


12.  RETIREMENT SAVINGS PLAN

       The Company's retirement savings plan, established pursuant to Section 401(k) of the Internal Revenue Code, covers all employees who have completed one year of service and have attained 21 years of age. Under the terms of the retirement savings plan, the Company provided a 30% (calendar 1999), 40% (calendar 2000), and 50% (calendar 2001) matching of each participant's contribution up to 10% of the participant's compensation, and may make a discretionary contribution. The Company's expense recorded for the contribution was approximately $485,000, $910,000, and $1,272,000 for fiscal 1999, 2000, and
2001, respectively. No employer discretionary contributions were made during fiscal 1999, 2000, and 2001.

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES

13.  COMMITMENTS AND CONTINGENCIES

       The Company is involved in legal proceedings incidental to the normal conduct of its business. Although the outcome of any pending legal proceedings cannot be predicted with certainty, management believes that adequate insurance coverage is maintained and that the ultimate resolution of these matters will not have a material adverse effect on the Company's liquidity, financial position or results of operations.


14.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION



       Interest paid by the Company totaled $3,382,000, $6,647,000 and $6,136,000 for fiscal 1999, 2000 and 2001, respectively. Income tax payments during fiscal 1999, 2000 and 2001 were $4,997,000, $9,524,000 and $14,481,000, respectively.



       During fiscal 2001, 1,239,123 stock options were exercised in exchange for a note receivable in the amount of $6,196,000.



       During fiscal 2001, the Company and GSI entered into an internet commerce agreement which included a royalty arrangement that was subsequently converted into an equity ownership. The Company recognized the difference between the fair value of the GSI stock and its cost as an additional investment and deferred revenue of $4,256,000 (see Note 11).



       The Company recognized accretion of $14,404,000 and $5,654,000 on convertible and redeemable preferred stock as a charge to accumulated deficit during fiscal 1999 and 2000, respectively.



15.  SUBSEQUENT EVENTS


       On July 15, 2002, the Board of Directors approved, subject to the completion of an initial public offering of the Company's common stock; i) an increase in the authorized common stock, ii) the formation of a new class of common stock ("Class B"), $.01 par value, convertible into common stock at the option of the holder with voting rights ten times that of the existing common stock, iii) a common stock split, iv) the issuance of Class B shares to the principal stockholder and his family, in exchange for their existing common stock, and v) the establishment of the 2002 Stock Option Plan and an Employee Stock Purchase Plan.

       On July 15, 2002, the Company amended the Credit Agreement to increase the aggregate revolving credit commitment from $170,000,000 to $180,000,000 and to extend the Credit Agreement to May 30, 2006.

                                     ******

[Map of Dick's store locations as of 8/3/02 and graphic showing number of stores opened at the end of last five fiscal years]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       Through and including           ,     (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                             SHARES

                       [DICK'S SPORTING GOODS, INC. LOGO]

                                  COMMON STOCK

                             ----------------------
                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                         BANC OF AMERICA SECURITIES LLC
                            WILLIAM BLAIR & COMPANY

                                          , 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee.

Securities and Exchange Commission registration fee.........   $18,400
National Association of Securities Dealers, Inc. filing
  fee.......................................................   $20,500
Transfer Agent's fees and expenses..........................          *
Printing and engraving expenses.............................          *
Legal fees and expenses.....................................          *
Legal fees and expenses for selling stockholders' counsel...          *
Director and officer insurance premium......................          *
Blue sky fees and expenses..................................          *
NYSE listing fee............................................          *
Accountants' fees and expenses..............................          *
Miscellaneous...............................................          *
                                                               -------
Total Expenses..............................................   $      *
                                                               =======

---------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       The Delaware General Corporation Law and Dick's charter limit the monetary liability of directors to Dick's and to its stockholders and provide for indemnification of Dick's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Dick's, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. In addition, Dick's bylaws provide that Dick's shall indemnify its officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. Reference is made to Dick's bylaws filed as Exhibit 3.3 hereto.

       Dick's has an insurance policy which insures the directors and officers of Dick's against certain liabilities which might be incurred in connection with the performance of their duties.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

       During the past three years, Dick's has issued and sold unregistered securities in the transactions described below.

       Options. From May 4, 1999 to the present, Dick's has issued stock options to purchase a total of 944,650 shares of common stock to employees and members of Dick's Board of Directors. All of these options have an exercise price of $10.00 per share. The grants of such options were exempt from registration pursuant to Rule 701 under the Securities Act, as all of the issuances of these options were made in reliance on the provisions of Rule 701. All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 under the Securities Act. No underwriters were involved and no commission was paid as part of these terms.

       Promissory Notes. On June 9, 2000, Dick's issued promissory notes totaling approximately $13.8 million aggregate in principal amount to certain of its common stockholders. The promissory notes were issued in connection with these stockholders converting shares of our formerly outstanding preferred stock held by them into shares common stock and our repurchase of certain shares of common stock from these holders. The notes were sold in reliance on the exemption from registration contained in Section 3(a)(9) of the Securities Act for securities exchanged by the issuer with existing stockholders. All holders receiving the notes were existing common stockholders of Dick's. There were no underwriters in the offering and no commission or remuneration was paid or given directly or indirectly for soliciting such exchange.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       (a) The following exhibits are filed as part of this registration statement:

                                    EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
1*        Form of Underwriting Agreement
 3.1+     Certificate of Incorporation
 3.2      Form of Amended and Restated Certificate of Incorporation
 3.3+     Bylaws
 3.4      Form of Amended and Restated Bylaws
 4.1*     Form of Stock Certificate
 4.2      Form of Series E Warrant, Class B
5*        Opinion of Buchanan Ingersoll Professional Corporation
10.1      Associate Savings and Retirement Plan
10.2      Second Amended and Restated Registration Rights Agreement,
          dated June 9, 2000 by and among Dick's Sporting Goods, Inc.
          and certain of its stockholders, as amended
10.3      Amended and Restated Credit Agreement dated as of July 26,
          2000 among Dick's Sporting Goods, Inc., the Lenders Party
          thereto and General Electric Capital Corporation, as amended by the First Amendment to Amended and Restated Credit
          Agreement dated as of May 18, 2001, the Second Amendment to
          Amended and Restated Credit Agreement dated as of July 2001, the Third Amendment to Amended and Restated Credit Agreement
          dated as of August 3, 2001, the Fourth Amendment to Amended and Restated Credit Agreement dated as of September 2001,
          the Fifth Amendment to Amended and Restated Credit Agreement
          dated as of February 2002, the Sixth Amendment to Amended
          and Restated Credit Agreement dated as of April 3, 2002, and the Seventh Amendment to Amended and Restated Credit
          Agreement dated as of July 15, 2002
10.4      1992 Stock Option Plan
10.5      2002 Stock Plan
10.6      Promissory Note in the aggregate principal amount of
          $6,195,615 made by Edward W. Stack in favor of Dick's
          Sporting Goods, Inc. dated as of May 18, 2001
10.7      Dick's Sporting Goods, Inc. (successor in interest to Dick's
          Acquisition Corp.) 12% Subordinated Debenture, dated May 1,
          1986 issued to Richard J. Stack
10.8      Lease Agreement, dated February 4, 1999, as amended for
          388,000 square foot distribution center located in Smithton,
          Pennsylvania
10.9      Lease Agreement, dated November 3, 1999, for 75,000 square foot distribution center in Conklin, NY
10.10     Form of Agreement entered into between Dick's Sporting
          Goods, Inc. and various executive officers, which sets forth form of severance
10.11*    Exchange Agreement dated         , between Dick's Sporting
          Goods, Inc. and Edward W. Stack and the other parties
          thereto
10.12*    Employment Agreement dated          between Dick's Sporting
          Goods, Inc. and Edward W. Stack

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.13     Agreement of Shareholders dated November 12, 1992 between
          Dick's Sporting Goods, Inc., Edward W. Stack and Richard T.
          Stack
21+       Subsidiaries
23.1      Consent of Deloitte & Touche LLP
23.3*     Consent of Buchanan Ingersoll Professional Corporation
          (included in its opinion filed as Exhibit 5 hereto)
24.1+     Power of Attorney (included on signature page to this
          Registration Statement)


---------------


+ Previously filed.


* To be filed by amendment.

       (b)  Financial Statement Schedules. The following financial statement schedule is filed herewith: Schedule II -- Valuation and Qualifying Accounts.

           (i) Financial statement schedules not listed above have been omitted because they are inapplicable, are not required under applicable provisions of Regulation S-X, or the information that would otherwise be included in such schedules is contained in the registrant's financial statements or accompanying notes.

ITEM 17.  UNDERTAKINGS.

       The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes that:

              (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
       (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

              (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pittsburgh, Pennsylvania on August 26th, 2002.


                                          DICK'S SPORTING GOODS, INC.

                                          By: /s/ EDWARD W. STACK
                                            ------------------------------------
                                            Edward W. Stack
                                            Chairman of the Board and Chief
                                              Executive Officer

                               POWER OF ATTORNEY


       Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



              SIGNATURE                              CAPACITY                       DATE
              ---------                              --------                       ----

         /s/ EDWARD W. STACK           Chairman of the Board, Chief
-------------------------------------  Executive Officer and Director
           Edward W. Stack                                                     August 26, 2002




                  *                    President and Director
-------------------------------------
         William J. Colombo                                                    August 26, 2002




        /s/ MICHAEL F. HINES           Chief Administrative Officer and
-------------------------------------  Chief Financial Officer (principal
          Michael F. Hines             financial and accounting officer)       August 26, 2002




                  *                    Director
-------------------------------------
            David Fuente                                                       August 26, 2002




                  *                    Director
-------------------------------------
            Walter Rossi                                                       August 26, 2002




                  *                    Director
-------------------------------------
         Lawrence J. Schorr                                                    August 26, 2002




                  *                    Director
-------------------------------------
           Steve E. Lebow                                                      August 26, 2002




       * /s/ MICHAEL F. HINES
-------------------------------------
 Michael F. Hines, Attorney-in-fact
       Dated: August 26, 2002

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
       DICK'S SPORTING GOODS, INC.


       We have audited the consolidated financial statements of Dick's Sporting Goods, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001 and for each of the three fiscal years in the period ended February 2, 2002, and have issued our report thereon dated July 1, 2002 (July 15, 2002 as to Note 15); such financial statements and report are included elsewhere in this registration statement. Our audits also included the financial statement schedule of Dick's Sporting Goods, Inc. and subsidiaries, listed in Item 16. This financial statement schedule is the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
July 1, 2002

                  DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                                                   CHARGED
                                                      BALANCE AT   TO COSTS                BALANCE AT
                                                      BEGINNING      AND                     END OF
                                                      OF PERIOD    EXPENSES   DEDUCTIONS     PERIOD
                                                      ----------   --------   ----------   ----------
FISCAL 1999:
  Inventory reserves................................    $6,130      $8,266     $(7,079)     $ 7,317
  Allowance for doubtful accounts...................       649         787        (307)       1,129

FISCAL 2000:
  Inventory reserves................................    $7,317      $5,672     $(4,558)     $ 8,431
  Allowance for doubtful accounts...................     1,129         212        (818)         523

FISCAL 2001:
  Inventory reserves................................    $8,431      $8,214     $(6,079)     $10,566
  Allowance for doubtful accounts...................       523         224        (245)         502

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
1*        Form of Underwriting Agreement
 3.1+     Certificate of Incorporation
 3.2      Form of Amended and Restated Certificate of Incorporation
 3.3+     Bylaws
 3.4      Form of Amended and Restated Bylaws
 4.1*     Form of Stock Certificate
 4.2      Form of Series E Warrant, Class B
5*        Opinion of Buchanan Ingersoll Professional Corporation
10.1      Associate Savings and Retirement Plan
10.2      Second Amended and Restated Registration Rights Agreement,
          dated June 9, 2000 by and among Dick's Sporting Goods, Inc.
          and certain of its stockholders, as amended
10.3      Amended and Restated Credit Agreement dated as of July 26,
          2000 among Dick's Sporting Goods, Inc., the Lenders Party
          thereto and General Electric Capital Corporation, as amended by the First Amendment to Amended and Restated Credit
          Agreement dated as of May 18, 2001, the Second Amendment to
          Amended and Restated Credit Agreement dated as of July 2001, the Third Amendment to Amended and Restated Credit Agreement
          dated as of August 3, 2001, the Fourth Amendment to Amended and Restated Credit Agreement dated as of September 2001,
          the Fifth Amendment to Amended and Restated Credit Agreement
          dated as of February 2002, the Sixth Amendment to Amended
          and Restated Credit Agreement dated as of April 3, 2002, and the Seventh Amendment to Amended and Restated Credit
          Agreement dated as of July 15, 2002
10.4      1992 Stock Option Plan
10.5      2002 Stock Plan
10.6      Promissory Note in the aggregate principal amount of
          $6,195,615 made by Edward W. Stack in favor of Dick's
          Sporting Goods, Inc. dated as of May 18, 2001
10.7      Dick's Sporting Goods, Inc. (successor in interest to Dick's
          Acquisition Corp.) 12% Subordinated Debenture, dated May 1,
          1986 issued to Richard J. Stack
10.8      Lease Agreement, dated February 4, 1999, as amended for
          388,000 square foot distribution center located in Smithton,
          Pennsylvania
10.9      Lease Agreement, dated November 3, 1999, for 75,000 square foot distribution center in Conklin, NY
10.10     Form of Agreement entered into between Dick's Sporting
          Goods, Inc. and various executive officers, which sets forth form of severance
10.11*    Exchange Agreement dated         , between Dick's Sporting
          Goods, Inc. and Edward W. Stack and the other parties
          thereto
10.12*    Employment Agreement dated          between Dick's Sporting
          Goods, Inc. and Edward W. Stack
10.13     Agreement of Shareholders dated November 12, 1992 between
          Dick's Sporting Goods, Inc., Edward W. Stack and Richard T.
          Stack
21+       Subsidiaries
23.1      Consent of Deloitte & Touche LLP
23.3*     Consent of Buchanan Ingersoll Professional Corporation
          (included in its opinion filed as Exhibit 5 hereto)
24.1+     Power of Attorney (included on signature page to this
          Registration Statement)


---------------


+ Previously filed.


* To be filed by amendment.